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REGISTRANT'S NAME OMV Aktiengesellschaft

*CURRENT ADDRESS Otto-Wagner-Platz 5, POB 15
A 1091 Vienna
Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FILE NO. 82- 3209 FISCAL YEAR 12/31/01

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DATE : 7/23/02

82-3209

Annual Report

ARS
12-31-01

OMV on the move in 2001.

OMV

EUROPE

For over 30 years of pioneering work in CEE, please press here:
OMV was one of the first movers in the CEE oil industry – in 1968 we became the first company to sign a long term gas supply agreement with the then Soviet Union.

STOCK

Press here for a Blue Chip:
OMV is Austria's largest listed industrial company.

MOTOR

For more mobility in Europe, press here:
OMV is steadily expanding its market position in the Central and East European forecourt business. More than half of our fuel is already sold by our international retail network.

Contents.

Highlights of 2001.

January
OMV's 3D expertise leads to the discovery of high grade crude in the Timor Sea offshore north-western Australia.

February
The 100,000 bbl/d PARCO refinery in Pakistan is completed in a record 32 months (OMV stake 10%).

March
Significant oil discovery on Block NC 186 in Libya's Murzuk Basin.

April
Logistics in Hungary improved by the commissioning of a new 40,000 cbm tank farm in Csepel-Budapest.

A joint venture led by OMV signs an exploration agreement for a 2,500 sq km area on the Mehr Block in Iran.

May
The Annual Stockholders' Meeting approves a dividend of EUR 4.30 per share, a stock option plan for the Executive Board and other senior executives, and an increase in the Company's authorized capital to eight million no par shares.

June
The OMV management outlines its objectives and strategy to over 40 leading analysts at a two-day meeting in Vienna.

July
Expansion of exploration territory in the Middle East continues with OMV's first exploration agreement in Yemen.

August
The development of the Patricia Baleen gas field offshore Australia begins with OMV as operator. A joint venture including OMV wins two exploration licences in the UK sector of the North Atlantic.

Agrolinz Melamin GmbH consolidates its position as the world's number two melamine producer, and work begins on the construction of a new plant in Germany.

September
An Extraordinary Stockholders' Meeting approves the spin-off of the Gas business, as well as an investor friendly amendment to the articles of incorporation providing for the equal treatment of minor shareholders.

October
The first half of the TAG Loop II gas pipeline project is commissioned.

The appointments of Wolfgang Ruttenstorfer and Gerhard Roiss as Chairman and Deputy Chairman of the Executive Board are confirmed, and Helmut Langanger joins the Board.

OMV wins the 2001 Austrian Stock Exchange Award.

November
In connection with an agreement to develop the Sawan field in Pakistan a group headed by OMV signs a gas supply deal with the Pakistani Government and Sui Southern Gas Company Ltd.

December
David C. Davies is appointed as Chief Financial Officer with effect from April 1, 2002.

Move and More.

In the course of a highly successful year 2001 we laid the groundwork for organic growth. We are already a lean, financially strong organization, and we are heading in the right direction. Movement is also the theme of our new image campaign. The green power button symbolizes our ability to get things moving wherever we are – and mobility is part of our everyday business."

(Wolfgang Ruttenstorfer)

At a glance

in EUR million	2001	2000	1999
Consolidated sales	7,736	7,455	5,179
Earnings before interest and tax (EBIT)	610	491	285
Net income	382	323	194
Net income US GAAP [1]	389	359	194
Stockholders´ equity	2,248	1,968	1,715
Stockholders´ equity US GAAP	2,345	2,117	1,854
Capital expenditure	452	669	656
Net cash provided by operating activities	786	611	338
in EUR			
Earnings per share	14.09	11.95	7.19
Earnings per share US GAAP	13.94	13.31	7.20
Dividend per share [2]	4.30	4.30	2.40
in %			
Return on average capital employed (ROACE)	14	12	9
Return on fixed assets (ROfA)	20	16	10
Return on equity (ROE)	18	18	12
Employees as of December 31	5,659	5,757	5,953

[1] US Generally Accepted Accounting Principles
[2] base dividend of EUR 3.00 per share and bonus dividend of EUR 1.30 per share; similar proposal to the Annual General Meeting for 2001

OMV. The OMV Group and its objectives

Who are we

OMV Group

We are not only Austria's largest listed industrial company with consolidated sales of EUR 7.74 bn, we are also one of the leading oil and gas groups in Central and Eastern Europe.

We have world-wide exploration and production activities, along with highly efficient oil and gas supply systems and an extensive retail network throughout the region, which provides us with a solid marketing platform to cater for all consumer needs, both now and in the future. In addition our integrated chemicals and plastics businesses produce melamine and geotextiles for the world market and plant nutrients for Central and Eastern Europe.

We also have a 25% stake in the second largest European based producer of polyolefins, Borealis A/S and 10% in the Hungarian oil and gas company, MOL.

Exploration and Production

Half of our total production comes from Austria, with the remainder coming from our activities in Australia, Libya and the UK.

We are also involved as either an operator or partner in exploration and development projects in our five core areas, Austria, Australia/New Zealand, Libya, Pakistan and the UK, as well as in Albania, Iran, Ireland, Sudan, Tunisia, Vietnam and Yemen. We currently have proved reserves amounting to 340 mm boe.

What are our strengths

We have a unique geographical position and an in-depth understanding of the Central and Eastern European markets. We have concentrated on growing our core businesses, Exploration and Production and Refining and Marketing, along with increasing our efficiency, which has significantly improved our market competitiveness.

We have achieved a good balance between our Refining and Marketing activities, and we have enhanced the profitability of both refineries by maintaining a high degree of integration with basic petrochemical production.

We clearly focus our activities in core areas where we are capable of reaching critical mass. We have 75% of our production in politically and financially stable countries and we have greatly improved our cost base during the last few years, which means that we now possess a very high quality portfolio in the mid-size field range, as well as shares in several giant-size fields.

What are our objectives

We will further strengthen our position as the leading oil and gas Group in Central and Eastern Europe and our aim is to double our sales volume within the next five to seven years. All our competitive advantages will be utilized and we will undertake a strategy of strong organic growth in our core areas of business, Exploration and Production as well as Refining and Marketing. We will further increase overall efficiency throughout the Group and continue to focus on cost management to maintain profitable growth.

Our financial targets over a full business cycle under normal conditions are: a ROACE of 13%, a ROfA of 16%, and a ROE of 16 – 18%, thus aiming to increase shareholder value and represent an attractive long-term investment.

We will continue to be a niche player with a global portfolio. We will aim to increase our production of crude oil, NGL and gas to 120,000 boe/d by 2004 by further developing our existing fields and by acquiring selective, proved acreage in our existing core areas as well as investigating projects in the Middle East and Russia.

Refining and Marketing

We operate two refineries, giving us a combined capacity of 270,000 bbl/d. The Schwechat plant in Austria, which is one of Europe's largest inland refineries produces high grade petroleum products and basic petrochemicals, whilst the Burghausen plant in Bavaria, southern Germany focuses mainly on producing middle distillates and basic petrochemicals. We sell our oil products through our own retail and dealer network and we are market leaders in most Central and Eastern European countries we operate in. We are also actively expanding our Marketing operations within Serbia and Bosnia-Herzegovina.

We have refineries that are recognized for outstanding product quality and environmental standards, along with a high degree of integration and close proximity to their markets. We are able to transport low-cost exports from Schwechat via the river Danube to south-eastern Europe. We have an extensive retail network and efficient commercial distribution systems that give us a highly visible brand image throughout the markets and an extensive platform for continued organic growth.

We will aim to optimize the utilization of our refineries at high levels. We will continue our program of rigorous cost and supply chain management to increase the profitability of both refineries.

We will focus on premium quality high demand products to increase margins, along with continuing to develop the fast growing area of non-oil consumer products, such as shops, car washes and catering outlets at filling stations throughout our network. We will steadily continue to grow our presence within our new markets.

Gas

We supply up to 90% of the natural gas needs of the Austrian market by drawing on supplies from Germany, Norway, Russia and on our own domestic reserves. We also play a key role in the European gas transmission market, with over one third of all Russian gas exports to Western Europe passing through our Baumgarten facility. Our pipeline network is some 2,000 km in length and we also currently hold 80% of the total gas storage market in Austria.

We are positioned at the center of the European natural gas flows, in-between the largest gas exporter Russia and the continually growing markets of Western, Southern and Central Europe. We maintain a competitive advantage through our existing infrastructure and long-term gas contracts, and our Baumgarten gas hub, pipeline network and storage facilities will continue to be profitable assets in the liberalizing gas markets.

We intend to maintain our market share within the Austrian market on the wholesale level whilst increasing our overall direct sales within the region in cooperation with the Austrian gas distribution companies. We will continue to expand our transmission business through organic growth. Furthermore we want to be an assigned partner for new tasks resulting from the amendment to the Austrian Gas Act, e. g. relating to inter-regional pipeline operating, clearing and settlement for balancing energy, etc.

Chemicals and Plastics

We are market leaders in plant nutrients in Austria and many of the neighboring countries, as well as being the world's second largest producer of melamine, a synthetic resin used to make laminated flooring, furniture and boards.

We are also one of the world's top producers of geotextiles, which are non-woven fabrics used in the construction business for separation, filtering, drainage, protection and insulation.

We have created an excellent position in the global melamine and geotextile markets through our state-of-the-art proprietary technology.

We also have a leadership position in the Central and Eastern European plant nutrient market.

We will aim to strengthen our excellent market positions and to improve overall profitability. In the melamine business in particular, we plan to double our worldwide sales volume by the year 2008.

OMV Group. Significant investments

OMV Aktiengesellschaft, Vienna

- Exploration und Production Austria
- Refinery Schwechat and domestic Marketing

Exploration and Production

- 100% OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna
- 100% OMV PEX Öl und Gas Exploration Gesellschaft m.b.H., Vienna
- 100% OMV (ALBANIEN) offshore Exploration GmbH, Vienna
- 100% OMV (ALBANIEN) onshore Exploration GmbH, Vienna
- 100% OMV (IRAN) onshore Exploration GmbH, Vienna
- 100% OMV (IRELAND) Exploration GmbH, Vienna
- 100% OMV Oil Exploration GmbH, Vienna
- 100% OMV Oil Production GmbH, Vienna
- 100% OMV (SUDAN BLOCK 5B) Exploration GmbH, Vienna
- 100% OMV (SUDAN) Exploration GmbH, Vienna
- 100% OMV (VIETNAM BLOCK 111) Exploration GmbH, Vienna
- 100% OMV (VIETNAM) Exploration GmbH i.L., Vienna
- 100% OMV (YEMEN) Exploration GmbH, Vienna
- 100% OMV Proterra GmbH, Vienna
- 56.56% ALTEC Umwelttechnik GmbH, Vienna
- 100% van Sickle Gesellschaft m.b.H., Neusiedl/Zaya
- 100% OMV AUSTRALIA PTY LTD., Perth
- 100% OMV Petroleum Pty Ltd., Perth
- 100% OMV EXPLORATION & PRODUCTION LIMITED, Douglas
- 100% OMV OF LIBYA LIMITED, Douglas
- 100% OMV (U.K.) Limited, London

Refining and Marketing

- 100% AUSTRIA Mineralöl GmbH, Vienna
- 100% OMV – International Services Ges. m.b.H., Vienna
- 100% WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau
- 100% OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia
- 100% OMV Česká republika, s.r.o., Prague
- 100% OMV Deutschland GmbH, Burghausen
- 85% OMV Hungária Asványolaj Kft., Budapest 15%
- 100% OMV Slovensko, s.r.o., Bratislava
- 100% OMV Supply & Trading AG, Zug
- 100% SC OMV Romania Mineraloel s.r.l., Bucharest
- 100% OMV ISTRABENZ Holding Company Plc., Koper (at equity)

Gas

- 100% OMV Erdgas GmbH, Vienna
- 100% Gas Hub Baumgarten GmbH, Vienna
- 100% OMV Cogeneration GmbH, Vienna
- 100% OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna
  - 68.23% Ferngas Beteiligungs-Aktiengesellschaft, Vienna
    - 50% Oberösterreichische Ferngas AG, Linz (at equity)

Chemicals and Plastics

- 100% Agrolinz Melamin GmbH, Linz
- 75% Agrolinz Melamin Deutschland GmbH, Lutherstadt Wittenberg
- 100% Agrolinz Melamin Italia S.r.l., Castellanza
- 100% POLYFELT Gesellschaft m.b.H., Linz
- 100% BIDIM Geosynthetics S.A., Bezons
- 100% Polyfelt Geosynthetics Sdn. Bhd., Kuala Lumpur/Shah Alam
- 25% Borealis A/S, Lyngby (at equity)

Investments in Corporate and Other

- 100% OMV Service Netzwerk GmbH, Vienna
- 100% OMV Clearing und Treasury GmbH, Vienna
- 100% Amical Insurance Limited, Douglas

This chart shows the investments which are subject to full consolidation and significant at equity investments.

Legend:

- 100% Subsidiary company
- 100% Second-tier subsidiary

Statement of the Chairman of the Supervisory Board.

Dear Stockholders,

I am delighted to be able to write to you for the first time in my new capacity as Chairman of the Supervisory Board. The 2001 financial year saw major changes in the Company's governing bodies. On May 23, Oskar Grünwald chaired his last Annual Stockholders' Meeting after more than 26 years on the Supervisory Board, 18 of which as Chairman.
At the end of 2001, Richard Schenz retired from the Executive Board, of which he had been a member since 1988, serving as Chief Executive Officer for the last nine years. Both men were closely associated with OMV's transformation from a state owned national company into a successful, listed international group. Tassilo Peyrer-Heimstätt, who was responsible for Refining and Marketing for more than five years, also stepped down from the Executive Board at the end of the year.

The Supervisory Board has appointed two top executives with international reputations, Helmut Langanger and David C. Davies, to the Executive Board. As a result, OMV now has a strong senior management team that is ideally suited for the task of shaping the Company's future.

In May Rudolf Streicher and Norbert Beinkofer left the Supervisory Board. In their place we are fortunate to have Wolfram Littich and Norbert Zimmermann, who bring exceptional business expertise to the Board. At the end of the year Johannes Ditz resigned from his position as Chairman. I would like to take this opportunity of expressing my admiration and gratitude for the calm, professional manner in which he consistently focused on the strategic positioning of OMV.

The results for 2001 are extremely gratifying, and once again represent a significant improvement on the previous year, despite a more adverse economic climate, especially in the fourth quarter. This shows that our chosen strategy of integration, continuous growth in all business segments and a determined effort to reduce costs has been the right one, and is bearing fruit. One of the main milestones of 2001 was the creation of a competitive structure for the Gas business. Although negotiations were initially strained, the ability of the Executive Board and employee representatives to compromise made it possible to establish an organization that will sustain the major contribution these operations make to results, even in a liberalizing market.

We have to be prepared for deteriorating trading conditions and take account of the increased economic uncertainty. Nevertheless, OMV has strong foundations and should be capable of increasing stockholder value even in difficult trading environments thanks to its strong profitability, competitiveness and commitment to growth. Apart from the core strategy of accelerating organic growth, we must consider the opportunities created by the current consolidation in the oil industry in Central and South-Eastern Europe. Given our existing financial strength and flexibility, these should provide further options for repositioning the Group. Size is not an end in itself, however, and it will be important to look very closely at the potential of any expansion moves for sustained value growth.

In order to reinforce your confidence in us, for the first time we have included in this report a section on corporate governance which sets out our principles for management and control, which are driven by our value creating approach.

Peter Michaelis

> I should like to thank the departing members of the Supervisory and Executive Boards for their efforts on behalf of the OMV Group, and for their valuable contributions.

Supervisory Board. Members and report

Oskar Grünwald 1) 2) 3)
Chairman until May 23

Johannes Ditz 1) 2) 3)
Deputy Chairman until May 23 and Chairman until December 31

Peter Michaelis 1) 2) 3)
Deputy Chairman from May 23 and Chairman from January 1, 2002

Mohamed Nasser Al Khaily 1) 2) 3)
Deputy Chairman

Norbert Beinkofer (until May 23) 2) 3)
Helmut Draxler
René Alfons Haiden
Murtadha Mohammed Al Hashemi 3)
Richard Leutner
Wolfram Littich (from May 23) 2) 3)
Rudolf Streicher (until May 23) 3)
Herbert Werner
Norbert Zimmermann (from May 23) 3)

Delegated by the Central Works Council as per section 110 para. 1 Labor Relations Act:

Leopold Abraham 1) 2) 3)
Hugo Jandl 1) 2) 3)
Franz Kiegler 3)
Franz Kaba
Herbert Nedbal

Committees: 1) Presidential 2) Accounts 3) Projects

In addition to its responsibilities of advising and supervising the Group's management, one of the Supervisory Board's key tasks in 2001 was the appointments to the Executive Board. With the assistance of international executive search consultants and after extensive deliberations, on October 23 the Board approved the appointment of Mr. Langanger and on December 20 of Mr. Davies. Mr. Ruttenstorfer was appointed Chairman and CEO and Mr. Roiss Deputy Chairman.

In 2001 there were eight meetings of the Supervisory Board. The Executive Board provided detailed quarterly reports on the Group's performance, its business segments, its major investments, as well as the business climate and outlook. The agendas allowed for detailed discussion of strategic issues including the spinning-off of the Gas segment and the new joint ventures in gas distribution. Following the interruption of the meeting of March 15 by employee representatives, at its next meeting the Supervisory Board was able to reach unanimous agreement on the new structure of the Gas segment.

Other important topics included expansion projects in E & P, the entry to the Serbian and Bosnian markets in Marketing, and the construction of a melamine plant in Germany. The Supervisory Board reviewed all the project submissions to ensure that they were economically sound and in conformity with strategy. Financial projections for major investments were checked.

Because of the thoroughness with which plenary sessions of the Board examined these matters, no meetings of the Projects Committee were held. The Presidential Committee met twice to discuss consultancy agreements and Executive Board matters. The Accounts Committee met on March 1, 2001 with the auditors.

The Executive Board submitted the annual financial statements of OMV Aktiengesellschaft and the consolidated financial statements for the year ended December 31, 2001 to the Supervisory Board. All financial statements were audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft m.b.H., Vienna, and granted an unqualified audit certificate. The directors' reports are consistent with the financial statements. The Supervisory Board hereby states its agreement with the directors' report issued pursuant to section 127 of the Austrian Stock Corporation Act and approves the annual financial statements, which are thereby adopted in accordance with section 125 para. 2 of the Austrian Stock Corporation Act. The Supervisory Board also states its agreement with the consolidated financial statements and Group directors' report prepared pursuant to section 244 of the ACC. The Supervisory Board approves the Executive Board's proposal to pay a dividend of EUR 3 and a special bonus of EUR 1.30 per no par value share and to carry forward the remaining of EUR 310,786.76 to new account.

Vienna, March 19, 2002
The Supervisory Board

Corporate governance.

Global investors have an interest in standardized, published rules of corporate governance offering them increased transparency and security. To this end, OMV advocates both improved legal standards and a uniform Austrian code of corporate governance.

Transparency creates confidence

OMV is committed to fair corporate communications that instill confidence by providing shareholders, analysts, employees and the general public with timely information tailored to their needs. The Company's financial calendar and other financial information is posted on its website, and can also be received by subscribing to the e-mail distribution service. The Company's interim and annual reports are published in both German and English. The Executive Board takes personal responsibility for certain important aspects of corporate communications and the "one share – one vote" principle is observed.

A balanced relationship between management and control

The **Executive Board** is charged with the operational management of the Company. The Board's statutes, approved by the Supervisory Board, enshrine the following principles:

- Equal rights of Board members, in accordance with the principle of collective responsibility;
- Chairman's casting vote in the event of a tie;
- Decisions of fundamental importance taken by the Board as a whole; specific areas of responsibility assigned to each Board member.

The Company's business policies are formulated in consultation with the Supervisory Board.

OMV's business strategy is directed towards sustained value growth, and the budget and medium-term business plan are designed to ensure that this strategy is consistently adhered to. Conformity with corporate strategy and growth targets plays a major part in the assessment of investment applications. The remuneration of the Executive Board includes performance related elements, which are easy to assess due to the existence of measurable targets. The stock option plans are published.

The **Supervisory Board** is responsible for appointing the Executive Board, and monitoring and advising management. When appointing Supervisory Board members great attention is paid to their knowledge, abilities and experience, and their personal and economic independence of the Company. The Board's procedures and duties are established by its statutes, which require the formation of Accounts and Presidential Committees.

The **auditors**, all of whom are active at international level and are reappointed at regular intervals, submit the annual financial statements for review by the Accounts Committee. The Board makes recommendations to the Executive Board, in the form of a management letter, and monitors their implementation on an annual basis.

Major projects may be referred to a permanent Project Committee, called on an ad hoc basis. There is a comprehensive list of transactions requiring the approval of the Supervisory Board, and of the respective threshold amounts, which also covers business conducted by the Group companies. The statutes provide for the checking of financial projections in respect of major projects, and for reports thereon in the event of cost overruns, as well as the submission of auditors' reports to the Presidential Committee. The Supervisory Board usually holds more meetings than the four per year prescribed by the Austrian Stock Corporation Act.

Although no conflicts of interest on the part of any members of the Executive or Supervisory Boards have ever arisen, OMV welcomes plans to introduce a code of practice governing such matters.

Corporate governance: the institutional framework within which a company is managed and controlled

This report is intended to strengthen investor confidence in our company and the Austrian stock market.

Executive Board.

We would like to thank the staff of the OMV Group for their performance and dedication. With sorrow and gratitude, we remember those of our employees who have passed on.

Richard Schenz
Chairman and Chief Executive Officer (until December 31, 2001)
Born in 1940, married, two children. After completing his technical studies in Vienna Richard Schenz joined OMV in 1969. Initially dealing with production planning and the expansion of the Schwechat refinery. In 1988 he was appointed as the Executive Board member responsible for oil refining and petrochemicals, becoming Chairman in 1992. Until the end of 2001 he headed General Management and Chemicals.

Wolfgang Ruttenstorfer
Deputy Chairman
Born in 1950, married, two children. Ruttenstorfer began his career with OMV after graduating from the Vienna University of Economics in 1976, going on to head the planning and financial control, corporate development and marketing functions, among others. He joined the Board in 1992, with responsibility for Finance and Chemicals until the start of 1997. At the beginning of 2000 he returned to the OMV Group as Deputy CEO and head of Finance, as well as taking charge of the Gas segment. He will become CEO and Chairman of the Board on January 1, 2002, and will be responsible for Gas and the Chemicals businesses. He will continue to serve as finance director until the end of March 2002.

Tassilo Peyrer-Heimstätt
(until December 31, 2001)
Born in 1940, married, four children. While working for Mobil Mr. Peyrer-Heimstätt held various positions in the marketing, planning and procurement departments in Vienna, London and New York, and was chief executive of subsidiaries in Lissabon, Rotterdam and Istanbul as well as in Germany. In 1996 he moved to the OMV Group to take up a position on the Executive Board, and until the end of 2001 he headed Refining and Marketing.

Gerhard Roiss
Born in 1952, married, three children. His business education at Vienna, Linz and Stanford prepared him for managerial responsibilities at various companies in the consumer goods industry. In 1990 he took over as head of OMV's Group marketing department. In the same year he was appointed to the board of PCD Polymere GmbH, becoming chairman in March 1997. In September 1997 he joined the OMV Executive Board. Until the end of 2001 he had assumed responsibility for Exploration and Production, and for the Chemicals operations. On January 1, 2002 Gerhard Roiss he will become Deputy Chairman, and will be responsible for Refining and Marketing, as well as for the Plastics business.



From left to right: Richard Schenz, Wolfgang Ruttenstorfer, Tassilo Peyrer-Heimstätt, Gerhard Roiss

Helmut Langanger will take charge of the Exploration and Production segment on January 1, 2002. He had been Senior Vice President for Exploration and Production since 1992, and played a key role in building the Company's international exploration and production portfolio.

David C. Davies was appointed to the Board with effect from April 1, 2002 and will take over as head of Finance. He is moving from Morgan Crucible Company plc, a London Stock Exchange listed British company which specializes in advanced materials, where he was finance director.

The terms of office of all Board members' appointed on January 1, 2002 run until the end of March 2006.

Statement of the Chairman of the Executive Board.

Dear Stockholders,

2001 was a remarkably successful year for us in a number of ways. We once again reported a significant improvement on the previous year's record set of results, fully achieving our targets. Moreover, our stock outperformed the average for its peer group in the world oil and gas industry and rose by more than 14%. In spite of this, I am not yet satisfied with the absolute level of our share price.

Certainly, the favorable trading environment played a part in these record results, though market conditions were already worsening compared to the previous year. However, we would not have returned results like these if we had not already built up the right kind of portfolio and taken steps to increase our efficiency during the past years. EBIT was up by EUR 119 mn to EUR 610 mn, ROACE reached 14%, and EVA® rose by 32% to EUR 123 mn.

Among the highlights of this year's investment policies in E & P, Marketing and melamine were: major oil discoveries in Libya; the start-up of production at the Miano gas field in Pakistan; the acquisition of a number of filling stations in Central and Eastern Europe; entry into the Yugoslav market; and the commencement of construction of a melamine plant in Germany. The restructuring and spinning-off of the Gas business was an important step towards maintaining income in an open, liberalized market. OMV Service Netzwerk GmbH, which provides the Group's operating segments with customer led services, has come through its first full year with flying colors.

The vision for OMV

As stockholders, you are entitled to an insight into our vision for the Group in five to seven years' time – particularly from a new chairman. I see OMV doubling in size during this period, by way of organic growth. Naturally, we are also prepared to take advantage of the opportunities offered by the consolidation of the Central and Eastern European oil industry, provided that the risks of such acquisitions are manageable, and that they are value accretive. These privatizations are subject to a great deal of political influence, and local decision-makers usually have the last word.

Organic growth is therefore OMV's core strategy, and we intend to implement it by pushing ahead with our plans for globalization and integration. I see OMV increasingly selling its own products, balancing the ratio of Refining to Marketing to 1:1, and that we will produce half of the crude required ourselves, thereby giving a ratio of 0.5:1:1.

Getting there

To reach this goal, we must grow our output of hydrocarbons by an annual average of more than 10%. OMV aims to be number one in Marketing in Central and Eastern Europe, with a share of more than 20% of a market of some 150 mn people and 100 mn tons of petroleum products. We want the Gas business to be a supplier on a Central European scale, and a major transmission hub. And we want the melamine business to be one of the world leaders.

I am well aware that these are ambitious goals, and that we will have to do everything in our power to keep driving growth and profitability if we are to stand up to the competitive pressures we face. In the 1990s OMV was a typical national oil company, and its financial performance was modest in international terms. Looking back, we can now see that the Group has done what was needed to keep pace with the vast changes that occurred in the past decade. This gives me confidence in our ability to attain our goals for the coming years.

Today OMV is active in over 30 countries, and over 40% of its sales are generated abroad. Some 60% of our filling stations are outside Austria, half of our oil and gas is produced abroad, and our

> These results demonstrate the energy and abilities of our workforce, and I should like to thank them for their contribution.

> Doubling our size through organic growth

Innovation and entrepreneurial attitudes at all levels create new growth potential

international operations employ a quarter of our workforce. Our profits per barrel of oil equivalent produced are in the top tertile of the European oil industry as a whole. We have grown significantly, at 13% our ROACE is fast approaching that of the majors, and our gearing ratio is only 17%. In short, OMV already has a strong track record, and is ideally placed for organic growth.

Big boost for capital expenditure

We will pursue our strategic objectives for E & P in new and existing target areas, adopting a selective niche policy with regard to project types and sizes. The core market for Marketing will remain Central and Eastern Europe where there is still plenty room for expansion. To grow this business, we shall need new logistics networks. All the demand forecasts for gas project growth. By entering new distribution joint ventures we should soon become the leading direct supplier in Austria, and break into the markets of neighboring countries. In the melamine business we are building new plants and launching into new markets. Our investment program is based on these objectives, and is to be stepped up to EUR 2.7 bn for the 2002 – 2004 period. Around 64% of this amount is being invested in growth and expansion, and 36% in rationalization and maintenance.

Record results unlikely to hit again – aim is accelerated growth

Financial strength is important, but it is not the only yardstick of success. Although OMV already has many unique strengths, we must continue to be innovative in order to develop new business drivers. Our existing strong points include technical expertise, excellent filling stations that serve as multi-channel outlets, the long-term Russian gas contracts, the large gas storage facilities and transmission capacities, and industry-leading melamine process technology.

The right corporate culture and corporate structure

In short: Move and More. OMV gets things moving.

No business can prosper without a clear strategy, but corporate culture and structure are equally crucial to success. Precisely because of the changing business environment and our stated growth strategy, we must be careful not to lose sight of our values, standards and ability to communicate.

We must not forget that the workforce is one of our key success factors. Here, too, we observe the principle: "What gets measured, gets done." We collect data on employee health and job satisfaction, communication and information, employees and organization, and collate this into a human capital index. We also assign top priority to safety. OMV has always followed responsible environmental policies and seeked to continuously improve its standards. Our research and development programs enhance the efficiency of our products and reduce their impact on the environment. At the same time, we promote progressive, environmentally aware attitudes on the part of each and every staff member. This involves empowerment, and ensuring that our people enjoy their work.

We will continue to strive to build flexible structures that will enable us to make further progress in cutting costs, flattening hierarchies, pooling expertise and decentralizing responsibility whilst constantly adapting to market conditions.

The benefits of all the hard work done in past years were especially apparent in 2001. Results like these cannot be repeated at will. The economic outlook is not rosy, and the oil industry faces hard times. But I strongly believe in OMV's potential. If we successfully implement our strategy, the growth rate for the next three years will exceed 10%, our gearing ratio should not be above 30% despite heavy investments, and the return on invested capital will be three percentage points above the weighted average cost of capital.

Wolfgang Ruttenstorfer

OMV stock.

Strong performance despite troubled conditions

Market trends for oil and gas stocks during the year reflected volatile crude and falling gas prices, and the aftermath of the tragic events of September 11.

Despite generally depressed market sentiment OMV stock held up very well, ending the year 14% up and thereby outperforming the industry average (FTSE Oil & Gas Index 6% down) by a wide margin. The OMV stock also performed well in comparison to other indices. The ATX was alone in recording a gain for the year (up by 6% to 1,140.36 points), with the main exchanges all retreating (Dow Jones off by 7%, FTSE 100 by 16%, DAX by 20% and Nikkei down by 24%).

OMV stock also did well in terms of turnover, which rose by 58%, from EUR 1.61 bn in 2000 to EUR 2.54 bn in the year under review. This made OMV the most liquid stock on the Vienna Stock Exchange, with a 15% share of total turnover (2000: 8%). Market capitalization on the Vienna Stock Exchange fell by almost 14%, to stand at EUR 23.7 bn, due to delistings.

Capital increase approved

The last Annual General Meeting on May 23, 2001 approved a capital increase by way of the issuance of up to eight million no par shares corresponding to EUR 58.16 mn within five years. The purpose of this possible authorized capital is to provide scope for rapid and flexible expansion. The Extraordinary Stockholders' Meeting held on September 20, 2001 resolved a shareholder friendly amendment to the articles of incorporation excluding the legal 15% discount on mandatory offers to minority shareholders.

In order to align their interests with those of the Company, in 2001 staff and management were again given an opportunity to acquire a stake in OMV, through a stock option plan for members of the Executive Board and other senior executives and an employee share ownership plan.

Due to the continued favorable business position in 2001, the Executive Board will propose a base dividend of EUR 3 and a bonus of EUR 1.30 per share at the Company's Annual General Meeting. This will represent a payout ratio of over 30% and a dividend yield of almost 5%.

Intensive investor relations activities

Contact with investors, shareholders and analysts was stepped up. One-on-one meetings, roadshows and conferences were held in Europe, Canada and the USA. A highlight of the year was the summer analysts' meeting. A mix of presentations, excursions and discussions with the Executive Board and managers gave over 40 national and international analysts an insight into the OMV Group. The quality of the investor relations work was recognized by the 2001 Austrian Stock Exchange Award and a number of other awards.

OMV share
Comparison of indices and monthly volumes



in EUR mn
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
500
400
300
200
100
0
J F M A M J J A S O N D

OMV monthly volume
OMV share price index
FT 350 Oil & Gas index

Performance well ahead of peer group average; most liquid stock on Vienna Stock Exchange

At a glance in EUR	2001	2000	1999	1998	1997
Market capitalization in EUR bn	2.54	2.23	2.61	2.17	3.43
High of the year	122.65	99.40	98.00	141.57	141.57
Low of the year	78.00	74.10	72.75	70.49	85.39
Year end	94.12	82.50	96.50	80.30	127.18
EPS	14.09	11.91	7.11	6.19	6.02
Book value per share	82.66	72.21	62.65	56.49	53.22
Cash flow [1] per share	29.21	22.65	12.53	16.84	21.54
Dividend per share	4.30 [2]	4.30	2.40	2.25	2.03
P/CF [3]	3.2	3.6	7.7	4.8	5.9

[1] net cash provided by operating activities [2] recommended dividend including bonus of EUR 1.30 per share
[3] based on year-end prices

People. Our human capital

The OMV Group attaches great importance to its workforce. Rapid globalization and intensifying competition in the oil industry make it more important than ever for OMV to differentiate itself through the quality of its human capital, and position itself in terms of the skills and motivation of employees.

At the start of 2001 structures were put in place to provide the business segments with targeted local support. Human resource managers, clearly assigned to the businesses, are now helping to guide staff members through the processes of change taking place in the Company.

Human Capital Index
2001: 63



Communication/information: 57
Health/enjoyment of work: 66
Staff/organization: 65

Personnel management systems have been rethought and expanded. For the first time, the **Human Capital Management** (HCM) system was applied on a Group-wide basis in 2001. This makes the corporate culture measurable, and thus controllable. An extensive survey, using questionnaires on health and enjoyment of work, internal communication and information flows as well as staff and organization, was conducted at 34 Group sites in 12 countries, recording an impressive response rate of 51%. Steps taken by a pilot group in 2000 were found to have been efficient, and led to a marked rise in the Human Capital Index.

Focus on staff and management training in 2001

High priority was also given to **leadership training** and **coaching** of senior executives. Meanwhile training programs in the areas of communication skills, teamwork, self-management, business, quality assurance, safety, languages and IT continued with undiminished intensity. The strong commitment to training was also reflected in spending, which was some EUR 3.6 mn in 2001 (2000: EUR 2.9 mn).

As part of our systematic **career and succession planning** effort, workshops were held to help junior managers think through their future and realign their career paths. Diagnostic workshops were held to identify leadership potential, enabling development activities to be planned for future managers.

Under the improved **performance review** system, staff members and senior executives held open discussions to agree on objectives and future development measures.

The existing **management by objectives** system was further expanded. Staff were again invited to participate in an **employee share ownership plan**, thereby offering the entire workforce a stake in the long-term success of the Company. For the second time top management was offered an opportunity to participate in a **stock option plan**, and more than 70% of those eligible elected to do so.

Close attention was again paid to employee numbers and personnel expenses. The overall **payroll** fell from 5,757 to 5,659. A total of 134 people took advantage of an internal early retirement scheme. At the same time new staff with the necessary skills and knowledge to contribute to the Company's long-term future were recruited. In addition, 38 new apprentices were taken on, mostly for training in technical occupations. Due to the continued rapid globalization of operations, 78 senior managers were assigned to duties abroad.

Payroll as of December 31	**2001**	**2000**	**1999**
Non-salaried staff	2,292	2,398	2,507
Salaried staff	3,197	3,216	3,294
Apprentices	114	86	96
Executive Board and senior executives	56	57	56
OMV Group	5,659	5,757	5,953
whereof in Austria	4,260	4,408	4,624
Rest of Europe	1,209	1,201	1,197
Rest of the world	190	148	132

Value management.

An established element in the OMV management system

Following some years of introduction and consolidation, OMV's approach to value management is now integral to the running of the Group, and management attaches great importance to it. Planning and decision-making processes as well as the reporting procedures are strongly influenced by this philosophy, and our information systems are set up to deliver the necessary metrics and control levers.

Our structural and investment policies are based on a corporate and business value approach that aims to both nurture existing assets and drive a challenging growth program without losing sight of profitability.

In other words, our value management methods are intended to safeguard existing value and accelerate the exploitation of new strategic opportunities. Profitability is assured by applying appropriate selection criteria and hurdle rates to investment projects.

Keeping results on track for strategic value creation goals

OMV's earnings goals and results are the measures of its ability to leverage the strategic potential in its day-to-day business whilst remaining in line with Corporate strategy.

The yardsticks of success are the return on average capital employed (ROACE-target 13% after tax) and Economic Value Added (EVA, registered by Stern & Steward & Co.), an indicator for exploitation of the created potential for value. Our target for the "return spread" (the difference between ROACE and the weighted average cost of capital, WACC) is three percentage points. Our planning is based on a long-term goal of a 10% WACC after tax.

In the past few years we have consistently moved closer to attaining our earnings targets and overall improved profitability, whilst also achieving significant organic growth.

Meeting market expectations and making OMV an attractive investment

Corporate and business value approach to managing investment and growth

Because we attach a high priority to making our stock an attractive investment, objectives, metrics and control levers based on a capital markets perspective are an integral part of OMV's financial management style.

Our aim is for competitive financial performance, through strategies aimed at growth and high levels of profitability, to be reflected in the performance of our stock.

OMV already offers a highly attractive dividend yield, and we are now targeting further growth in total shareholder return in line with capital markets' expectations. Here, too, we are looking for a five-year rolling average growth rate of 13%.

The progress made in executing this strategy, the structures in place and the improvements in Group performance already achieved should provide us with a good platform for future growth in the value of our shareholders' investments.

Shareholder friendly policies firmly anchored in management philosophy

Targets in %	2001	2000	1999	Targets over the cycle
ROACE	14	12	9	13
ROfA	20	16	10	16
ROE	18	18	12	16–18
Gearing ratio	17	28	35	30
Payout ratio	30	36	33	40

R & D. Research and development

Projects to improve reservoir management; low sulfur diesel according to Auto Oil II produced in Burghausen; new applications for melamine

OMV's research and development (R & D) department is a center of technical excellence that helps all the Group's business segments to upgrade their products and services by offering them access to modern equipment and the latest research findings. We spent EUR 20.57 mn on our R & D program in 2001 (2000: EUR 18.84 mn).

Exploration and Production

OMV is collaborating with Norway's Statoil on a successful **enhanced oil recovery (EOR)** pilot project involving microbial recovery technology. A further project regarding seismic for reservoir management assists to ascertain reservoir characteristics such as volume and permeability, and the seismic imaging system employed operates at such high resolution that it is possible to distinguish between hydrocarbons and other fluids.

Progress on the **drilling and production technology** front included the development of new protection methods that have trebled the useful life of deep well pumps, resulting in considerable costs savings. Another project concerns the development of improved cleaning techniques for horizontal or strongly inclined wells. This type of drilling is becoming increasingly frequent.

A **waterflood management** project changed over a water treatment system with an annual throughput of 10 mn t to a microbial process which is a cheaper and more efficient method.

Refining and Marketing

As part of the preparations for compliance with the European Auto Oil II program, in November OMV began marketing low sulfur **diesel fuels** produced in Burghausen. In connection with the optimization program at the Schwechat refinery, new test procedures were developed for determining the thermal stability and storage life of middle distillates. In addition, adjustments were made to the formula for extra light fuel oil and a number of new components were introduced. New **lubricants** developed during the year 2001 included a synthetic compressor oil with a significantly extended service life, fuel saving gear oils for commercial vehicles, and a range of products for the sawmill industry.

2001 also witnessed the launch of a research project, involving extensive investigations of reference road sections, aimed at studying the long-term aging characteristics of OMV's polymer modified bitumen, **Starfalt**. The data acquired in this project will be used as a basis for the development of new formulations. The research results were presented at the OMV bitumen workshop in autumn 2001.

Gas and Chemicals

Activities of R & D in the **Gas** segment centered on the testing of emissions of gas fuelled vehicles.

In Chemicals the focus was on the **melamine** business. Investments in new research facilities and the recruitment of additional research staff promote new products and cut product development lead times. A pilot plant was built to develop processes for the manufacture of innovative melamine resin based products. The first samples of a novel thermoplastic melamine resin have been produced. A pilot fluid resin plant has been commissioned at the Castellanza plant in Italy in order to provide supplies of the new material for product and application development.

In 2001 many collaborative **projects** were undertaken in cooperation with business partners and research institutions. These included a European project for methane emission testing, the co-funding of a Christian Doppler laboratory at the Graz Technical University where practical research into fuel cell systems is being carried out, EU supported biofuel projects, and projects at the Wood Competence Center in Linz, where universities and industrial partners are developing new applications for melamine.

R & D expenditure
in EUR million



16
14
12
10
8
6
4
2
0
2.07
2.50
12.21
12.14
4.57
5.93
E&P
R&M
C&P
2000
2001

HSEQ. Health, safety, environment, quality

Health

OMV's industrial medicine service aims to enhance employees' quality of life and maintain their ability to contribute to the success of the Company. An example of the measures taken was the introduction in October of a five-shift system at Agrolinz Melamin GmbH in order to reduce the burden on workers' health from shift working. A variety of preventive medical programs were regularly conducted. The main focus in 2001 was on preventive skin and dental check-ups. Both programs recorded excellent take-up rates.

A "smoke free OMV" campaign is planned for 2002. This will provide targeted information, individual advice and smoking cures, and promote increased awareness of the health issues associated with smoking.

Working and plant safety

OMV is already one of Austria's safest companies. For example, in 2001 there were no accidents resulting in time off work at either refinery. Plant safety standards are maintained by conducting extensive risk analyses. All sites where such risks arise either already have safety management systems in place or are in the process of installing them.

Two large-scale emergency drills at the Schwechat plant, involving 600 emergency service staff, and at Burghausen in which 150 emergency workers took part, went smoothly.

In 2001 all alarm and emergency plans were appraised and upgraded. Crisis scenarios were used to assess evacuation plans for staff at foreign operations. After the September terrorist attacks staff in Pakistan were repatriated in accordance with these plans.

In 2002 our health and safety effort will continue to focus on the identification and prevention of potentially hazardous situations with the aim of giving OMV a world-class safety record.

Environmental protection

The central environmental issue for us during the year was the formulation of a corporate climate change policy. Internal working parties addressed climate protection and mobility, greenhouse gas emissions at OMV sites, long-term agreements, emissions trading and our business portfolio. A current project is studying the possibility of storing CO_2 in depleted oil and gas reservoirs.

We remain committed to expanding our network of **natural gas filling stations** and selectively developing alternative fuels. Another project is investigating **CH_4-emissions** along the natural gas supply chain. OMV is assisting by taking measurements at different types of equipment. A report on this subject will be submitted in 2002. **Emissions** of the main pollutants that arise from our activities – SO_2, NO_x and VOCs – have been greatly reduced in the past decade, and are now stable at levels that are extremely low in comparison to our European peer group.

An investigation was carried out into OMV's **waste management** practices to introduce a standard disposal system for all Group operations in Austria. OMV is capable of recycling much of its waste internally, in an environmentally friendly manner. For instance, contaminated earth can be processed at microbiological treatment plants.

Process management for increased efficiency

In 2001 our process management activities were placed on a Group-wide footing, in order to enable us to analyse, structure and model our business processes in accordance with uniform methodology. This enables synergies to be exploited, processes to be standardized, and the conditions thus created for internal and external process benchmarking. The process documentation generated in this way is an important management tool. These activities are aimed at achieving sustained improvements in value creation and profitability.

Creating a world class safety culture:
safety standards already high; environmental standards being upgraded;
sustained improvements in value creation and efficiency

THINK:AHEAD
discovery safety

Number of accidents
with absence from work ≥ 1 day
in 1 million working hours



18
16
14
12
10
8
6
4
2
0
1998
1999
2000
2001
Target 2004
OMV Group
Responsible Care Companies in Austria

Directors' report.

Global economic downturn

The economic boom and the record growth in world trade came to an abrupt end in 2001. World economic growth dropped back to 1.3% and industrialized countries' exports declined. In the OECD area real GDP growth which had run at 3.9% in 2000 slid to a mere 0.8%. In the USA it dropped to 1%, while in Japan the economy contracted. In the EU, GDP expanded by only 1.6%, reflecting a weakening both in domestic demand and exports. In Europe, unlike the USA, little action was taken to provide an economic stimulus, and this led to stagnation in the second half.

Volatile crude oil prices; average Brent price dropped by 14% to USD 24.5/bbl

Economic trends were mixed in **Central and Eastern Europe**. Growth slowed in Bulgaria, Hungary, Serbia and Slovenia, but picked up in Croatia, the Czech Republic and Slovakia where it expanded by between 3% and 4%.

In **Austria** real economic growth slipped from over 3% in 2000 to 1.1% in 2001. The main factor depressing demand was a 0.5% decline in investment which chiefly affected the construction sector. Despite a marked fall-back in the second half, exports and capital goods production were still the main props of demand.

In absolute terms, employment grew slightly; however, the unemployment rate rose to 3.9%. Austrian inflation according to the harmonized EU index increased to 2.3%.

Crude price (Brent) and EUR/USD exchange rate
(monthly average)


USD/bbl
USD
45
40
35
30
25
20
15
10
5
0
1.05
0.90
0.75
0.60
0.45
0.30
0.15
0
J F M A M J J A S O N D
Brent price 2001
Brent price 2000
EUR/USD 2001
EUR/USD 2000

Flat oil demand and falling crude prices

The **world oil market** was hit by slowing demand due to the economic downturn, and demand registered a slight absolute decline in the OECD area. In 2001 as a whole, world oil demand inched up by 0.1 mn bbl/d to 76 mn bbl/d. At 76.9 mn bbl/d world crude production likewise recorded a 0.2 mn bbl/d year-on-year increase. The resultant supply overhang was only kept under control by output cuts by OPEC which reined back production of crude oil and NGL by 0.6 mn bbl/d. Non-OPEC countries boosted production by 0.7 mn bbl/d, raising their market share to 60%.

Crude oil prices were again subject to wide fluctuations in 2001. During the early weeks of the year prices rose in response to OPEC's announcement of a 1.5 mn bbl/d production cut, and spot Brent crude climbed from USD 23.3/bbl to the year's high of USD 30.6/bbl.

In mid-March and immediately after the September terrorist attacks prices again briefly spiked, almost hitting USD 30/bbl. OPEC's policy, aimed at calming markets, took oil prices below USD 20/bbl by mid-November. The annual average price of Brent fell by almost 14%, from USD 28.4 to USD 24.5/bbl.

Following the turbulent markets of 2000, Rotterdam petroleum product prices moved more closely in step with crudes in 2001. In the face of increasingly gloomy economic forecasts from mid-September onwards, prices fell significantly. The average prices of the main product categories for the year as a whole were down by between 13–15%.

However, the rise in the dollar exchange rate by an average of 4%, from EUR 1.082 to EUR 1.127, reduced the impact of the price decline.

The inflation adjusted energy price index for private households dropped by 2%. The prices of solid fuel, electricity and natural gas rose, but those of automotive fuels and fuel oils fell, in some cases sharply.

Marked increase in energy consumption

According to preliminary estimates Austrian primary energy use grew by 4% year on year. This was a result of a fall of over 1°C in average temperatures and a shift from hydropower to thermal generation because of the

cold, relatively dry weather in the fourth quarter. For example, this led to a gain of about 7% in gas demand, to 7.8 bcm. Although domestic output and imports rose slightly, most of the additional gas requirements of about 0.6 bcm were met from storage.

In the petroleum product markets served by the OMV Group, demand recovered slightly by 1% to about 65 mn t. In the transition countries consumption rose to a total of about 35 mn t, with automotive diesel registering particularly strong growth while heavy fuel oil demand sagged.

Demand was considerably more robust in Austria and Bavaria (total consumption of about 30 mn t) where demand for light fuel oil grades increased compared to last year.

In **Austria** total sales volume rose by around 3% to 10.8 mn t. Among the transportation fuels there was a 5% increase in diesel sales volume, a 1% dip in gasoline demand and – for the first time in eight years – a fall in sales of aviation fuel. The ground lost due to price related reluctance to hold stocks in 2000 was more than made up by booming sales in 2001. Deliveries of extra light fuel oil jumped by 20%, and those of light fuel oil were up by 3%. However, as in the previous year heavy fuel oil demand slumped by some 25%.

In **Bavaria** overall sales growth of 2% was mainly accounted for by lively fuel oil demand (up by 8%) while gasoline sales volume decreased by 4%.

In **Hungary** sales of transportation fuels advanced by 4% but fuel oil sales were 12% down, thus showing an overall reduction of 2%.

In the **Czech Republic** transportation fuel demand climbed by about 3%, but an 11% drop in fuel oil sales held overall growth to some 2%.

In **Slovakia** automotive fuel demand rose by 5%, and together with a jump of more than 20% in fuel oil sales brought rapid overall growth.

In **Slovenia**, expanding diesel demand was offset by contracting gasoline sales.

The **Bulgarian** diesel market grew by 4%, but overall demand was unchanged as gasoline and fuel oil sales lost ground.

In **Romania**, automotive fuel demand gained about 3% compared to last year's figures.

Tight fertilizer supply, and weak melamine and plastics markets

The European chemical industry registered output growth of only 1%. On the plant nutrient market the EU-wide capacity reductions balanced straight nitrogen fertilizer supply and demand. Capacity utilization and margins also rose as a result of an accident at one of the largest European plants.

Melamine demand recorded a year-on-year decline of about 4% in 2001. The economic slowdown in the second half of 2001 hit the heavily export dependent European wood based materials industry which is a major customer for melamine. The continuing crisis in the building industry also had a negative impact on demand and prices.

Western European polyolefin demand growth fell back to around 2%. Due to the commissioning of new plants and to growing volumes of imports from the Middle East capacity utilization slipped to about 82%. Suppliers were forced to rein in production or shut their plants down altogether.

During the first six months of the year polyolefin prices were stable at high levels, but they retreated somewhat in the third quarter and collapsed in the fourth. Average polypropylene prices for the year as a whole were virtually unchanged, while polyethylene prices were about 10% down on the previous year's level.

Slight increase in consumption of petroleum products to some 65 mn t

Consumption of petroleum products
in million tons



20
18
16
14
12
10
8
6
4
2
0
Slovakia
Slovenia
Bulgaria
Croatia
Hungary
Czech Rep.
Romania
Austria
Bavaria

Declining growth in demand of plant nutrients and polyolefins; decline in melamine sales volume

E & P. Exploration and Production



At a glance

in EUR mn	2001	2000	% change
Segment sales	765	954	(20)
Earnings before interest and tax (EBIT)	273	320	(15)
Capital expenditure	132	86	54
Return on fixed assets in %	35	42	(17)
Production in mn boe	28.5	28.5	—
Proved reserves as of December 31, in mn boe	340.5	338.0	1

Core regions strengthened as new gas and condensate fields came on stream and expansion of our exploration portfolio

Unchanged output and high crude prices lead to good results

Segment sales were 20% down on the previous year – mainly as a result of crude oil price volatility and lower overall prices – but at EUR 765.37 mn they were still at a comparatively high level. **EBIT** was affected by lower sales, but held up well at EUR 272.97 mn (2000: EUR 319.54 mn). The decline was chiefly attributable to the previous year's exceptionally high crude prices and to increased exploration costs during the year under review. The switch to the use of put options and collars brought major savings on hedging costs. EBIT adjusted for special effects was down by 16% to EUR 311.75 mn. The special charges expensed against EBIT, most of which related to additional personnel reduction costs and to valuation allowances, fell by some EUR 15 mn, to EUR 38.78 mn.

Behind this sound performance was constant production **output** at 28.5 mn boe and a further reduction in **production costs** to USD 4.82/boe, meaning



that we achieved our target of keeping unit costs below USD 5/boe.

Stable volume mainly reflected higher crude and natural gas liquids (NGL) production in Libya, and rising gas output in Austria, which balanced the natural decline in output from mature fields in Australia and the UK. The Miano gas field in Pakistan did not come on stream until the end of the year, and the new UK fields did not start producing until early 2002.

Good prospects

E & P activities again focused on Australia, Austria, Libya, Pakistan and the UK, but were also stepped up in Albania, Sudan and Vietnam. Offshore exploration in British waters was extended into the Irish Sea. Exploration was also resumed in Iran and Yemen. In 2001 OMV had interests in 36 (2000: 19) exploration and 16 (2000: 5) appraisal wells. Of these, 34 resulted in discoveries, a success rate of 65%. Due to intensified activities, **exploration expense** rose from EUR 48.4 mn in 2000 to EUR 72.5 mn in the year under review. The three-year average for **finding costs** was USD 1.5/boe (2000: USD 1.4/boe). Also **capital expenditure** rose sharply to EUR 132.31 mn (2000: EUR 85.99 mn).

In **Austria** use was again made of state-of-the-art geoscientific methods, which were successfully applied to eight exploration and six appraisal wells. Two new oil and three gas accumulations were discovered, and extensions of recent finds confirmed. Increased use of enhanced oil recovery methods (gas injection, water flooding and improved well treatment technologies), and faster development of new fields helped lift oil and gas production to 14.2 mn boe (2000: 14 mn boe) – its highest level since 1980.

Enhanced oil recovery methods helped to reach highest production levels in Austria since 1980

Production cost
excluding royalties
in USD/boe


12
10
8
6
4
2
0
1997
1998
1999
2000
2001
Austria
Rest of Europe
Africa
Rest of the world
Total

In **Libya** exploration in the Murzuk Basin met with further success, with another strike on Block NC 115 and two significant discoveries on Block NC 186. Production at the El Shararah field averaged 163,000 bbl/d of crude (OMV share 7.5%). We submitted a plan to NOC for the development of the A field, identified on Block NC 186 in 2000; this involves linking it into the El Shararah production system. We plan to expand our Libyan interests.

In the **United Kingdom** we drilled a dry exploration well in the Atlantic Margin, and hit oil with an extension well on the Howe field. Production at the Schiehallion field (OMV share 5.9%), averaged 92,400 bbl/d. Work on the gas export system at the field proceeded according to plan, and the first deliveries are expected to be made in 2002. Development of the Jade and Skene gas and condensate fields was largely completed, and both came onstream at the start of 2002. All the necessary approvals were obtained for development of the Maclure field. OMV won licenses for two exploration blocks and two six-block tranches in the North Atlantic. In addition, we acquired interests in three **Irish Sea** exploration licenses. One well was drilled, but failed to encounter hydrocarbons.

In **Australia** the Audacious 1 exploration well in the Timor Sea, drilled by a partnership with OMV as operator, tested 9,100 bbl/d. The discovery was confirmed by a second well. Plans for the development of the field are being drawn up. Exploration and appraisal drilling on permits in the Cooper Basin in which we hold interests resulted in 15 commercial oil and gas discoveries out of 18 exploration and appraisal wells. A start was made on the development of the Patricia Baleen offshore gas field in the Gippsland Basin (OMV share 60%).

Development of the Patricia Baleen gas field and production start of Jade and Skene

In **Pakistan** the development of the Miano gas field (OMV share 17.7%) was completed, and it entered production in December. Development drilling at the Sawan gas field (OMV share 19.7%) was concluded by the successful Sawan 3 production well. Production under a gas supply agreement made in November is due to commence in 2003, at a rate of 170 mn scf/d.

Work continued on the analysis of the geophysical data acquired in **Albania** in the previous year. OMV is the operator for four exploration licenses, and plans to start drilling at the end of 2002.

In **Iran** a four-year service agreement was concluded with National Iranian Oil Company for exploration on the Mehr Block. This 2,500 sq km area is in one of Iran's main oil provinces. Preparations for a seismic campaign began at the end of 2001.

Work on Block 5A in **Sudan** proceeded with a highly promising production test, a successful appraisal well and 3D seismic investigation of the Thar Jath structure. The Jarayan 1 exploration well failed to identify commercial quantities of oil. In the first half of 2001 a production sharing agreement was signed for Block 5B. Work was temporarily suspended because security could not be guaranteed owing to hostilities in the area.

In **Vietnam** OMV holds a 50% interest in offshore Block 111 under a three-year production sharing agreement, and is operator. An exploration well, intended to test a large gas structure, was spudded in December.

In **Yemen** OMV signed an exploration and production sharing agreement for Block 60 which was ratified near the end of the year; Pan Canadian Petroleum is operator.

Production steady and reserves slightly higher

OMV's **total production** was 28.5 mn boe (2000: 28.5 mn boe) in 2001. 50% (2000: 49%) of this volume came from Austrian reserves, marking the highest domestic share of output for over 20 years, with an increase of almost 2% over the previous year.

Oil and NGL production fell by about 1% to 19.7 mn bbl (2000: 20 mn bbl) due to the natural decline in yields from Australian and British fields. Austrian output held steady at 7 mn bbl (2000: 7 mn bbl) due to ongoing drilling and new wells that came on stream during the year. Production rose to 8 mn bbl (2000: 7.8 mn bbl) at the Murzuk and Intisar fields in Libya due to further development work, thereby reaching its highest level since OMV began investing in the country. As in 2000, production abroad accounted for 65% of total oil output.

Natural gas production was upped by almost 2% to 52.3 bcf (2000: 51.5 bcf), attaining its highest level since 1979. Domestic output represented 83% of the total (2000: 82%). For the first time the Miano field made a small contribution to production.

As of December 31, 2001 OMV's **proved hydrocarbon reserves** were 340.5 mn boe (2000: 338 mn boe). Reserve replacement was 109% in 2001, and 133% over the past three years.

Proved oil and NGL reserves declined from 178.1 mn bbl at the end of 2000 to 173 mn bbl as of December 31, 2001. This corresponded to an overall reserve replacement rate of 74% in 2001 and 75% over the past three years. Discoveries and upgrading of reserve estimates in Libya and Austria were chiefly responsible for additions to reserves. The replacement ratio over the past three years was 118% for domestic and 51% for foreign reserves.

Proved gas reserves at the year end were up from 959.1 bcf to 1,004.8 bcf. This increase largely reflected the Patricia Baleen development and the revaluation of reserves in place at the Miano field, but new finds and reserve upgrades in Austria and the reappraisal of reserves at Schiehallion also contributed. The domestic reserve replacement ratio was 57% over the past three years, whereas foreign reserves were replaced several times over.

Strategic thrust

We shall again be working to increase our global production in 2002 – a goal that should be attainable with the Miano gas field and the Jade and Skene gas and condensate fields on stream, and output climbing at the large El Shararah and Schiehallion fields. We shall be looking to expand our exploration portfolio, and acquire reserves at producing fields. As well as adding to our acreage in our core target countries, we are seeking to acquire interests in the Middle East, North Africa and Russia.

Production and reserves
in million boe



400
350
300
250
200
150
100
50
0
(–50)
312.0
312.3
351.6
337.9
340.5
186.0
187.8
184.4
178.1
173.0
126.0
124.5
167.2
159.8
167.5
(21.8)
(23.1)
(27.2)
(28.5)
(28.5)
1997
1998
1999
2000
2001
Proved reserves of oil and NGL
Proved reserves of gas
Production of oil, NGL and gas

	Oil and NGL		Natural gas		Oil equivalent	
Production in 2001	mn t	mn bbl	bcm	bcf	mn toe	mn boe
Austria	0.96	7.0	1.17	43.5	1.95	14.2
Australia	0.09	0.7	0.10	3.9	0.18	1.3
United Kingdom	0.54	4.1	0.13	4.9	0.65	5.0
Libya	1.03	8.0	—	—	1.03	8.0
Total	**2.62**	**19.8**	**1.40**	**52.3**	**3.81**	**28.5**
Proved reserves as of December 31, 2001						
Austria	8.88	64.6	15.67	585.0	22.16	162.1
Australia	0.28	2.5	2.10	78.4	2.06	15.5
United Kingdom	3.69	28.4	1.93	71.9	5.32	40.4
Libya	10.08	77.5	—	—	10.08	77.5
Pakistan	—	—	7.22	269.5	6.12	44.9
Total	**22.94**	**173.0**	**26.92**	**1.004.8**	**45.74**	**340.5**

The conversions from t into bbl are country specific: 1 cbm equals 37.3 cf.
1 cbm of gas equals 0.847 kg of oil; 6,000 cf of gas equal 1 bbl of oil; some figures are rounded

R & M. Refining and Marketing



At a glance

in EUR mn	2001	2000	% change
Segment sales	5,580	5,625	(1)
EBIT	223	79	182
Capital expenditure	191	277	(31)
Return on fixed assets in %	16	6	163
Product sales volume, Refining in mn t	11.82	10.84	9
Retail market share	15	14	7

Promising results of the growing marketing business and investments in both refineries successfully finished

Output back to high levels after turnarounds; strong demand for petrochemicals

Segment sales were stable at EUR 5,579.83 mn (2000: EUR 5,625.29 mn). Sales volumes in the refining business returned to normal levels, thereby compensating for the sharp falls in the prices of bulk products and petrochemicals during the second half. At mid-year the price of North Sea Brent crude came off by EUR 26/t (USD 3.90/bbl) to EUR 207/t (USD 24.50/bbl); however OPEC's policy of actively defending a price band meant that there was less volatility than in 2000.

Though **refining margins** were weaker, the picture was similar to 2000 when the tone was set by gasoline at the start of the year and middle distillates at the end. In the first half of 2001 gasoline prices and margins in Europe rose as gasoline demand firmed, mainly in the US. Middle distillate supply narrowed late in the summer,



especially when specifications for diesel changed in Germany thus leading to good margins. However, the tragic events of September 11 and the weakness of the world economy led to a sudden end. As a result the average margin for the year was down by about one-third in comparison with 2000.

Monomer prices tracked naphtha. The average margin on ethylene registered only a marginal year-on-year increase, while that on propylene fell by some 17%.

In the retail business, **margins** were constrained in Austria, thus reflecting the fuel price limits dictated to the industry by the Government in 1999, under the threat of state price regulation. The pricing formula does not take full account of the additional costs imposed by Austrian legislation or of the impact of ruinous price wars in some European countries. Margins in our international marketing operations were stronger, and there was a substantial overall improvement in margins on transportation fuels.

EBIT almost trebled as a result of the sharp rises in output and sales volumes, reduced restructuring expenses, the strong growth in marketing volume and the good results posted by the petrochemicals business, to stand at EUR 223.09 mn (2000: EUR 79.21 mn). Even after special effects such as the personnel reduction programs are stripped out, there was a clear improvement of 46% on the previous year, to EUR 279.25 mn (2000: EUR 191.71 mn). The petrochemicals business again ran at almost full capacity, and this more than made up for a slight drop in margins, leading to an increase in EBIT from EUR 74.18 mn in 2000 to EUR 103.09 mn in the year under review.

Refining margins down by *almost a third;* varied picture in Marketing: pressure on margins in Austria, but increase in international margins

Flow of volume
in million tons


0.56 Semi-finished products, others
12.26 Crude oil processing
12.82 Total feedstock
13.00 Name plate capacity (Schwechat and Burghausen)
11.82 Sales volume
6.02 Gasoline, diesel fuel
3.25 Fuel oil
1.52 Petrochemicals
1.03 Others

Crude runs and sales volume at normal levels; Marketing showed marked increase

Gains in market shares

In 2001, products processed by the Schwechat refinery achieved a **coverage share** of about 60% of the Austrian market. The slight decline from the 61% share of 2000 related to the marked gain in export volumes, which climbed to 1.45 mn t (2000: 1.24 mn t). The exports were mainly to OMV's foreign marketing companies in the neighbouring countries.

Demand in Central and Eastern European markets was mixed (see the report on the economic climate on page 17). According to the data currently available the overall **market share** held by OMV's forecourt business in the markets in which the Company operates rose to about 15% (2000: 14 %).

Investment in restructuring and growth

In 2001 investment in R & M totaled EUR 190.63 mn (2000: EUR 276.73 mn). The reorganization and streamlining of the storage facilities for bulk products at the **Schwechat** refinery was completed on schedule, and consequently resulted in cost savings. Preparations were made for the plant modifications, which are required to comply with the Auto Oil II program, and work on these will start in the coming year.

At the **Burghausen** refinery the new middle distillate desulfurization plant was commissioned, enabling diesel fuel meeting the new German specifications to be produced from November 2001 onwards (advance compliance with Auto Oil II). This means that OMV will fully benefit from the associated tax advantages. In addition, the action to reduce maintenance costs was completed on schedule.

In the **Marketing** activities investment was largely channeled into modernizing and expanding the filling station network. Three state-of-the-art outlets were built and several uneconomic stations closed in Austria.

The international retail network grew by 38 filling stations. The main focus of expansion was Romania where the number of stations doubled to 34, and Bulgaria where it rose from 36 to 51.

Throughput and sales volume markedly up on last year

Capacity utilization at the refineries, relative to their combined nameplate capacity of 13 mn t, climbed from 88% to 94%. The increase was due to the scheduled turnarounds at the refineries in 2000, and to higher demand for extra light heating oil.

The amount of OMV-produced Austrian crude oil **processed** in Schwechat was 0.96 mn t (2000: 0.96 mn t). Crude imports totaled 9.47 mn t (2000: 8.43 mn t), mostly sourced from Libya, Nigeria, Russia and Syria. Of this amount, 6.05 mn t was run in Schwechat and 3.42 mn t in Burghausen.

Third-party processing in Schwechat decreased to 1.83 mn t from the previous year's 1.98 mn t. The third-party processing agreements will expire on December 31, 2002; and, OMV will continue to offer products that meet local specifications on competitive terms to all customers.

Total sales volume was 9% up at 11.82 mn t; the previous year's level of 10.84 mn t was depressed by the refineries' shutdowns. Schwechat's sales volume including exports, third-party processing and petrochemicals was 7% up to 8.63 mn t (2000: 8.03 mn t). Burghausen sold 3.19 mn t of products, an increase of 13% (2000: 2.81 mn t).

Sales volume by consolidated Group **marketing** companies advanced by 13% to 7.77 mn t (2000: 6.89 mn t). Both the retail and the commercial businesses contributed to the increase, but it was mainly driven by foreign commercial sales which substantially grew by 17% (2001: 4.47 mn t; 2000: 3.82 mn t).

Retail station network expanded

The OMV Group operated 1,160 filling stations at the year end (2000: 1,136), including 397 forecourts with VIVA markets (2000: 337). The number of outlets in Austria decreased from 548 to 534. There were 626 OMV branded filling stations abroad, thus representing 54% of the total that is situated outside of Austria.

For the first time since 1997, the **Austrian** retail network sold more than one billion liters of automotive fuel, taking the Group closer to its network efficiency target. Additional offerings for customers such as a modern payment system for card sales and value added services for commercial cardholders added a competitive edge. The number of VIVA markets rose from 144 to 154, meaning that 34% of OMV stations had convenience stores (2000: 31%). The shop efficiency or performance of these units in terms of sales per sqm of floor space also improved.

The following statutory safety and environmental requirements entered into effect in June 2001 (Legistik 2 program): impermeable forecourt aprons, double-walled storage tanks and pipeline systems, and wastewater treatment plants. Austria now has the strictest environmental regulations in Europe, and environmental equipment represents about one-quarter of the capital expenditure of a new filling station.

The number of filling stations in **Central and Eastern Europe** again registered healthy growth in 2001. Average volume per station is about 50% higher than in Austria, sometimes even more than 50%. Some 243 outlets have VIVA markets (2000: 193) and many stations also provide catering facilities (Viennese style cafés or restaurants). In July the registration of OMV-JUGOSLAVIJA in Belgrade marked another milestone in the growth of our network. The year also witnessed the Group´s launch in Bosnia-Herzegovina.

Commercial business on the upturn

Austrian sales to commercial customers (B2B, B2C) benefited from stronger demand for the two main products in this business area, diesel and extra light heating oil. During the year OMV launched a campaign called "OMV Power Abo" for **Schwechat 2000 light heating oil**. This product is mainly used by small business consumers. i. e. hotels, hospitals, kindergartens, etc. This campaign should show the advantages of new burners and their optimal operating conditions, and should promote burner replacement. The use of better burners can reduce emissions by up to 40% and cut heating oil consumption by as much as 30%. The new burner generation for **heating oil light** was developed by the leading Austrian producers of burners in cooperation with the research and development department of OMV. **Bitumen** sales flourished despite slack demand in the Austrian construction sector, and we developed new applications for specialty products such as polymer-modified bitumen. Following the commencement of **aviation fuel** sales in Salzburg and Budapest in 2000, we began providing into-plane fuelling services in Sofia in 2001. Due to the terror attacks sale volume declined.

Outlook for 2002: volatile refining margins and steady growth in Marketing

Due to the weakness of the world economy and high inventories there is little prospect of improvements in refining margins. Slow economic growth will hold back demand for petrochemicals, forcing supply to adjust. In the filling station business, OMV is pushing ahead with the multi-channel retail strategy in mature markets like the Czech Republic, Germany, Hungary, Slovakia and Slovenia. However, the Group is not losing sight of the importance of the forecourt and commercial businesses for integrated oil operations. The main thrust of expansion will be in Bulgaria, Croatia and Romania and in the new markets, Bosnia-Herzegovina and Yugoslavia.

OMV retail network



1,200
1,000
800
600
400
200
0
983
1,033
1,080
1,136
1,160
575
566
558
548
534
408
467
522
588
626
1997
1998
1999
2000
2001
OMV Austria
OMV International

Economic climate in Refining expected to deteriorate; expansion of Marketing activities in various countries

Gas.



At a glance

in EUR mn	2001	2000	% change
Segment sales	1,438	1,243	16
EBIT	111	105	5
Capital expenditure	69	91	(24)
Return on fixed assets in %	24	18	33
Imports in bcm	5.89	5.91	—
Transmission capacity sold in bcm	37.70	36.65	3

Stable earnings due to transmission marketing successes and commissioning of first TAG Loop II section

Earnings boosted by marketing successes and higher gas prices

Segment sales rose by 16% to EUR 1,438.17 mn. Growth was driven by stronger crude prices, as gas tracks the crude market. However, new transport contracts for the PENTA West pipeline, the commissioning of the first section of the TAG Loop II and additional sales, especially in Germany, also contributed to the improvement.

EBIT recorded a 5% year-on-year increase to EUR 110.54 mn. EBIT before extraordinary items fell by 1% to EUR 110.97 mn due to higher restructuring charges in 2000.

Gas segment spun-off

The Extraordinary Stockholders' Meeting held on September 20 approved the spin-off of the Group's Gas segment into an independent entity. The business operations of the new company, OMV Erdgas GmbH, are gas transmission, storage and trading

within Austria, to the extent that these activities are not subject to the Austrian Minerals Act. Gas production remains with OMV's E & P segment.

The purpose of the new structure is to give our Gas operations greater flexibility and enable them to react more quickly to the changed circumstances of the new liberalizing market environment.

First full year in liberalizing gas market

The first stage of gas market liberalization under the Austrian Gas Act entered into force with retroactive effect from August 2000. Customers with an annual consumption of over 25 mn cbm are now free to choose their supplier. This corresponds to an opening of about 50% of the market. However, there are strong regional variations in the structure of the Austrian gas market, and in some areas as much as 80% of all sales are subject to liberalization.

Downward pressure on gas prices intensified as a result of competition from foreign suppliers and the price reduction in the electricity market. However, market share lost in Austria was compensated by the inroads made in Germany.

In accordance with the principles of equal treatment, transparency and cost based pricing established by the Austrian Gas Act, OMV has posted its general terms and conditions of network access, principles and pricing policies on the Internet at www.omv.com/erdgas.

The drafting of an **Austrian Gas Act Amendment Bill** began towards the end of 2001. This will govern the next step towards complete market opening on October 1, 2002. The creation of a balancing group model, derived from the electricity market, is likely. In preparation for the new structures, in December a clearing and settlement agency for balancing energy, AGCS Gas Clearing and Settlement AG, was established in cooperation with partners in the industry, and AGG Gas Grid AG was founded to run the regulated transportation activities.

High storage levels in 2000 led to drop in imports

OMV operates underground gas storage facilities, which help to balance seasonal demand fluctuations and ensure uninterrupted supply. At the year end the volume of gas held in **storage** was 0.80 bcm – 39% down on the previous year. The drawdown was caused by the cold weather in the late autumn and winter of 2001, and the resumption of the use of natural gas for electricity generation. Contracted storage volume fell by 5% as not all of the long-term agreements were renewed.

These high withdrawals from storage were responsible for the drop in **imports** in 2001 to 5.89 bcm from 5.91 bcm in the previous year. There was a shift in the import volumes under long-term supply agreements away from Russia towards Norway and Germany. The share of the import market held by Russian natural gas shrank from 85% to 82% during the period.

Climbing transmission sales in liberalized market setting

In 2001 a growing number of inquiries was received about transportation on our gas transmission pipelines. Nominations for the **North-South system** comprising the Trans-Austria-Gasleitung (TAG) und Süd-Ost-Leitung (SOL) pipelines grew to 27.89 bcm. This 2% year-on-year increase was mainly due to the commissioning of the first section of the TAG Loop II pipeline.

Nominations for the **East-West system** comprising the Hungária-Austria-Gasleitung (HAG), West-Austria-Gasleitung (WAG) and PENTA West pipelines were 9.81 bcm, up 4% compared to 2000. This trend chiefly reflected new transportation agreements concerning the PENTA West pipeline.

Long-term agreements provide security of supply

Transmission capacity sold
in bcm


40
35
30
25
20
15
10
5
0
36.53
36.65
37.70
9.29
9.41
9.81
27.24
27.24
27.89
1999
2000
2001
East-west-system
North-south-system

OMV was unable to conclude transportation agreements with all prospective customers owing to the **capacity shortages** on some transmission pipelines.

The liberalization of the gas market and entry into force of the Austrian Gas Act necessitated some **amendments to agreements**. The most affected were those relating to the construction, operation and financing of the TAG. Transportation rights have been transferred from TAG FINCO (headquartered in Hamilton/Bermudas) to Trans-Austria-Gasleitung Gesellschaft m.b.H. (headquartered in Vienna).

Long-term agreements provide security of supply

OMV Cogeneration GmbH in charge of marketing

OMV Cogeneration, a wholly owned subsidiary of OMV Erdgas GmbH, has two areas of business. While the supply function of OMV Erdgas GmbH looks after fulfillment of the long-term supply agreements, OMV Cogeneration is responsible for the marketing of natural **gas to end-users**, and made its first sales in Austria and Germany in 2001. This unit also operates **district heating stations**, and holds interests in consortia with contracts to build, operate and maintain industrial combined heat and power plants in Austria and abroad.

Baumgarten gas hub as international market place

Following an assessment of potential business models, which have to consider the possible amendments to the Austrian Gas Act, a concept for the establishment of an international trading platform for natural gas in Baumgarten – in conjuction with the import/export station at Oberkappel – will be developed.

Expansion of CNG filling station network under way

The year witnessed growing public interest in the use of **natural gas** as an environment friendly **transportation fuel**, and a wider range for gas-engined vehicles also came on to the market. We plan to respond to these developments by adding a further 20 public compressed natural gas (CNG) filling stations to the existing four over the next three years.

Staying ahead of the competition through investment in transmission pipeline system

The first 185 km section of the TAG expansion project, under which a third line – TAG Loop II – is being laid parallel to the transmission pipeline to Italy, was completed and commissioned on schedule in autumn 2001. Another highlight of the year was the adaptation of our control and settlement systems to the new market situation. **Capital expenditure** declined by 24% to EUR 69.09 mn. This was mostly channeled into the TAG Loop II project.

Challenging future

Over the next few years the majority of **capital expenditure** will continue to be routed into the TAG Loop II project.

It is not yet possible to assess the likely impact of the **Austrian Gas Act Amendment Bill** in detail. The number of **inquiries** about transportation capacity is set to grow, especially after the full market opening on October 1, 2002. Subject to the availability of capacity, all customers will continue to be offered access to OMV's gas transmission pipelines on the basis of the general terms and conditions of network access, the legal requirements and the principles of equal treatment and cost based pricing. The current approach to marketing **gas storage capacity**, whereby short-term contracts are offered, will be retained.

Talks on the formation of a **distribution joint venture** with Austrian regional gas distribution companies began in the spring of 2001. Agreement in principle was reached in February 2002, and should open the way for a deal in the course of the year.

Gas imports


14% Norway
4% Germany
82% Russia

C & P. Chemicals and Plastics



At a glance

in EUR mn	2001	2000	% change
Segment sales	440	427	3
EBIT	49	36	37
Capital expenditure	38	36	7
Return on fixed assets in %	17	12	42
Urea and melamine sales in mn t	0.24	0.31	(23)
Plant nutrient sales in mn t	0.97	1.10	(12)
Income from Borealis[1]	(10)	10	–

[1] reported under financial items

Agrolinz Melamin forms joint venture in Lutherstadt Wittenberg, Germany and invests in expanding melamine capacity by 80,000 t per year.

Segment sales were 3% up on the previous year, at EUR 439.70 mn (2000: EUR 426.90 mn). This positive trend reflected increases in the prices of melamine, plant nutrients and geotextiles, as well as higher geotextile sales volume.

However, only part of the improvement fed through to **EBIT** as feedstock prices, especially that of natural gas, remained at high levels. The continuation of rigorous cost reduction programs brought a 37% rise in EBIT to EUR 48.74 mn (2000: EUR 35.47 mn).

EBIT before extraordinary items (i. e. one-time gains on the disposal of real estate) rose by 61% to EUR 45.99 mn (2000: EUR 28.57 mn).

High prices caused sales growth despite contracting volume

Melamine capacity expansion and marketing drive in America and Asia

Agrolinz Melamin strengthens position as global player in melamine

A landmark in Agrolinz Melamin's progress in its global expansion was the foundation of a joint venture with a German subsidiary of Degussa, SKW Piesteritz, in which OMV holds a 75% stake. Two melamine plants are being built in Lutherstadt Wittenberg, near Berlin, at a total cost of about EUR 130 mn. The project will raise our melamine capacity by some 80,000 t to 210,000 t per year. The new plant is due to commence production in 2004.

Agrolinz Melamin will have sole responsibility for marketing the German output, most of which will be destined for America and Asia, where a major drive was launched in 2001 to line up prospective customers. These efforts included the foundation of a US sales company in Chicago so as to lay the groundwork for accelerated, long-term development of the American market.

Economic downturn affects demand for melamine and urea

The economic downturn that gathered pace in mid-2001 severely impacted melamine demand. The wood processing industry was particularly hard hit, with global sales volume heading downwards from the end of the first quarter.

The European market was particularly affected by shrinking demand from the melamine processing industries due to falling exports. In the USA the September 11 terrorist attacks further weakened an already faltering economy. Melamine prices came under heavy pressure from the resultant supply overhang and the aggressive pricing policies adopted by Asian and Eastern European producers.

Agrolinz Melamin succeeded in countering these trends by enhancing its customer loyalty programs and extending its marketing activities into the USA and Asia. The company significantly boosted its market shares by winning major new customers and breaking into new consumer industries.

New melamine products and applications being developed

Agrolinz Melamin pressed ahead with the development of new melamine products and applications during the year under review.

For example, the steady widening of the Melpan additive range led to a 17% year-on-year increase in sales of these products. Product development and marketing activities are being stepped up as the company pursues its goal of global market leadership in this area of business.

Improved earnings contribution from plant nutrients

As a result of poor weather conditions in the spring there were widespread declines in fertilizer consumption during the first half of the year.

However, while demand fell by an average of around 8% in the mature markets of Western Europe, there was encouraging growth in Central and Eastern Europe.

This confirmed the wisdom of Agrolinz Melamin's policy of shifting sales volumes from West to East. In the second half of 2001, inventory building almost canceled out the effects of reduced consumption.

Prices were stable but margins were squeezed by high and rising energy and materials costs – especially that of natural gas.

Rising world urea, nitrogen and phosphate fertilizer prices indicate an improved outlook for straight nitrogen and multinutrient fertilizer in 2002. This trend, coupled with lower gas prices and cost savings that are likely to occur, should lead to better results for the plant nutrients business.

Robust growth in geotextile sales volume

The Polyfelt Group focused on meeting the ambitious targets set for its core **geotextiles** business. While sales were strong in the first half of the year, in the third and fourth quarters the difficulties in the European construction sector increasingly made themselves felt. The same applied to Asia where, with the exception of Malaysia, sales were dampened by the economic downturn.

Despite the harsh economic climate the Polyfelt Group recorded a 5% growth in volume, consolidating its strong position in its core European and Asian markets, and increasing its market shares in Central and Eastern Europe, and Eurasia. Preparations were made to open a sales office in China, in order to exploit this fast growing market for geotextiles. Strong sales in China will allow the Polyfelt Group to keep its Malaysian geotextile and geosynthetics capacity utilization at high levels.

In recent years Polyfelt has developed sales of bought-in **geosynthetics** as a second core business. The Group has now for the first time invested in its own Asian geosynthetics plant and this has been successfully brought into production. Applications of these materials include dam building, land reclamation, reinforcement structures, landslide stabilization and bridge abutments.

Due to the difficulties in the European construction sector the outlook for this area in **2002** is poor, and Polyfelt is mainly targeting Central and Eastern Europe, and Eurasia for growth. However, the strengthened position in geosynthetics should improve the group's competitive position in all regions.

Unsatisfactory results for Borealis due to polyolefins

Following the fall in demand in the previous year, the Western European polyolefin market grew by almost 2% in 2001. Nevertheless, rising imports from the Middle East and new capacity brought on stream in Europe in 2000 and 2001 meant that West European capacity utilization dropped to about 82%.

Despite 6% sales growth – well ahead of the Western European market as a whole – and vastly improved plant availability, Borealis posted a net loss for the year.

The main reason for the poor result was sliding polyethylene margins. While polypropylene margins recovered from the historic lows of 2000, polyethylene margins slipped to their lowest level since 1993. Borealis, with polyethylene accounting for 60% of its product portfolio and polypropylene for 40%, was particularly hard hit by this situation. The Company responded to the poor earnings position by launching in mid-2001 a restructuring program aimed at raising ROACE to 11% within nine quarters, given trend price assumptions.

A highlight of 2001 was the commissioning of a 600,000 t cracker and two 225,000 t Borstar polyethylene units by the Borouge joint venture (40% Borealis, 60% ADNOC) in Abu Dhabi. This project, brought in ahead of schedule and below budget, means that Borealis is now in a position to supply polyethylene from the Middle East.

In the light of expected global economic stagnation, modest growth in demand and a continuation of last year's tight margins are anticipated for the year 2002.

Despite increased sales volume and plant availability poor results from Borealis; polyethylene margins at lowest levels since 1993

Plastics' prices
in EUR/t



1,000
800
600
400
200
0
1997 1998 1999 2000 2001
Polyethylene
Polypropylene
Ethylene
Propylene
Naphta

Directors' report

Significantly improved financial condition

The year saw a further improvement in results for the OMV Group, following its strong financial performance in 2000. EBIT rose by EUR 119.16 mn to EUR 609.65 mn, and net income for the year by EUR 59.09 mn to EUR 381.65 mn. This led to an increase in the return on average capital employed (ROACE) to 14% from 12% in 2000. The return on fixed assets (ROfA) progressed to 20% (2000: 16%). The return on equity (ROE) edged up to 18%.

Again record results despite weakening economic conditions; ROACE up to 14%

At the same time conditions on the markets of all of the Group's business segments deteriorated, though with differing degrees of severity. Thanks to the Group's integrated value chain and the improved cost base, earnings grew in spite of this unfavorable setting.

The Group's highly positive financial performance was accompanied by significant progress in its restructuring initiatives.

In the course of the year the Gas segment, most of which had previously formed part of OMV Aktiengesellschaft, was spun-off into a separate company. The new structure will make it easier for this business to meet the challenges of the gas market which is currently undergoing a major transformation.

The format of the statement of income was altered from the total-cost accounting format (expenditure format) to the cost-of-sales format (functional format), bringing the Group's reporting in line with the principles of its internal financial control system which is based on multistage direct costing. This change also aligns OMV with international practice with regard to the presentation of income statements.

The operating businesses encountered mixed selling price trends. While crude prices fell steadily (by some 14% in case of the average price of Brent blend), prices of petroleum products improved over the year, though the increase flattened off in the last quarter. Both the average margins for the year as a whole and those at the end of the period improved in the gas and chemicals businesses.

In **Exploration and Production (E&P)**, EBIT held at the high level of EUR 272.97 mn despite retreating crude prices and almost unchanged volume.

Refining and Marketing (R&M) recorded increases in sales volumes in all its business fields as compared to the previous year during which demand had been depressed by high product prices and mild temperatures. Trends in profit margins varied, but the average margins of most business areas for the year as a whole rose in comparison with 2000. Due to these favorable developments EBIT advanced by EUR 143.87 mn, to stand at EUR 223.09 mn.

In the **Gas** segment, volumes in the gas supply and storage businesses that significantly leverage on earnings were largely stable, while contracted transport capacity rose strong-

Earnings before interest and tax by segments in EUR million



350
300
250
200
150
100
50
0
(50)
E&P
R&M
Gas
C&P
Co&O
1999
2000
2001

Group financial condition in EUR mn	2001	2000	1999
Sales (excluding petroleum excise tax)	7,736	7,455	5,179
Earnings before interest and tax (EBIT)	610	491	285
Net income for the year	382	323	194
Net cash provided by operating activities	786	610	338
Capital expenditure	452	669	656
Personnel as of December 31	5,659	5,757	5,953

Earnings before interest and tax (EBIT) in EUR mn	2001	2000	1999
Exploration and Production	273	320	105
Refining and Marketing	223	79	84
Gas	111	105	106
Chemicals and Plastics	49	36	24
Corporate and Other	(46)	(49)	(34)
OMV Group	610	491	285

ly. This was the main factor behind the increase of EUR 5.58 mn in EBIT to EUR 110.54 mn, despite the fact that the shift from pro rata to equity consolidation of two joint venture companies meant that their results (2000: EUR 5.84 mn) ceased to be included in EBIT, and are now reported under income from investments within the financial items.

In the **Chemicals and Plastics (C & P)** segment, lower volumes were more than compensated for by improved margins. The Polyfelt Group's geotextiles business (Plastics) recorded slight gains in both volume and prices, but these were cancelled out by higher costs. In all, C & P's EBIT was up by EUR 13.27 mn to EUR 48.74 mn.

The **Corporate and Other (Co & O)** segment registered an improvement in the loss before interest and tax, to EUR 45.69 mn.

The impact of one-off effects and other items not attributable to continuing operations was less than in the previous year. In order to maintain and strengthen the Group's long-term competitiveness, in the previous year restructuring programs relating to OMV Aktiengesellschaft's commercial and technical service functions as well as to the Burghausen and Linz sites were drawn up, and provisions totaling EUR 74.95 mn were made for these measures.

At the start of the period under review, the Executive Board and employee representatives agreed to defer the restructuring exercises at OMV Aktiengesellschaft until a later date, at which time they will be executed as planned. Whilst respecting this agreement, progress was made in implementing a modified form of the most far-reaching of these programs, involving the restructuring of the Group commercial and administrative service functions. An important milestone was reached in the summer, with the introduction of the OMV Service Netzwerk.

The restructuring measures made it possible to go ahead with personnel reductions, resulting in staff separation expenses of EUR 63.37 mn (2000: EUR 54.97 mn), of which EUR 19.76 mn were covered by existing provisions. In 2001 provisions of EUR 23.21 mn were made for funding shortfalls in respect of pension obligations under defined benefit plans which have been transferred to a pension fund.

In the previous year, a change in the early retirement age, the use of new mortality tables and adjustments to discount rates led to charges for pension and severance payment obligations of EUR 49.81 mn. In 2001 write-downs in E & P and the introduction of provisions for slow-moving inventories of safety equipment resulted in charges of EUR 23.71 mn for depreciation. In 2000 unscheduled depreciation amounted to EUR 14.45 mn, of which almost half was related to assets in E & P.

Significant after balance sheet date events were the acquisition of a filling station company in Slovakia, for which some legal conditions of completion remained to be fulfilled in 2002, and the taking out of a EUR 500 mn five-year revolving credit facility.

Improved earnings due to stronger R & M results and increased efficiency

Group sales
by segments


4% Exploration and Production
18% Gas
72% Refining and Marketing
6% Chemicals and Plastics

Improved operating results push the Group's financial position

Sales up by 4% to EUR 7,736 mn; EBIT grew by 24% to EUR 610 mn

Consolidated sales excluding petroleum excise tax rose by EUR 281.91 mn or 4% to EUR 7,736.38 mn, due to the high average price levels and the USD exchange rate over the year. Orders on hand are not a relevant indicator for the OMV Group.

The **E & P** segment's sales were down by EUR 188.66 mn or 20% in 2001, to EUR 765.37 mn. After elimination of intra-group sales (to Refining, Gas and the oil trading business) E & P's contribution to consolidated sales was EUR 288.69 mn compared to EUR 255.43 mn in 2000, and it accounted for 4% of total sales (2000: 3%).

At EUR 5,579.83 mn segment sales in **R & M** were EUR 45.47 mn or 1% down on the previous year, due to marked falls in bulk and basic petrochemicals prices. R & M nevertheless remained far and away the largest contributor to Group sales, generating EUR 5,578.28 mn (2000: EUR 5,573.57 mn) or 72% of the total compared to 74% in 2000.

Gas sales rose by EUR 195.62 mn or 16% to EUR 1,438.17 mn. Intra-group sales of EUR 16.69 mn mainly went to the refineries. Sales to C & P, which amounted to EUR 37.39 mn in 2000, are now no longer treated as intra-group and are eliminated owing to the change from pro rata to equity consolidation of two joint ventures. The contribution of the Gas business to consolidated sales grew by EUR 229.07 mn to EUR 1,421.48 mn or 18% of the total (2000: 16%).

The chemicals and plastics units in **C & P** contributed equally to the EUR 12.81 mn or 3% increase in segment sales, to a total of EUR 439.70 mn. The segment's relative contribution to consolidated sales was unchanged at 6%, although segment sales advanced from EUR 425.49 mn to EUR 439.70 mn.

Group sales
by regions



18% East Central Europe[1]
2% Rest of Europe
2% Rest of the world
58% Austria
9% Rest of EU[2]
11% Germany

[1] Bulgaria, Croatia, Czech Republic, Hungary, Romania, Slovakia, Slovenia
[2] excluding Germany

There were shifts in the shares of consolidated sales from the Group's geographical markets. **Austria** built on its position as OMV's main market, with sales climbing by EUR 356.62 mn to EUR 4.473.72 mn or 58% of total revenue. The three percentage points increase in this market's relative contribution to overall sales was chiefly attributable to higher gas revenues and increased supplies into Austria by OMV Deutschland, based in Germany. This caused a drop in German sales of EUR 108.97 mn to EUR 862.21 mn, resulting in a fall of two percentage points in that market's share of total Group sales to 11%.

Sales performance in **Central and Eastern Europe** was satisfactory, with an increase of EUR 210.94 mn, due to volume growth and improved margins. At EUR 1,406.74 mn sales to the region were two percentage points up as a proportion of the total, to 18%, confirming its role as the Group's second most important market.

Sales to the remaining EU member states were down by EUR 56.38 mn to EUR 668.23 mn, cutting this geographical segment's contribution to 9%. This was due to reduced exports to these countries by OMV Aktiengesellschaft. The changes in sales to the rest of Europe and the rest of the world were driven by crude oil sales and crude oil trading. Sales to the rest of Europe registered a year-on-year decrease of EUR 72.59 mn to EUR 191.06 mn – an actual loss of about one percentage point that is transformed into one of two percentage points by the rounding up of percentage shares. Sales to the rest of the world retreated by EUR 47.71 mn to EUR 134.42 mn; their share of the total remained at 2%.

Direct selling costs, which chiefly relate to outgoing freight charges, rose by EUR 12.02 mn to EUR 97.06 mn, mainly due to increased business activities of the Central and Eastern European marketing subsidiaries.

Summarized income statement in EUR mn	2001	2000
Sales (excluding petroleum excise tax)	7,736	7,455
Direct selling costs	(97)	(85)
Production cost	(6,480)	(6,255)
Other operating income	86	86
Selling and administrative expenses	(414)	(404)
Exploration, and research and development expenses	(87)	(68)
Other operating expenses	(134)	(236)
Earnings before interest and tax (EBIT)	610	491
Financial items	(40)	(38)
Income from ordinary activities	570	453
Taxes on income	(188)	(130)
Net income for the year	382	323

Merchandise, and fixed and variable costs that can be allocated to sales are reported under **production cost**. The latter excludes changes in valuation and other material one-time effects. Production costs grew by EUR 224.73 mn to EUR 6,479.99 mn; however, the rate of increase was slightly below that of sales.

Other operating income relates to gains on the disposal of assets, exchange gains and income from the reversal of valuation allowances and reserves; this was virtually unchanged at EUR 85.86 mn (2000: EUR 86.37 mn).

Selling and administrative expenses rose by EUR 8.21 mn or 2% to EUR 414.73 mn compared to last year's figures. Some EUR 7.18 mn of the increase stemmed from distribution costs while administrative expenses were almost unchanged at EUR 133.59 mn (2000: EUR 132.55 mn).

Exploration expenses together with **research and development expenses** grew by EUR 19.36 mn to EUR 87.04 mn compared to last year. The EUR 17.63 mn increase in exploration expenses to EUR 66.47 mn mainly arose from operations in Albania, Austria, Ireland, Libya, Sudan and Vietnam. Research and development expenditure was up by EUR 1.73 mn to EUR 20.57 mn, chiefly as a result of intensified development activities in C&P.

Other **operating expenses** fell by EUR 102.08 mn or 43%, to EUR 133.77 mn, mainly as a result of lower one-time effects and revaluations. The figure for 2001 includes EUR 58.18 mn of one-off personnel reduction charges and additional allocations to cover funding shortfalls in respect of pension obligations, whereas in 2000 a total of EUR 174.4 mn in restructuring programs, personnel reduction expenses and valuation changes, as well as a contribution to the Forced Laborers' Fund, were reported as one-off expenses. Excluding these special items, other operating expenses were up by EUR 14.14 mn.

The **financial items** show net expenses of EUR 39.94 mn – an increase of EUR 2.18 mn on the EUR 37.76 mn recorded in 2000. Due to the good liquidity position net interest expenses including income from securities improved by EUR 5.94 mn.

Meanwhile **income from investments** was down by EUR 4.69 mn. Included in this item is the income of EUR 7.86 mn from the two joint ventures Oberösterreichische Ferngas AG and the GWH Gas- und Warenhandelsgesellschaft m.b.h in the Gas segment, which were still pro rata consolidated in 2000 and are now accounted for at equity. This positive result was outweighed by OMV's pro rata share of the losses of the Borealis Group and

Increased exploration activities in Austria, Australia, Libya as well as in Sudan and the UK; R & D focus on melamine

Capital expenditure EUR mn	2001	2000	1999
Exploration and Production	132	86	172
Refining and Marketing	191	277	358
Gas	69	91	58
Chemicals and Plastics	38	35	58
Corporate and Other	22	180	10
Total capital expenditure	**452**	**669**	**656**
+/– Changes in the consolidated Group, results of equity consolidated affiliates and restructuring	30	3	(144)
+ Securities held as fixed assets and loans	33	31	21
Additions to fixed assets as shown in statement of fixed assets	515	703	533
+/– Currency translation and adjustments	(33)	(29)	(37)
+ Acquisitions of consolidated companies	–	–	142
Investments in fixed assets as shown in the statement of cash flows	**481**	**674**	**638**

the marketing company OMV Istrabenz. Both companies faced difficult trading conditions in the year under review.

The remaining financial items were EUR 3.44 mn lower than in the previous year, essentially as a result of higher amortization of securities.

Income from ordinary activities up by 26%; income taxes grew to 33% due to the loss of a tax relief and negative results from Borealis

Taxes on income registered a year-on-year increase of EUR 57.89 mn, from EUR 130.17 mn in 2000 to EUR 188.06 mn in the year under review. Current income taxes fell by EUR 16.09 mn to EUR 154.35 mn, but at the same time EUR 33.71 mn in deferred taxes were recognized. In 2000 there were deferred tax credits of EUR 42.18 mn which were partly consumed by current taxes on income in 2001. Owing to the loss of tax relief, higher E & P tax positions, adjustments to deferred tax assets and similar factors, the effective tax rate rose by some four percentage points, from 28.8% in 2000 to 33% in the year under review.

Capital expenditure focus on E & P and R & M

At EUR 451.90 mn capital expenditure was down by about one-third from its level of EUR 669.25 mn in the previous year, mainly as a result of delays in acquisitions and the completion of major rationalization programs.

In **E & P** the development of existing fields was accelerated. As in 2000, the main focus of spending by **R & M** was the expansion and modernization of the Central and East European filling station networks, as well as refinery upgrade projects aimed at improving fuel quality and cost structures. R & M's expenditure was far below 2000 levels owing to the postponement of planned acquisitions and the advanced stage of completion of the refinery restructuring projects. The **Gas** segment pushed ahead with the TAG Loop II gas transmission pipeline expansion project. **C & P** mainly invested in the expansion of its plant nutrient capacity and in defensive measures aimed at securing market share. The sharp decline in investment by the **Co & O** segment largely reflected the acquisition of an interest in the Hungarian oil and gas company MOL in the previous year.

Balance between assets and capital structure

Total assets diminished by EUR 62.28 mn or 1%, to EUR 5,771.54 mn. Fixed

assets grew by EUR 53.94 mn to EUR 3,982.84 mn. Due to this increase and the simultaneous decline in current assets as well as in prepaid expenses and deferred charges, the fixed assets ratio rose by two percentage points to 69%. The ratio of fixed assets to net worth is 56%, or 109% when long-term debt is taken into account – a highly robust balance sheet structure.

Additions to fixed assets of EUR 515.51 mn exceeded disposals (EUR 96.11 mn) and depreciation (EUR 336.04 mn) by EUR 83.36 mn. The change from pro rata to equity consolidation of two joint venture companies decreased tangible and intangible assets by a total of EUR 111.12 mn while financial assets increased by EUR 52.06 mn. Disposals arising from the deconsolidation of these companies were more than offset by corresponding additions resulting from their valuation at equity, amounting to EUR 78.70 mn.

Largely as a result of the rise in the US dollar exchange rate against the euro, fixed assets include positive exchange differences of EUR 29.64 mn.

Net current assets – defined as inventories, accounts receivable, prepaid expenses and deferred charges amounting to EUR 1,428.90 mn (2000: EUR 1,566.37 mn) less liabilities (excluding financing) and deferred income (excluding tariff prepayments) of EUR 1,266.39 mn (2000: EUR 1,313.76 mn) – fell by EUR 90.10 mn from the previous year. Also material were disposals of EUR 22.53 mn due to the deconsolidation of the joint ventures on the assets side, and a drop of EUR 63.94 mn in liabilities. With these effects stripped out, net current assets were down by EUR 131.51 mn.

Cash and cash equivalents gained EUR 57.87 mn to EUR 229.13 mn. Excluding the impact of the deconsolidation of the joint ventures (disposals of EUR 16.97 mn in bank balances and EUR 9.87 mn in securities) cash and cash equivalents rose by EUR 84.71 mn.

Deferred taxes fell by EUR 36.61 mn to EUR 130.68 mn. This partly resulted from timing differences for commercial and tax accounting purposes in the realization of gains on the revaluation of inventories and of provisions for severance payments and pensions.

There was an overall reduction of EUR 68.12 mn in **provisions**, to EUR 1,052.23 mn. Of this, EUR 32.89 mn was accounted for by lower provisions for taxes on income and EUR 13.99 mn by the deconsolidation of the joint venture companies.

Balance sheet structure
in EUR million



5,278
1,654
3,624
1,587
1,976
1,715
5,834
1,905
3,929
1,802
2,064
1,968
5,772
1,789
3,983
1,450
2,074
2,248
1999
2000
2001
Current assets
Fixed assets
Short-term liabilities
Long-term liabilities
Stockholders' equity

Strong balance sheet; fixed assets up by 1%, total assets slightly down to EUR 5.77 bn

Summarized balance sheet in EUR mn	2001	%	2000	%
Fixed assets	3,983	69	3,929	67
Inventories	386	7	423	7
Accounts receivable, other assets, prepaid expenses and deferred charges	1,043	18	1,144	20
Cash and cash equivalents	229	4	171	3
Deferred taxes	131	2	167	3
Stockholders' equity	2,249	39	1,968	34
Provisions	1,052	18	1,121	19
Long-term special financing	1	0	478	8
Amounts due to banks	605	11	731	13
Accrued restoration costs	222	4	222	4
Other liabilities and deferred income	1,644	28	1,314	22
Total assets/liabilities	**5,772**	**100**	**5,834**	**100**

Cash flow from operating activities rose by 29% to EUR 786.26 mn due to strong operating results

Gearing ratio


in %
in EUR million
1,459
1,549
1,715
1,968
2,248
(221)
(259)
(599)
(558)
(386)
2,000
1,500
1,000
500
0
(600)
40
30
20
10
0
1997 1998 1999 2000 2001

Equity in EUR million
Net debt in EUR million
Gearing ratio in %

Until 2000, tariff prepayments, various project financings and loans from non-banks were shown under **long-term special financing**. As from 2001, only interest-bearing loans from non-banks are disclosed under this item in the consolidated financial statements. Of the EUR 478.40 mn reported as of December 31, 2000, under the new form of presentation EUR 311.32 mn in tariff prepayments are shown under deferred income, EUR 153.12 mn as long-term bank loans and EUR 14.39 mn as other liabilities.

Amounts due to **banks** dropped by EUR 126.28 mn to EUR 604.97 mn. Excluding the impact of the reporting change of EUR 153.12 mn, and of the deconsolidations totaling EUR 31.48 mn, the decline in amounts due to banks was EUR 247.92 mn.

As from this year's accounts, all tariff prepayments and customer loans are carried under **deferred income** and disclosed in a note to the accounts. After adjustment for the restatement of long-term special financing, deferred income was up by EUR 64.89 mn to EUR 376.21 mn.

Gearing ratio at low level

The surplus from self-financing was largely employed for debt repayments, but also led to an increase in liquidity. As of December 31, 2001, long and short-term borrowings were EUR 605.99 mn (2000: EUR 732.97 mn including EUR 1.44 mn in Group cash pooling), and current financial assets totaled EUR 220.10 mn (2000: EUR 175.37 mn including EUR 4.09 mn in Group cash pooling). **Net debt** therefore decreased by EUR 171.71 mn to EUR 385.89 mn. As of the end of 2001 the **gearing ratio**, defined as net debt divided by stockholders' equity, was 17% (2000: 28%).

Increased cash inflow due to healthy operating income

At EUR 786.26 mn **net cash provided by operating activities** was EUR 175.50 mn or 29% ahead of the previous year. Of this, EUR 717.09 mn came from cash earnings and EUR 69.17 mn from reductions in working capital. Net income, which included a significantly higher proportion of net non-cash expenses as compared to the previous year, accounted for EUR 59.09 mn of the increase.

In the reconciliation of net income for the year and cash flows, upward adjustments were EUR 111.85 mn higher than in 2000. Net income for 2000 included an amount of EUR 42.18 mn in deferred tax credits, resulting in a downward adjustment in the reconciliation, whereas in 2001 there were deferred tax expenses of EUR 33.70 mn, resulting in upward adjustments. In all, this effect was responsible for EUR 75.88 mn of the increase.

Apart from higher depreciation and amortization, which represented EUR 16.53 mn of the upward adjustment, the application of the equity method also had a material effect. In the cash flow reconciliation, pro rata non-cash income and expenses resulting from the use of the equity method were eliminated, and at the same time dividends received were added to cash flow. In 2000 this led to a reduction of EUR 5.93 mn, whereas in 2001 it caused an upward adjustment of EUR 10.83 mn. Netting of non-cash allocations to long-term provisions against cash provided by the use thereof resulted in a net cash outflow of EUR 4.55 mn.

The reduction in funds tied up in **working capital** led to an increase of EUR 69.17 mn in cash and cash equivalents. Of this, EUR 29.06 mn was due to lower inventories, particularly of semi-finished products. Due to the lower price level at balance sheet date as compared to the previous year, accounts receivable declined sharply in nominal terms, releasing EUR 86.06 mn in cash and cash equivalents. The same factor accounted for the fall of EUR 61.47 mn in trade

payables, which reduced cash flow. However this decline was more than offset by the increase in other liabilities relating to outstanding current tax and staff separation expenses, such that overall changes in liabilities released EUR 1.29 mn in cash and cash equivalents. Short-term provisions declined by EUR 49.90 mn, largely as a result of income tax payments.

Investment outflows were EUR 481.91 mn (2000: EUR 673.93 mn) while proceeds from disposals were EUR 62.45 mn (2000: EUR 105.27 mn).

Net cash provided by financing activities includes EUR 142.22 mn (2000: EUR 179.78 mn) in new long-term borrowings and EUR 103.64 mn in repayments of long-term debt (2000: EUR 177.64 mn). In the previous year both new borrowings and repayments grew as a result of a debt rescheduling. Short-term debt fell by EUR 215.91 mn. Liquidity was reduced by dividend payments of EUR 117.33 mn (2000: EUR 66.22 mn) and the transfer of EUR 10.05 mn in pension obligations to an external pension fund (2000: EUR 103.52 mn).

US GAAP results exceed Austrian GAAP figures

The main reasons for the divergence between net income and stockholders' equity as reported under US GAAP and ACC are the differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation, and for the timing of the recording of transactions.

Net income under US GAAP was EUR 388.51 mn (2000: 358.93 mn), thus by EUR 9.31 mn (2000: 37.82 mn) higher than the ACC result (excluding minorities).

In the past, changes in valuation methods and assumptions leading to differences between reporting under US GAAP and ACC, have necessitated cumulative retroactive adjustments. The prolongation of the service lives of processing plants in the R & M segment, and the move from the provision to the component depreciation method resulted in such adjustments, and hence in an increased basis of depreciation under US GAAP.

In the year under review, these changes resulted in charges of EUR 38.52 mn (2000: EUR 40.33 mn) and EUR 1.24 mn (2000: EUR 11.89 mn), respectively.

The different treatment of E & P fixed assets under US GAAP (see Note 33) increased income by EUR 11.21 mn (2000: EUR 2.67 mn). In 2000 there were changes in the discount rates applied in the calculation of provisions for severance, pensions and jubilee payments. Net income for the year according to US GAAP was not directly affected owing to the application of the corridor method. Under US GAAP personnel separation expenses are discounted, leading to further reconciliation items. The overall effect of the different treatment of these items was to increase net income under US GAAP by EUR 34.03 mn (2000: EUR 2.97 mn), of which EUR 23.21 mn is related to shortfalls in employee benefit funding disclosed under ACC.

The rules for the accounting of provisions are more restrictive under US GAAP (see Notes 37 and 38). The provisions set up for staff reduction plans under ACC in 2000, accounting for EUR 74.94 mn, were reversed in the US GAAP reconciliation for the same year. There were therefore additional expenses of EUR 23.15 mn for staff reduction plans in 2001 under US GAAP.

The measurement of derivative instruments at fair value under US GAAP produced EUR 18.17 mn in additional income as of the balance sheet date (see Note 41). In 2000 income of EUR 16.63 mn was realized from the

Net income according to US GAAP of EUR 389 mn exceeded ACC figures due to severance payments and pensions

Cash flows
in EUR million



800
700
600
500
400
300
200
100
0
(100)
(200)
(300)
338
(586)
141
611
(569)
(76)
786
(419)
(302)
1999
2000
2001
from operating activities
from investing activities
from financial activities

Net income and stockholders' equity (ACC and US GAAP) in EUR million


2,400
2,000
1,600
1,200
800
400
0
400
350
300
250
200
150
100
50
0
1997 1998 1999 2000 2001

Stockholders' equity (ACC)
Stockholders' equity (US GAAP)
Net income (ACC)
Net income (US GAAP)

reversal of losses on derivative transactions made in 1999.

Since the introduction of the full application of deferred taxation in the ACC accounting, adjustments to deferred taxes in the reconciliation have related only to the effects of the US GAAP adjustments.

Risk management assumes new tasks

The Group's risk management function is assigned to the Treasury department, and it aims at the long-term stabilization of profits at high levels. In line with this strategy, inexpensive options were used to hedge most of the Group's income from oil production in 2002 and about 10% of that of 2003. New price risks in the Gas business that have arisen because of innovative price fixings to customers are entirely hedged by swaps.

Because of the well-balanced structure of the Group's financial management, there are no hedges in place.

The investigations by the competition authorities into OMV's alleged dominant position in Austria and the abuse thereof in pricing transportation fuels are at an advanced stage, and a favorable outcome is anticipated.

Outlook for 2002: Self-financed growth in a more challenging environment

In 2001 the earnings of oil companies throughout the world were buoyed by high average crude price levels, though these fell during the year. However, the improvement in the OMV Group's earnings was due not merely to oil price trends but also to the improvement in the profitability of the operations of R & M and C & P. Market conditions in most of OMV's areas of operation deteriorated as the year progressed and consequently the earnings performance of all the Group's business segments except C & P weakened in the course of the year under review.

The Company's market forecasts for 2002 are based on the expectation that oil prices will be significantly below their average level in 2001, and that there will be a related lagged fall in gas prices. Furthermore, tighter margins for bulk and petrochemical products are anticipated.

Results from **Marketing** should again improve, due to continued growth from the enlarged retail network and the impact of cost reduction programs introduced in 2001, but prospects are less promising for **Refining**. At the outset of 2002 the earnings position of the refineries was highly unsatisfactory, but trends for the year as a whole cannot be predicted with any certainty because of the high degree of short-term price volatility to which this area of operations is subject.

While **E & P** is still capable of posting good results at a price level of USD 20/bbl, on anticipated price trends a marked decline in earnings is virtually unavoidable. This expected fall is not likely to be counterbalanced by improved results from other segments such as **C & P**.

The EBIT contribution of the **Gas** business for 2002 is likely to decrease, in part because of market conditions and in part because of a change in the Corporate structure. While the restructuring of the Gas segment will enhance its market position and increase its flexibility, the strategic move towards the reliance on a strong distribution company which will no longer be fully consolidated means that profits, which were previously included in EBIT, will in future be reported as income from investments in financial items.

Earnings expectations for **Borealis** remain depressed, and it is not

expected to benefit from a cyclical upturn until 2003.

On the basis of the information currently available, a repetition of last year's record Group earnings cannot be anticipated in 2002.

Nevertheless, there are highly ambitious earnings targets for this year in place, and the expected downturn in profits should not be interpreted as a reversal of the underlying trend towards steadily improving earnings witnessed for some years now.

As regards **capital expenditure** the near-term outlook is for self-financed growth. Capital expenditure of about EUR 2.7 bn is planned for the next three years from 2002 to 2004. In line with Group strategy, investment will mainly be channeled into accelerating the growth of E & P, the international marketing operations and the melamine business.

This spending and the structural goals for the business are aimed at further strengthening the Group's strategic position and the profitability of its operations.

The OMV Management continues to set its sights on the achievement of its target of a return on average capital employed (ROACE) of three percentage points above the weighted average cost of capital.

These goals and the execution of the strategy required to attain them, should send a strong signal to the capital markets and demonstrate that OMV is determined to perform up to its full value potential.

Capital expenditure
EUR 2.7 billion (2002 – 2004)


9% Gas
42% E&P
38% R&M
3% Co&O
8% C&P

Vienna, March 6, 2002
The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Helmut Langanger

Accounts 2001. Financial statements according to Austrian Commercial Code

Note	Assets EUR 1,000	2001	2000
5	**A. Fixed assets**		
	I. Intangible assets	130,865	115,448
	II. Tangible assets	2,923,190	2,946,428
	III. Financial assets	928,786	867,021
		3,982,841	**3,928,897**
	B. Current assets		
6	I. Inventories		
	1. Raw materials and supplies	101,901	104,441
	2. Work in progress and services not yet invoiced	71,248	92,978
	3. Finished goods and merchandise	212,250	224,488
	4. Payments on account	422	615
		385,821	422,522
7	II. Accounts receivable and other assets		
	1. Receivables from trade	769,578	890,417
	2. Receivables from non-consolidated subsidiary companies	12,468	31,212
	3. Receivables from associated companies	87,600	59,715
	4. Other receivables and other assets	150,367	130,290
		1,020,013	1,111,634
	III. Securities and investments whereof own shares 2001: 9,036 (2000: 5,775)	39,987	49,300
	IV. Cash in hand, checks and cash at bank	189,142	121,964
		1,634,963	**1,705,420**
8	**C. Deferred taxes**	**130,677**	**167,290**
	D. Prepaid expenses and deferred charges	**23,062**	**32,210**
		5,771,543	**5,833,817**

Balance sheet. Consolidated balance sheet as of December 31, 2001

Liabilities EUR 1,000	2001	2000	Note
A. Stockholders´ equity			9
I. Capital stock	196,290	196,290	
II. Capital reserves	417,663	417,663	
III. Revenue reserves	1,484,935	1,208,810	
IV. Treasury stock	9,036	5,775	9
V. Minority interests	24,484	23,077	
VI. Unappropriated income	115,998	116,109	
whereof income brought forward in 2001: 310 (2000: 5)			
	2,248,406	**1,967,724**	
B. Provisions			
1. Provisions for severance payments	101,634	100,066	10
2. Provisions for pensions	593,816	619,781	10
3. Provisions for taxes	11,109	44,003	
4. Other provisions	345,673	356,499	11
	1,052,232	**1,120,349**	
C. Liabilities			12
1. Long-term special financing, not shown under items 2 to 7	1,016	478,401	
2. Amounts due to banks	604,971	731,250	
3. Payments received on account	4,481	3,294	
4. Accounts payable from trade	621,793	687,501	
5. Accounts payable to non-consolidated subsidiary companies	1,427	3,508	
6. Accounts payable to associated companies	45,742	15,686	
7. Other liabilities	531,051	492,604	
	1,810,481	**2,412,244**	
D. Deferred decommissioning and environmental costs	**222,315**	**222,329**	13
E. Deferred income	**438,109**	**111,171**	14
	5,771,543	**5,833,817**	
Contingent liabilities	54,038	12,055	23

Statement of fixed assets.

EUR 1,000	As of 1.1.2001	Foreign currency differences	Changes in the consolidated Group
	At acquisition		
I. Intangible assets			
1. Concessions, patents, similar rights and licenses	187,036	553	(938)
2. Goodwill	137,753	114	(9,721)
3. Payments on account	21	—	—
	324,810	**667**	**(10,659)**
whereof segments			
Exploration and Production	17,500	(7)	—
Refining and Marketing	213,885	675	2,027
Gas	52,169	—	(12,686)
Chemicals and Plastics	17,088	(1)	—
Corporate and Other	24,168	—	—
II. Tangible assets			
1. Developed and undeveloped land, buildings and buildings on third-party property	1,786,640	41,937	(6,649)
2. Plant and machinery	5,761,509	30,070	(192,222)
3. Other fixed assets, tools and equipment	917,287	3,786	(8,265)
4. Assets under construction	179,615	195	(643)
5. Payments on account	6,756	84	—
	8,651,807	**76,072**	**(207,779)**
whereof segments			
Exploration and Production	2,161,230	49,882	—
Refining and Marketing	3,889,428	24,750	1,916
Gas	1,727,032	—	(209,695)
Chemicals and Plastics	786,165	1,440	—
Corporate and Other	87,952	—	—
III. Financial assets			
1. Investments in non-consolidated subsidiaries	32,178	4	(3,337)
2. Loans to non-consolidated subsidiaries	714	(118)	—
3. Other investments	240,667	114	(2,017)
4. Loans to enterprises in which a participating interest is held	7,413	—	—
5. Investments arising from equity consolidation	372,311	(3,102)	78,701
6. Securities	215,366	—	(23,046)
7. Other loans	27,737	78	—
	896,386	**(3,024)**	**50,301**
	9,873,003	**73,715**	**(168,137)**

Additions	Disposals	Transfers	As of 31.12.2001	Write-ups	Depreciation (cumulative)	Net book value 31.12.2001	Net book value 31.12.2000	Depreciation 2001
or production costs								
30,401	8,598	10,555	219,009	131	128,012	90,997	65,460	18,543
229	29	–	128,346	–	88,500	39,846	49,967	4,995
–	–	–	21	–	–	21	21	–
30,630	**8,627**	**10,555**	**347,376**	**131**	**216,512**	**130,864**	**115,448**	**23,538**
13,601	29	1,136	32,201	–	11,219	20,982	9,042	5,192
6,974	4,487	908	219,982	–	147,577	72,405	73,564	10,175
3,276	1	8,507	51,265	–	25,891	25,374	21,240	1,932
369	239	–	17,217	131	14,723	2,494	2,897	899
6,410	3,871	4	26,711	–	17,102	9,609	8,704	5,340
54,158	22,442	31,518	1,885,162	479	1,048,863	836,299	803,698	49,399
206,764	21,496	122,854	5,907,479	122	4,150,461	1,757,018	1,714,892	205,876
37,426	17,732	15,715	948,217	188	707,864	240,353	248,356	54,864
89,953	2,085	(179,289)	87,746	32	6,782	80,964	172,887	109
3,500	225	(1,353)	8,762	31	206	8,556	6,595	59
391,801	**63,980**	**(10,555)**	**8,837,366**	**852**	**5,914,176**	**2,923,190**	**2,946,428**	**310,307**
118,417	16,666	116,733	2,429,596	–	1,647,032	782,564	746,416	110,947
167,496	34,685	(1,049)	4,047,856	83	2,682,872	1,364,984	1,310,620	120,600
65,680	824	(126,105)	1,456,088	–	1,014,061	442,027	563,787	46,822
37,628	9,237	–	815,996	769	522,899	293,097	283,939	28,279
2,580	2,568	(134)	87,830	–	47,312	40,518	41,666	3,659
6,629	33	(6,284)	29,157	–	16,879	12,278	13,589	33
3,200	96	–	3,700	41	–	3,700	583	–
12,899	2,775	(311)	248,577	–	842	247,735	237,731	–
–	–	–	7,413	9	90	7,323	7,313	–
40,334	33,308	6,595	461,531	–	2,097	459,434	372,311	–
29,613	30,669	–	191,264	408	8,620	182,644	207,940	3,601
407	12,205	–	16,017	4	345	15,672	27,555	–
93,082	**79,086**	**–**	**957,659**	**462**	**28,873**	**928,786**	**867,021**	**3,634**
515,513	**151,693**	**–**	**10,142,401**	**1,445**	**6,159,561**	**3,982,840**	**3,928,897**	**337,479**

Income. Consolidated statement of income

Note	EUR 1,000	2001	2000
	1. Sales including petroleum excise tax	9,630,413	9,218,454
	2. Petroleum excise tax	(1,894,029)	(1,763,986)
	3. Subtotal of items 1 to 2 (Sales)	**7,736,384**	**7,454,468**
	4. Direct selling expenses	(97,063)	(85,045)
	5. Cost of goods sold	(6,479,989)	(6,255,260)
	6. Gross profit	1,159,332	1,114,163
15	7. Other operating income	85,860	86,372
	8. Selling expenses	(281,139)	(273,963)
	9. Administrative expenses	(133,589)	(132,552)
	10. Exploration expenses	(66,467)	(48,840)
	11. Research and development expenses	(20,572)	(18,841)
16	12. Other operating expenses	(133,776)	(235,846)
	13. Subtotal of items 6 to 12 (Earnings before interest and tax)	**609,649**	**490,493**
17	14. Income from investments	19,593	16,737
	15. Income from other securities and loans shown under financial assets	12,561	15,871
	16. Other interest and similar income	30,208	37,523
	17. Income from the disposal and write-up of financial assets and securities held as current assets	943	1,989
18	18. Expenses arising from financial investments and securities held as current assets	(18,801)	(8,864)
19	19. Interest and similar expenses	(84,446)	(101,013)
	20. Subtotal of items 14 to 19 (Financial items)	**(39,942)**	**(37,757)**
	21. Income from ordinary activities	**569,707**	**452,736**
20	22. Taxes on income	(188,057)	(130,174)
	23. Net income for the year	**381,650**	**322,562**
	whereof minority interests	2,452	1,448

Notes. Statement of cash flows

EUR 1,000	2001	2000	Note
Net income for the year	381,650	322,562	
Depreciation	337,479	320,951	
Write-ups of fixed assets	(1,445)	(879)	
Deferred taxes	33,705	(42,177)	
Losses (gains) from the disposal of fixed assets	(2,751)	(10,328)	
Net change in provisions for pensions and severance payments	(19,233)	(19,650)	
Net change in other long-term provisions	14,684	15,210	
+/– Other adjustments	(27,004)	(39,538)	
	717,085	**546,151**	22
Decrease (increase) in inventories	29,062	(35,134)	
Decrease (increase) in accounts receivable	86,062	(208,964)	
(Decrease) increase in liabilities	1,292	184,071	
(Decrease) increase in short-term provisions	(49,898)	113,254	
+/– Other changes	2,662	11,386	
Net cash provided by operating activities	**786,265**	**610,764**	22
Investments:			
Intangible and tangible fixed assets	(423,806)	(484,856)	
Investments, loans and other financial assets	(57,493)	(189,066)	
Decrease (increase) in short-term financial assets	(607)	20,138	
Proceeds from the sale of fixed assets	62,449	85,124	
Net cash used in investing activities	**(419,457)**	**(568,660)**	22
Increase in long-term borrowings	142,225	179,776	
Repayments of long-term debt	(103,642)	(177,634)	
(Decrease) increase in short-term debt	(215,910)	91,625	
(Decrease) increase in Group cash pooling	2,655	135	
Dividends paid	(117,330)	(66,216)	
Transfer of pension obligations to pension fund	(10,052)	(103,524)	49
Net cash used in financing activities	**(302,054)**	**(75,838)**	22
Effect of exchange rate changes on cash and cash equivalents	2,424	3,621	
Net increase (decrease) in cash and cash equivalents	**67,178**	**(30,113)**	22
Cash and cash equivalents at beginning of year	121,964	152,077	
Cash and cash equivalents at end of year	189,142	121,964	

Notes. Changes in stockholders' equity [1)]

EUR 1,000								2001
	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Treasury stock	Minority interests	Unapprop-riated income OMV AG	Stockholders' equity
January 1, 2001	196,290	417,663	1,213,243	(4,433)	5,775	23,077	116,109	1,967,724
Net income, 2001								
Allocation	–	–	263,511	–	–	2,452	1	265,964
Dividend recommendation	–	–	–	–	–	–	115,687	115,687
Foreign exchange differences	–	–	–	15,875	–	–	–	15,875
Dividend paid	–	–	–	–	–	(1,531)	(115,799)	(117,330)
Changes in minorities	–	–	(3,261)	–	3,261	486	–	486
December 31, 2001	**196,290**	**417,663**	**1,473,493**	**11,442**	**9,036**	**24,484**	**115,998**	**2,248,406**

EUR 1,000								2000
	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Treasury stock	Minority interests	Unapprop-riated income OMV AG	Stockholders' equity
January 1, 2000	196,290	417,663	1,014,008	(1,302)	–	23,199	64,805	1,714,663
Net income, 2000								
Allocation	–	–	205,010	–	–	1,448	4	206,462
Dividend recommendation	–	–	–	–	–	–	116,100	116,100
Foreign exchange differences	–	–	–	(3,131)	–	–	–	(3,131)
Dividend paid	–	–	–	–	–	(1,416)	(64,800)	(66,216)
Own shares	–	–	(5,775)	–	5,775	–	–	–
Changes in minorities	–	–	–	–	–	(154)	–	(154)
December 31, 2000	**196,290**	**417,663**	**1,213,243**	**(4,433)**	**5,775**	**23,077**	**116,109**	**1,967,724**

[1)] see Note 9

Summary of significant accounting policies

1 Legal principles and general accounting policies

The consolidated balance sheet (including the consolidated statement of fixed assets) and the consolidated statement of income have been drawn up in accordance with the **Austrian Commercial Code (ACC)**. The notes to the consolidated accounts on pages 47 to 73 relate to the ACC balance sheet and statement of income, and cover both the disclosures in accordance with the ACC and the supplementary United States Generally Accepted Accounting Principles (US GAAP) disclosures.

The **reconciliation statement** on page 75 sets out all the material differences in accounting principles between the ACC and US GAAP. The **US GAAP** disclosures that follow on pages 76 to 84 are based on US GAAP accounting principles, and include all required disclosures not discussed on pages 47 to 73.

The **supplementary information on Exploration and Production (E & P)**, on pages 84 to 89, does not form part of the notes to the consolidated accounts. This additional information was drawn up on the basis of SFAS 69 in accordance with the ACC.

The financial statements of all consolidated companies have been prepared with a balance sheet date of December 31 in accordance with uniform Group-wide accounting and valuation standards. In the case of companies consolidated at equity, adjustments to conform to Group principles are made only to the extent that they are material.

Notes. Summary of significant accounting policies

In the year under review the Group currency was changed over from the Austrian schilling to the euro (EUR). The consolidated financial statements for 2001 have been prepared in units of one thousand euro (EUR 1,000).

The purchase method of accounting – in which the acquisition costs are offset against the fair value of the assets acquired and the debts incurred – is applied to **capital consolidation** of acquisitions of consolidated companies. Goodwill arising from initial consolidation is capitalized and amortized over its useful life. Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the assets, liabilities, income and expenses reported in the consolidated financial statements, as well as amounts disclosed in the notes thereto. Actual results may differ from these estimates. The Executive Board believes that any deviations from these estimates would not be such as to have a material influence on the consolidated financial statements in the near term. The Board does not believe that OMV is exposed to negative near-term impacts arising from any major concentration of risk.

During the year under review the OMV Group moved from the nature of expense to the cost-of-sales format for the income statement. The use of the cost-of-sales format means that the increased transparency achieved by the Group-wide introduction in 2000 of multistage direct costing in OMV's internal reporting has now been extended to the presentation of its published accounts. Group controlling is now in a position to make comparable earnings analyses down to business unit level. The comparative figures have been adjusted to the new reporting format.

2 Accounting and valuation principles

a) Fixed assets

Intangible and tangible fixed assets are capitalized at acquisition or production cost and, with the exception of E & P activities outside Austria, depreciated on a straight-line basis. In addition, permanent impairment of fixed assets is recognized by unscheduled depreciation.

Scheduled depreciation, predominantly on a straight-line basis, is largely based on the following **useful economic lives**:

Category		Useful life (years)
Intangible assets:		
Goodwill		15
Software		3–5
Concessions, licenses, etc.		5–10 or contract duration
Segment-specific tangible assets:		
E & P	Oil and gas wells (Austria)	8 or 30
R & M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	20
	Filling station equipment	10
	Filling station buildings and outdoor facilities	20–25
Gas	Gas pipelines	20
C & P	Corrosion resistant plant	8–20
Other tangible assets:		
Production and office buildings		20 or 40–50
Other plant and equipment		10–20
Tools and equipment		5–10

The successful-efforts-method is applied to E & P activities abroad. Depreciation is on a field-by-field, unit-of-production basis. Unscheduled depreciation is applied to dry exploration wells; dry development wells are depreciated on a field-by-field, unit-of-production basis. The cost of geological and geophysical studies is expensed as incurred.

Notes. Summary of significant accounting policies

In Austria the direct cost of exploration and development drilling is capitalized on a well-by-well basis, and straight-line depreciation is applied except where dry wells lead to unscheduled depreciation.

Interest on borrowings incurred in international E&P activities in connection with the production of fixed assets over more than one accounting period is capitalized as part of the acquisition cost of the assets. Tools and equipment are partly carried at fixed values or depreciated on a straight-line basis over a service life of five to ten years.

Since the 1999 financial year the directly attributable capital cost of comprehensive upgrading of large-scale plants has been capitalized. These plants are depreciated on a straight-line basis over the period until the next upgrade, using the component depreciation method. The change in the basis of valuation did not result in any retroactive capitalization in 1999. As the Group's large-scale plants have not all been revamped since this method was introduced, the depreciation base and the charges for depreciation remain lower than in a normal period. This effect increased earnings by EUR 1,238 thousand in the year under review, compared with EUR 11,894 thousand in 2000. Costs relating solely to maintenance and repairs are treated as expenses in the year in which they arise.

Financial assets
Investments are carried at acquisition cost less any likely permanent impairment. Interest bearing loans are stated at nominal value, and interest free loans at present value. Securities held as fixed assets are carried at the lower of cost or market value at balance sheet date.

b) Inventories
Own production of **crude oil, other raw materials, semi-finished** and **finished products** is reported at the lower of production cost, determined by the average cost method, or market value. Purchased crude, as well as work in progress and finished petroleum products within the Refining and Marketing (R&M) segment, and work in progress and finished products at Agrolinz Melamin GmbH, are valued according to the last-in, first-out (LIFO) method.

Materials and supplies are valued at the lower of cost (determined by the moving average method) or market. Safety equipment and non-standard spare parts are written down in accordance with the rate of turnover.

c) Accounts receivable and other assets
These are stated at the lower of acquisition cost or market value at balance sheet date. Foreign currency accounts receivable from Group cash pooling activities are translated at mid-market rates. All recognizable risks are accounted for by means of corresponding valuation allowances.

d) Reversal of unscheduled depreciation
The relevant items in the consolidated accounts contain no material unrecorded write-ups as per section 208 (2) ACC.

e) Provisions
In principle, provisions are formed for existing obligations that are uncertain with regard to their amount or payment dates. Provisions are also set up for risks regarded as likely to lead to obligations, the amount of which can be estimated.

Since the 2000 financial year accruals arising from operations have been reported not as provisions but as liabilities, even if not yet invoiced, where the amounts and due dates are precisely known. Similarly, commitments to make severance payments, the amounts and disbursement periods of which are established by individual employment contracts, are reported as liabilities. Both types of item relate to definite commitments.

Provisions are formed for **decommissioning, restoration and environmental costs** not classed as accrued decommissioning costs (see Note 2 g) if there is a high degree of likelihood that such obligations will arise and their amount can be reasonably estimated.

Notes. Summary of significant accounting policies

Provisions for severance payments are calculated according to actuarial principles, using the discounted standard entry age method and local mortality tables. Pension obligations are accounted for by setting up **provisions for pensions** or by recognizing payments to an external pension fund. Calculation of the provisions for pensions is also on the basis of actuarial principles, using the discounted standard entry age method and local mortality tables.

At most consolidated companies with company pension plans in recent years pension entitlements have progressively been entirely or partially transferred to external pension funds (see Note 10). In the case of defined contribution plans administered by pension funds no provisions are formed as no obligations arise. In that of the defined benefit plans provision is made for funding shortfalls and anticipated obligations to make additional contributions to fund plans.

Entitlements to **jubilee payments** are calculated in accordance with actuarial principles. The provision for jubilee payments is reported under "Other provisions" (see Note 11 – Personnel provisions).

f) Liabilities

Liabilities are carried at the higher of the amount repayable, the nominal value, or the attributable value at balance sheet date. Foreign currency liabilities are valued at the higher of the rate ruling at time of acquisition or that at balance sheet date.

Material amounts relating to tariff prepayments in connection with gas pipeline construction were previously reported under **long-term special financing.** Due to the differences as compared to conventional loan financings (redemption payments), as from 2001 these amounts have been carried not as financial liabilities but as deferred income. The comparative balance sheet items for the previous year have been adjusted by EUR 310,896 thousand.

g) Decommissioning and restoration obligations

Since the previous year these have been reported under a separate balance sheet item (see Note 13) if they arise when an investment is made and the time when the expenses will be incurred is predictable.

Decommissioning and restoration obligations, for which provision is made in a systematic manner by charges to current income, frequently arise in connection with the Group's core activities. Such obligations are of great significance for the E & P and Gas segments (oil and gas wells) and its retail stations (on third-party property). They are regularly expensed against income from such activities.

h) Deferred taxes

Provision is made for deferred taxes on all temporary differences (differences between book values for consolidated accounting and tax purposes which are equalized in subsequent years). Tax-loss carry forwards are taken into account in calculating deferred tax assets.

Group-wide deferred tax assets and liabilities are netted and reported either under provisions (liabilities) or as a separate item before the prepaid expenses and deferred income (assets). If the probability of deferred tax assets' being realized is in excess of 50%, then the values are retained. Otherwise a valuation allowance is reported as a separate item.

In the case of elimination of unrealized intra-group profits on inventories, current income taxes are accrued.

With the exception of investment allowances, deferred taxes are calculated on untaxed reserves. The untaxed reserves after deferred taxes are reported under "Revenue reserves" in the consolidated accounts.

Petroleum Revenue Tax (PRT) is payable on the net cash flow generated by oil and gas production from certain fields in the United Kingdom, and Petroleum Resource Rent Tax (PRRT) in Australia. The total anticipated liability to these taxes is charged on a unit-of-production basis over the lifetime of a field.

Notes. Summary of significant accounting policies

Any difference between the tax liability on a unit-of-production basis and PRT and PRRT payable in a given year is shown as deferred taxation. Levies paid under the tax paid cost (TPC) system in Libya are likewise reported under "Taxes on income".

i) Revenue recognition

In general revenues are recognized when products or services are delivered to customers, and the amount receivable is fixed and determinable, and collection probable. In the E & P segment revenues are recognized when products are delivered and the risk of ownership has passed to the customer. In the forecourt business revenues from the Group's own filling stations are recognized when products are supplied to the customer. In the case of non-Group filling stations revenues are recognized when products are delivered to the stations.

In the refining business, and in the Chemicals and Plastics (C & P) segment, fees due under third-party processing agreements are recognized on the basis of the volumes processed.

In the Gas segment sales under long-term contracts are realized on delivery. Additional volumes supplied under these contracts are recognized when accepted by the customer. Gas storage revenues are recognized on the basis of committed storage and withdrawal rates.

j) Research and development expenses

The minimum format for sales cost method as defined by ACC was extended by the lines "Direct selling expenses", "Exploration expenses" and "Research and development expenses".

Direct selling expenses comprise in particular costs of freights charged to customers. Separate presentation was chosen in order to give a clearer picture of the value added by the operations. The exploration expenses are an industry specific information. Research and development expenditures are expensed in the year in which they arise.

3 Foreign currency translation

On January 1, 2001 the euro was introduced as the functional currency of Group companies domiciled in Eurozone countries. Due to the fact that the exchange rates had been fixed since January 1, 1999 the changeover had no further impact on the consolidated financial statements. The cumulative balancing items arising from currency translation by Group companies at the time of euro fixing continue to be carried in the consolidated statements.

As a general rule, the current rate method is applied in the translation of financial statements of foreign Group companies. Where the functional currency differs from the national currency, the temporal method is used. The difference between equity translated at historic rates plus results for the year translated using the average rate method, and equity at balance sheet date translated using the current rate method, is carried under exchange differences and does not affect income.

The main rates applied in converting currencies were as follows:

		2001		2000
	Balance sheet date	Average	Balance sheet date	Average
US Dollar	0.881	0.896	0.930	0.924
Australian Dollar	1.728	1.732	1.677	1.589
Hungarian Forint	245.180	256.590	264.998	260.045
Slovak Crown	42.780	43.300	43.933	42.598
Czech Crown	31.962	34.068	35.047	35.599
Bulgarian Leva	1.946	1.948	1.954	1.948
Malaysian Ringgit	3.349	3.403	3.536	3.510

Notes. Summary of significant accounting policies

4
Consolidated Group and restructuring

The list of investments on pages 72 to 73 gives an overview of Group companies consolidated fully or at equity, and of other investments. The number of consolidated companies has changed as follows:

	2001	2000	2001	2000	2001	2000
	Full consolidation	Full consolidation	Pro rata consolidation	Pro rata consolidation	Equity consolidation	Equity consolidation
As of December 31 previous year	**37**	**39**	**2**	**2**	**12**	**12**
First consolidated in year under review	9	–	–	–	2	–
Merged in year under review	(1)	(2)	–	–	–	–
Change from pro rata to equity consolidation	–	–	(2)	–	2	–
Disposed of during year under review	–	–	–	–	–	–
As of December 31	**45**	**37**	**–**	**2**	**16**	**12**
[whereof domiciled and operating abroad]	[16]	[16]	[–]	[–]	[7]	[7]
[whereof domiciled and operating in Austria, and operating abroad]	[12]	[7]	[–]	[–]	[–]	[–]

During the year under review the activities and investments of the Gas segment of OMV Aktiengesellschaft were spun off into a wholly owned subsidiary, OMV Erdgas GmbH. The assets concerned have continued to be carried in the consolidated financial statements at book value, meaning that this restructuring exercise has had no effect on the assets, finances and earnings of the Group. Five E&P companies, which are undertaking exploration activities in Iran, Ireland, Sudan, Vietnam and Yemen, were included in the consolidated Group for the first time in 2001, as were the heating oil distribution company WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, as well as Agrolinz Melamin Deutschland GmbH and Gas Hub Baumgarten GmbH, both of which are in the start-up phase. OMV Cerpaci stanice a.s. was merged with OMV Česká republika s.r.o., effective June 30, 2001. Various distribution organizations and shell companies are not consolidated due to their immateriality.

Oberösterreichische Ferngas AG and GWH Gas- und Warenhandelsgesellschaft m.b.H., both of which belong to the Gas segment, are being jointly operated in conjunction with business partners. Both were previously consolidated on a pro rata basis. Due to the joint management of these companies there is no dominant influence, and there are thus limits to Group control of their assets and financial resources. Because of this, a change was made from pro rata to equity consolidation at the start of 2001. This affects the Group's assets, finances and earnings, but has no overall impact on shareholder's equity or net income. Treatment of the companies in question as though they had been consolidated at equity has the following effects on the consolidated financial statements for 2000:

Balance sheet EUR 1,000

Intangible assets	(6,569)	Stockholders' equity	–
Tangible assets	(105,848)	Provisions	(13,987)
Financial assets	53,564	Financial liabilities	(31,477)
Subtotal (fixed assets)	(58,853)	Other liabilities	(22,514)
Inventories	(14,100)	Prepaid expenses and deferred charges	(41,839)
Accounts receivable	(8,775)		
Securities	(9,870)		
Cash in hand, checks and cash at bank	(16,973)		
Deferred taxes	(1,186)		
Deferred income	(60)		
	(109,817)		**(109,817)**

Notes. Notes to the annual financial statements

Income EUR 1,000

Sales	1,683
Production cost	(10,102)
Gross profit on sales	(8,419)
Other operating income	(7,132)
Selling, general and administrative expenses	9,714
Earnings before interest and tax (EBIT)	(5,837)
Financial result	3,818
Taxes on income	2,019
Net income for the year	–

Notes to the annual financial statements

5

Fixed assets

Movements in **goodwill** during the year were as follows:

EUR 1,000			2001
	Gross value	Depreciation	Net value
Goodwill as of January 1	137,753	(87,787)	49,966
Foreign currency differences	114	(119)	(5)
Changes in the consolidated Group	(9,721)	4,388	(5,333)
Additions	229	(4,995)	(4,766)
Disposals	(29)	13	(16)
Goodwill as of December 31	**128,346**	**(88,500)**	**39,846**

Apart from mergers there were no changes in the consolidated Group in 2000. The changes in the consolidated Group in 2001 had the following impact on the structure of fixed assets:

EUR 1,000			2001
	Gross value	Depreciation	Net value
Intangible assets	(10,659)	(5,042)	(5,617)
Tangible assets	(207,779)	(102,269)	(105,510)
Financial assets	50,301	(1,761)	52,062
Total	**(168,137)**	**(109,072)**	**(59,065)**

The developed and undeveloped land, buildings and buildings on third-party property item includes oil and gas properties acquired by foreign Group E&P companies to a value of EUR 141,474 thousand (2000: EUR 150,677 thousand), and land to a value of EUR 224,868 thousand (2000: EUR 272,588 thousand).

Unscheduled depreciation of fixed assets amounted to EUR 21,369 thousand (2000: EUR 14,454 thousand), financial assets accounting for EUR 3,634 thousand (2000: EUR 887 thousand).

In 2000, interest on borrowings in connection with the production of fixed assets amounting to EUR 3,429 thousand (2000: EUR 1,752 thousand) was capitalized. The book value of capitalized interest on all borrowings was EUR 27,697 thousand (2000: EUR 25,293 thousand).

Notes. Notes to the annual financial statements

Loans with maturities of up to one year amounted to EUR 12,123 thousand (2000: EUR 10,656 thousand); loans to affiliated companies stood at EUR 3,700 thousand (2000: EUR 583 thousand).

As of December 31, 2001, loans to members of executive boards and chief executive officers amounted to EUR 616 thousand (December 31, 2000: EUR 355 thousand). In 2001 EUR 25 thousand (2000: EUR 7 thousand) were repaid. The loans are either interest free or bear interest rates of 1% or 6%. They have various maturities and are partly secured by mortgages.

The change in the carrying amount of associated companies accounted for at equity was as follows:

EUR 1,000	2001	2000
Book value of equity interests consolidated at equity	416,237	330,313
Share of net assets	459,417	372,311
Dividend paid	**8,868**	**3,110**
Translation differences	(3,102)	(402)
Net (loss) income from associated companies	**(1,962)**	**5,931**

The summarized balance sheet and income statement data for investments carried at equity are as follows:

EUR 1,000	2001	2000
Current assets	1,398,219	1,514,030
Fixed assets	2,953,066	2,572,423
Liabilities	2,827,849	2,673,021
Net sales	4,939,703	4,662,295
Earnings before interest and tax	97,703	109,208
Net income for the year	(8,855)	32,657

There are material sales to the associates Borealis A/S and Oberösterreichische Ferngas AG. Sales to the Borealis Group were EUR 513.45 million (2000: EUR 481.78 million), and as of the end of 2001 receivables were EUR 66.10 million (2000: EUR 61.99 million), sales to Oberösterreichische Ferngas AG were EUR 311.95 million (2000: EUR 216.55 million). As of the end of 2001 net outstanding accounts were EUR 28.59 million compared with EUR 31.48 million at the end of 2000.

6 Inventories

As of the end of 2000 total inventories of crude oil and petroleum products, valued according to the LIFO method, were at a similar level as in 1999. Increases in inventories of crude oil and semi-finished products were offset by decreases in stocks of finished products. Largely as a result of the fall in the inventory layer in comparison with the replacement costs, there was an overall positive impact on earnings of EUR 15,146 thousand.

In 2001 there was a significant reduction in work in progress, which led to an improvement in earnings in comparison to average replacement costs of EUR 9,225 thousand. Inventories of crude oil and finished petroleum products, and inventories valued according to the LIFO method increased in the Chemicals and Plastics segment. In all, LIFO valued inventories stood at EUR 202,393 thousand, compared to EUR 207,867 thousand in 2000 – a decline of 2.6%. Due to the high crude oil price level at balance sheet date in 2001 the replacement value of inventories valued according to the LIFO method was EUR 159,590 thousand higher than the amount reported (2000: EUR 247,184 thousand).

At the end of 2001 crude oil and petroleum products, and inventories in the Chemicals and Plastics segment valued according to the LIFO method represented approximately 52% (2000: 51%) of total inventories.

7 Accounts receivable and other assets

Receivables of EUR 1,689 thousand (2000: EUR 3,709 thousand) were secured by bills of exchange.

EUR 1,000	2001		2000	
	< 1 year	> 1 year	< 1 year	> 1 year
Receivables from trade	768,565	1,013	888,271	2,146
Receivables from affiliated companies	12,277	191	23,934	7,278
[whereof financing and cash pooling]	[7]	[191]	[4,094]	[7,278]
Receivables from associated companies	83,530	4,070	52,742	6,973
Other receivables and assets	110,955	39,412	127,469	2,821
Total	**975,327**	**44,686**	**1,092,416**	**19,218**

Accrued income of EUR 18,715 thousand (2000: EUR 39,876 thousand) is included in the "Other receivables and assets" item.

Individual and lump-sum valuation allowances were as follows:

EUR 1,000						2001
	Jan. 1	Additions/ releases	Disposals	Translation difference	Dec. 31	[whereof lump-sum adjustment]
Receivables from trade	17,107	4,167	(951)	1,043	21,366	[1,834]
Receivables from associated companies	609	(324)	–	–	285	[–]
Other receivables and assets	2,336	(2)	(1,477)	–	857	[–]
Total	**20,052**	**3,841**	**(2,428)**	**1,043**	**22,508**	**[1,834]**

EUR 1,000						2000
	Jan. 1	Additions/ releases	Disposals	Translation difference	Dec. 31	[whereof lump-sum adjustment]
Receivables from trade	15,104	2,296	(469)	176	17,107	[2,265]
Receivables from associated companies	377	232	–	–	609	[–]
Other receivables and assets	2,535	(193)	(6)	–	2,336	[–]
Total	**18,016**	**2,335**	**(475)**	**176**	**20,052**	**[2,265]**

8 Deferred taxes

The assignment of deferred taxes to temporary differences and tax-loss carry forwards results in net deferred tax assets, the breakdown of which is as follows:

EUR 1,000				2001
	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	12	–	45	(33)
Tangible fixed assets	5,920	–	85,551	(79,631)
Financial assets	30,213	–	2,596	27,617
Deferred PRT assets	19,731	–	–	19,647
Corporation tax on deferred PRT assets	–	–	5,920	(5,920)
Inventories	39,326	–	–	39,326
Accounts receivable and other assets	2,135	–	11,776	(9,641)
Untaxed reserves	–	–	21,937	(21,937)
Provisions for pensions and severance payments	49,241	–	–	49,241
Other provisions	55,665	48	8	55,657
Liabilities	491	–	48	395
Other deferred taxes unattributable to any balance sheet item	17,056	–	25,687	(8,547)
Tax-loss carry forward	85,107	20,604	–	64,503
Total	**304,897**	**20,652**	**153,568**	**130,677**

EUR 1,000				2000
	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	14	1	21	(8)
Tangible fixed assets	7,893	1,671	92,527	(86,305)
Financial assets	29,732	8,517	2,768	18,447
Deferred PRT assets	18,001	–	–	18,001
Corporation tax on deferred PRT assets	–	–	5,400	(5,400)
Inventories	64,989	3	122	64,864
Accounts receivable and other assets	1,811	1,445	14,123	(13,757)
Untaxed reserves	–	–	20,226	(20,226)
Provisions for pensions and severance payments	61,110	–	–	61,110
Other provisions	65,669	2,131	582	62,956
Liabilities	629	–	920	(291)
Other deferred taxes unattributable to any balance sheet item	6,320	175	4,885	1,260
Tax-loss carry forward	94,120	27,481	–	66,639
Total	**350,288**	**41,424**	**141,574**	**167,290**

Deferred taxes on the retained earnings of Group companies are generally only taken into account where there is no possibility of tax-free transfers to the parent company.

At the end of 2001 OMV had **tax-loss carry forwards** of EUR 247,213 thousand (2000: EUR 273,140 thousand). Carry forward amounts expire as follows:

EUR 1,000	2001		2000
		2001	5,456
2002	8,696	2002	12,502
2003	–	2003	1,395
2004	2,503	2004	3,490
2005	863	2005	5,627
2006	2,371	Beyond 2005	18,010
Beyond 2006	16,072	Indefinitely	226,660
Indefinitely	216,708		
Total	**247,213**	**Total**	**273,140**

9 Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft consists of 27,000,000 shares of no par value.

The Annual Stockholders' Meetings in 2000 and 2001, respectively, approved the purchase by OMV Aktiengesellschaft of 70,000 own shares with an acquisition cost of EUR 6,478,671 and of 26,000 own shares with an acquisition cost of EUR 2,729,256 in mid-2001, in connection with stock option plans (see Note 28). The book value of the 96,000 shares as of December 31, 2001 was EUR 9,036 thousand (2000: EUR 5,775 thousand); this is reported as a separate item.

The Annual Stockholders' Meeting 2001 authorized the Executive Board to increase the capital stock by up to EUR 58,160,000 by issuing up to eight million shares against cash or contribution in kind, subject to the partial or complete exclusion of subscription rights (authorized capital). This authorization was conferred for a maximum period of five years.

The **revenue reserves** include the net income and losses of the fully and equity consolidated affiliates, valued according to the form of consolidation.

Untaxed reserves are included in the revenue reserves which amount to EUR 101,777 thousand (2000: EUR 127,523 thousand).

*The **unappropriated income** of the Group corresponds to that of the parent company, OMV Aktiengesellschaft.*

10 Provisions for severance payments and pensions

a) Provisions for severance payments

The discount rate applied to the provisions for severance payments is 3.5%. The increase in the statutory early retirement age resulted in an improvement in earnings of EUR 2,811 thousand in 2000, while the adoption of the new mortality tables[1] resulted in a reduction of charge of EUR 75 thousand.

b) Provisions for pensions

The basis of calculation of the provision for the indexed pension commitments to OMV Aktiengesellschaft pensioners was changed to new mortality tables[1] in 1999; at the same time the discount rate applied was raised from 3.5% to 4%. In 2000 the changeover to the new mortality tables and the adjustment of the discount rate from 3.5% to 4% (in the case of indexed commitments) was extended to the entire Group. There is now a uniform discount rate of 4% for indexed pension commitments. In 2000 use of the new tables and the changed discount rate resulted in a charge of EUR 10,544 thousand. The raising of the early retirement age in Austria in 2000 resulted in a reduction of charges against income of EUR 414 thousand.

The indexed pension commitments to active employees at OMV Aktiengesellschaft have been transferred to an external pension fund run by APK-Pensionskasse AG. Because of this, OMV Aktiengesellschaft no longer makes any pension provisions for active employees. In the year under review, employees' pension entitlements amounting to a Group-wide total of some EUR 10,053 thousand (2000: EUR 103,524 thousand) were transferred to the APK-Pensionskasse AG. In the case of a group of non-indexed pension commitments to retired employees of Agrolinz Melamin GmbH a discount rate of 6% is applied.

[1] in Austria AVÖ 1999-P

11 Other provisions

EUR 1,000		2001		2000
	< 1 year	> 1 year	< 1 year	> 1 year
Compulsory crude inventories	–	42,048	–	38,039
Decommissioning, restoration and environmental costs	8,952	998	4,754	5,707
Personnel provisions (including jubilee payments)	49,586	136,399	115,905	69,357
Accrued additions to fixed assets and other trade payables	17,893	–	21,782	–
Other	53,685	36,112	72,925	28,030
Total	**130,116**	**215,557**	**215,366**	**141,133**

Obligations arising from existing personnel reduction programs are reported under "Other liabilities" if the amount and timing are known. That part of the obligations in question to which uncertainties attach remains under "Personnel provisions".

The personnel provisions include EUR 22,207 thousand in funding shortfalls in respect of defined benefit pension plan commitments transferred to the pension fund.

In 2000 provision for ongoing personnel reduction programs included EUR 2,762 thousand for 65 employees of Agrolinz Melamin GmbH; this remained unchanged in the year under review. Completion of this program is scheduled for 2002.

12 Liabilities

EUR 1,000					2001
		whereof maturity			
	Total	< 1 year	> 1 < 5 years	> 5 years	Collaterals
Long-term special financing	1,016	–	762	254	–
Amounts due to banks	604,971	205,394	253,246	146,331	50,112
Payments received on account	4,481	2,891	1,590	–	–
Accounts payable from trade	621,793	616,684	5,105	4	–
Accounts payable to affiliated companies	1,427	1,427	–	–	–
[whereof financing and cash pooling]	[–]	[–]	[–]	[–]	[–]
Accounts payable to associated companies	45,742	41,714	4,028	–	–
Other liabilities	531,051	366,044	165,007	–	–
Total	**1,810,481**	**1,234,154**	**429,738**	**146,589**	**50,112**

EUR 1,000					2000
		whereof maturity			
	Total	< 1 year	> 1 < 5 years	> 5 years	Collaterals
Long-term special financing	478,401	37,469	358,464	82,468	–
Amounts due to banks	731,250	394,801	193,042	143,407	50,112
Payments received on account	3,294	3,108	186	–	–
Accounts payable from trade	687,501	686,955	546	–	–
Accounts payable to affiliated companies	3,508	2,067	1,441	–	–
[whereof financing and cash pooling]	[1,445]	[4]	[1,441]	[–]	[–]
Accounts payable to associated companies	15,686	11,356	4,330	–	–
Other liabilities	492,604	344,259	148,345	–	–
Total	**2,412,244**	**1,480,015**	**706,354**	**225,875**	**50,112**

The advance tariff payments to finance the Trans-Austria-Gasleitung (TAG) gas pipeline expansion project are now recognized as deferred income (see Note 14). E&P special project financing to the extent of EUR 153,119 thousand have in 2001 been reclassified to amounts due to banks and EUR 14,386 thousand to other liabilities. Long-term special financings now include only interest-bearing loane to non-banks.

Few of the Group's credit arrangements contain financial covenants, including but not limited to, adjusted equity ratios, cash flow from operations net of interest expense and income and EBITDA (Earnings before interest, tax, deprecation and amortization). As of December 31, 2001 the Group has been as in the past in full compliance with all its debt covenants.

Loan financing (largely unsecured) and long-term special financing have the following maturities:

EUR 1,000	2001	2000
Short-term loan financing	123,357	342,685
Short-term component of long-term loan and special financing	82,037	89,585
Total short term	**205,394**	**432,270**

Long-term loan and special financing repayment schedule:

2002	82,037
2003	84,825
2004	42,191
2005	41,261
2006	85,731
2007 and subsequent years	146,585
Total from 2003 onwards	**400,593**

Breakdown of special financing, and amounts due to banks, by currency and interest rate:

EUR 1,000	2001		2000	
		Weighted average interest rate		Weighted average interest rate
Long-term debt rates				
Fixed rates:				
EUR	162,671	4.88%	495,514	4.30%
USD[1]	–	–	14,386	0.00%
CHF	–	–	–	–
JPY	–	–	–	–
Total	**162,671**		**509,900**	

[1] In 2000 this related partly to interest-free repayments under an exploration and production sharing agreement (EPSA) in Libya.

EUR 1,000	2001		2000	
(cont'd)		Weighted average interest rate		Weighted average interest rate
Variable rates:				
EUR	111,617	3.30%	153,940	4.61%
USD	126,482	5.50%	153,511	7.02%
AUD	30,092	4.51%	31,008	6.48%
GBP	1,558	5.50%	1,632	6.50%
CHF	–	–	8,084	3.80%
MYR	4,910	4.34%	4,651	4.56%
KCS	45,301	5.18%	–	–
JPY	–	–	4,240	0.85%
Total	**319,960**		**357,066**	
Short-term debt rates				
EUR	70,545	3.82%	279,680	5.21%
BGN	7,299	8.90%	20,457	6.48%
KCS	25,677	4.88%	12,190	5.52%
USD	8,625	2.01%	10,019	6.84%
SKK	4,983	9.31%	8,360	10.77%
CHF	–	–	6,032	3.88%
HUF	4,735	10.62%	4,167	11.50%
MYR	1,493	4.50%	1,442	4.60%
AUD	–	–	338	12.13%
GBP	–	–	–	–
Total	**123,357**		**342,685**	

As of December 31, 2001 OMV had unused credit lines of EUR 141.68 million (2000: EUR 130.81 million); in both years all of these were short-term.

Quantifiable obligations arising from personnel reduction plans in past periods are now reported under Other liabilities (see Note 11). As of the end of 2001 these liabilities amounted to EUR 177,321 thousand (2000: EUR 157,932 thousand). The short-term component of thereof includes EUR 212,843 thousand in tax liabilities (2000: EUR 224,280 thousand) and EUR 5,894 thousand in social security contributions payables (2000: EUR 6,362 thousand). Expenses of EUR 148,513 thousand (2000: EUR 147,674 thousand) falling due after balance sheet date are also shown under "Other liabilities".

13 Accrued decommissioning and restoration costs

EUR 1,000	2001		2000	
	< 1 year	> 1 year	< 1 year	> 1 year
Wells and other E & P facilities	–	219,431	–	200,767
Other	–	2,884	964	20,598
Total	–	**222,315**	**964**	**221,365**

The obligations that are material for the Group were for the first time shown as a separate item in 2000 (see Note 2 g).

14 Deferred income

As from 2001, this item includes the advance tariff payments to finance the Hungária-Austria-Gasleitung (HAG) gas pipeline project, amounting to EUR 21,659 thousand (2000: EUR 28,157 thousand), as well as EUR 376,210 thousand in advance tariff payments to fund the Trans-Austria-Gasleitung gas pipeline expansion project. As of December 31, 2000 EUR 310,896 thousand in financing for the TAG project were still reported under "Long-term special financing".

"Deferred income" also includes EUR 14,891 thousand (2000: EUR 43,698 thousand) in building subsidies received.

Notes. Notes to the annual financial statements

15 Other operating income

EUR 1,000	2001	2000
Other operating income	**85,860**	**86,372**
[whereof gains on the disposal and write-up of fixed assets, excluding financial assets]	[8,224]	[22,890]
[whereof income from the release of provisions]	[3,797]	[24,723]
[whereof exchange gains arising from operating activities]	[16,445]	[15,994]

16 Other operating expenses

EUR 1,000	2001	2000
Other operating income	**133,776**	**235,846**
[whereof exchange losses arising from operating activities]	[9,153]	[10,799]
[whereof losses on the disposal of fixed assets, excluding financial assets]	[4,587]	[11,310]

"Other operating expenses" include material one-time and change in accounting estimates effects. During the year under review personnel reduction expenses of EUR 34,970 thousand (2000: EUR 54,980 thousand) and additional allocations to cover funding shortfalls in respect of obligations under defined benefit pension plans transferred to a pension fund in an amount of EUR 23,210 thousand were recognized under this item (EUR 22,207 thousand are included in "Other provisions"). Among the items carried under "Other operating expenses" in 2000 were EUR 65,460 thousand in expenses arising from restructuring projects, EUR 44,870 thousand in expenses related to the increase in the retirement age and a contribution of EUR 10,900 to the forced laborers' fund.

17 Income from equity interests

EUR 1,000	2001	2000
Income from equity interests – affiliated companies	1,940	754
Income from investments – others	5,840	4,144
Income from associated companies	11,813	11,839
Total	**19,593**	**16,737**

18 Expenses arising from financial assets and securities held as current assets

Expenses arising from investments in affiliated companies were EUR 53 thousand (2000: EUR 335 thousand), of which EUR 33 thousand related to write-offs of equity interests to the lower going concern value. Depreciation on other financial assets amounted to EUR 3,601 thousand (2000: EUR 887 thousand). This item also includes expenses arising from equity consolidated companies in an amount of EUR 13,775 thousand (2000: EUR 5,908 thousand) of which EUR 9,427 thousand related to Borealis A/S.

19 Interest and similar expenses

The interest component of provisions for employee benefit plans reported in the financial result amounted to EUR 34,848 thousand (2000: EUR 38,333 thousand).

20 Taxes on income

The **income tax burden** during the current period and the pretax earnings determining the effective tax rate were as follows:

EUR 1,000	2001	2000
Income from ordinary activities:		
Austria	394,163	213,504
Foreign	175,544	239,232
Total	**569,707**	**452,736**
Income taxes:		
Austria	59,364	100,127
Foreign	94,988	72,224
Deferred taxes	33,705	(42,177)
Total – expenses	**188,057**	**130,174**

Notes. Notes to the annual financial statements

The **effective tax rate** represents the ratio of income tax expense – to the extent that it is attributable to income from ordinary activities – to income from ordinary activities. The resultant tax rate is compared with the Austrian standard corporate income tax rate of 34%, and the major differences shown, in the following table:

Taxes on income in %	**2001**	**2000**
Austrian corporate income tax rate	**34.0**	**34.0**
Tax effect of:		
Foreign tax rate differential	4.9	3.3
Nondeductible expenses	1.4	1.1
Nontaxable income	(7.8)	(7.1)
Investment allowance	–	(1.8)
Lapsed tax-loss carry forwards	0.2	1.3
PRT and PRRT (see Note 2 h)	1.6	0.7
Change in valuation allowance for deferred taxes	(1.5)	(2.2)
Other	0.2	(0.5)
Effective income tax rate as per ACC	**33.0**	**28.8**

OMV Aktiengesellschaft has tax pooling arrangements with some of its subsidiaries. The integrated tax group comprises all the main subsidiaries in Austria, except for Agrolinz Melamin GmbH and Polyfelt GmbH. The system enables OMV Aktiengesellschaft to offset its taxable income against any losses made by subsidiaries. Profits transferred from domestic subsidiaries are exempt from taxation. Dividends from foreign investments in which there is a holding of 25% or more are also tax exempt at parent company level.

21

Supplementary information on the income statement

Personnel expenses

EUR 1,000	**2001**	**2000**
Wages and salaries	318,719	333,741
Cost of defined benefit plans	84,579	160,720
Cost of defined contribution plans (pension fund contributions)	7,766	16,830
Cost of other staff benefits	73,452	75,954
Total	**484,516**	**587,245**

The change in the basis of valuation associated with the changeover to new mortality tables (see Note 10) led to a reduction in charge of EUR 1,343 thousand in 2000.

The total remuneration of 43 executive board members and chief executive officers (2000: 39) amounted to EUR 10,633 thousand (2000: EUR 7,345 thousand). Payments to former members of the Executive Board, and chief executive officers of affiliated companies and their surviving dependants amounted to EUR 2,630 thousand (2000: EUR 4,758 thousand). Members of supervisory boards and boards of directors received a total of EUR 268 thousand for their activities (2000: EUR 350 thousand).

Average number of employees

Employees of pro rata consolidated companies in 2000 are included in proportion to the equity holding.

	2001		**2000**	
	Total	[whereof pro rata consolidated companies]	Total	[whereof pro rata consolidated companies]
Salaried staff	3,248	[–]	3,369	[101]
Non-salaried staff	2,457	[–]	2,549	[10]
Average payroll	**5,705**	**[–]**	**5,918**	**[111]**

Expenses for severance payments and pensions

The breakdown of expenses for severance payments and pensions was as follows:

EUR 1,000	2001		2000	
	Severance payments	Pensions	Severance payments	Pensions
Executive Board and directors	536	1,211	1,057	(136)
Senior executives	605	2,518	428	145
Other employees	17,174	70,301	12,941	163,115
Total	**18,315**	**74,030**	**14,426**	**163,124**

In 2000 there was a reduction in charge for severance payments of EUR 2,886 thousand (see Note 10 a).

Funding shortfalls in respect of defined benefit pension commitments transferred to the pension fund resulted in additional expenses for pension EUR 23,207 thousand in 2001. In 2000 changes in the valuation of provisions for pensions (see Note 10 b) resulted in expenses of EUR 10,130 thousand. The impact of the change in the early retirement age on the other personnel provisions led to a one-time charge against income of EUR 43,913 thousand in 2000. In 2000 expenses for pensions also included an allocation of EUR 65,464 thousand to restructuring projects.

Depreciation and amortization

EUR 1,000	2001	2000
Goodwill amortization	4,995	5,610
Scheduled depreciation	311,115	300,887
Unscheduled depreciation	17,735	13,566
Total	**333,845**	**320,063**

Supplementary information on the financial position

22

Statement of cash flows

Cash and cash equivalents include cash balances, bank accounts and highly liquid short-term investments with low realization risk, i. e. negligible short-term exchange and interest risks. The maximum maturity for such investments is three months.

EUR 1,000	2001	2000
Cash paid in:		
Interest cost	84,960	79,037
Taxes on income	158,408	154,741

Receivables from disposals of fixed assets not falling due until after balance sheet date increased proceeds from the sale of fixed assets by EUR 7,339 thousand in 2001, while in 2000 they reduced such proceeds by EUR 17,822 thousand.

From a Group perspective, the transfer of pension obligations to an external pension fund was primarily a financial decision, and it is therefore reported under "Net cash provided by financing activities".

The "Group cash pooling" item comprises short-term financing of non-consolidated Group companies.

The change from pro rata to equity consolidation of two joint venture companies (see Note 4) was cash flow neutral. Account was taken of this in the statement of cash flows for 2001.

Notes. Supplementary information on the financial position

The following table summarizes the effects of the above factors:

EUR 1,000	**2001**
Effect on:	
Net cash provided by operating activities	(54,219)
Net cash used in investing activities	68,723
Net cash used in financing activities	(31,477)
Cash outflow	(16,973)

23

Contingent liabilities

The following contingent liabilities existed at year end:

EUR 1,000	**2001**	**2000**
Sureties	841	944
[whereof to affiliated companies]	[–]	[197]
Guaranties	45,702	8,106
[whereof to affiliated companies]	[11,248]	[–]
Notes payable	187	175
Other	7,308	2,830
Total	**54,038**	**12,055**
[whereof to affiliated companies]	[11,248]	[197]

24

Other commitments and contingencies

OMV makes provisions for litigation which is likely to result in obligations. Management is of the opinion that litigation, to the extent not covered by provisions or insurance, will not materially affect the Group's financial position. The production facilities or properties of all Group companies are subject to a variety of environmental protection laws and regulations in the countries where they operate. Provisions are made for probable obligations arising from environmental protection measures. Management believes that compliance with current legislation and regulations, and future more stringent laws and regulations, will not have a material negative impact on consolidated results in the next three years. Disposals of subsidiaries in past years (Chemie Linz GmbH and PCD Polymere GmbH) have led to the Company's assuming liability for potential environmental risks and, in the case of PCD, other liabilities. The total amount of these contingent liabilities is limited to EUR 101.74 million.

As of the balance sheet date no claims had arisen in consequence of the above disposals.

In connection with the sale of the PCD Group in 1998, call and put options which terminate in 2017 were taken out on real estate in Schwechat and Burghausen, which would lead to an exchange of real estate when exercised.

The shareholders of Ferngas Beteiligung-Aktiengesellschaft (minority interests) have an option to sell their shares to OMV Aktiengesellschaft up to 2005.

In connection with its oil trading activities, OMV issues letters of indemnity to cover the delays in the arrival of original documents establishing title which commonly occur in such transactions. Of the letters of indemnity issued in the six months prior to balance sheet date, EUR 129,400 thousand (2000: EUR 56,004 thousand) were outstanding at balance sheet date.

OMV Group buys natural gas from Germany, Norway and Russia. Under long-term contracts, some of which expire in 2008, 2012 and 2022, the Group is committed to total uptake of approximately 69 billion cbm of gas. The prices are based on certain formulas, and are periodically adjusted to movements in petroleum product prices. Imported gas is mainly resold to the Austrian regional gas distribution companies under long-term agreements of the same durations.

Notes. Supplementary information on the financial position

25
Leasing and rental agreements

OMV Group makes use of both operating and capital leases. Operating leases are used mainly to finance the use of retail station sites, IT equipment and the vehicle fleet. In 2001 such leases gave rise to expenses of EUR 26,897 thousand (2000: EUR 44,223 thousand).

In addition, the tangible assets include the following capitalized amounts for plant and machinery arising from capital leasing contracts entered into by OMV Limited (U.K.) for gas pipelines, by OMV Australia Pty Ltd. for part of its vehicle fleet and by OMV Slovensko s.r.o. for a retail station:

EUR 1,000	2001	2000
Acquisition cost	50,206	46,296
Cumulative depreciation	30,213	26,848
Book value	19,993	19,448

As of December 31, 2000, commitments under operating and capital leases were as follows:

EUR 1,000	2001	
	Operating leases	Capital leases
2002	26,651	276
2003	20,628	225
2004	18,427	216
2005	16,597	134
2006	15,949	217
2007 and subsequent years	115,646	912
Total commitment	**213,898**	**1,980**
less incidental costs and interest		420
Total net capital lease payments		**1,560**
less current capital lease commitments		201
Long-term capital lease commitments		**1,359**

26
Derivative instruments

Derivative instruments are used to manage risk resulting from changes in interest rates, currency exchange rates and commodity prices.

Commodity price risk management
OMV chiefly uses collars and put options to safeguard the earnings of the E&P segment. The Company's crude oil deliveries are mainly hedged by over-the-counter (OTC) contracts with expirations of up to 24 months. These are generally based on Brent crude. The premium paid for put options is capitalized, and amortized over the maturity of the options. The results of swaps and collars are accounted for as adjustments to sales for the same period as that in which the underlying transaction occurs.

To hedge against the price risk involved in the fixed quarterly charges paid by gas customers as opposed to floating purchase prices, OMV buys swaps of like durations, based on gas price formulas, on the OTC markets.

In the R&M segment limited use is made of derivative instruments both to stabilize earnings and to minimize exposure to price risk relating to inventories. The instruments in question are almost exclusively put options, which are used to hedge the refiner's margin – the difference between crude and bulk product prices. The premium paid for put options is capitalized, and amortized to income over the maturity of the options. Gains and losses on swaps and collars are recorded as production cost for the period in question.

Exchange traded oil futures and OTC contracts for difference are used to hedge market price risk exposure in Supply and Trading gains and losses from derivative transactions are recognized in the periods during which

the underlying transactions take place. Gains and losses on hedging transactions are written to the accounts of the R & M segment.

Collars and swaps do not require an initial investment. Settlement normally takes place at the end of the quarter. The premiums on put options are payable when the contracts are purchased. If the option is exercised, payment of the difference between the strike price and the average market price over the period in question takes place upon expiration.

The notional value of open positions as of December 31 was as follows:

EUR 1,000	2001	2000
Commodity futures	15,726	15,417
Commodity put options	202,359	637,172
Commodity collars	82,418	65,145
Commodity swaps	62,681	25,517

Foreign exchange risk management
Short dated forward EUR/USD transactions are used to hedge against the dollar risk attaching to crude oil trading and buying. The maturities are generally less than 90 days. Depending on the nature of the underlying transactions, the results of such operations are reported either as other operating income/expenses or as interest income/expenses.

In the R & M segment long-term EUR/USD exchange rate risk is not hedged, as the main petroleum products refined are quoted in USD, and movements in the dollar exchange rate are thus reflected in the euro prices of these products.

In some cases intercompany loans denominated in euro are extended to E & P subsidiaries. Forward exchange transactions are employed to hedge the EUR/USD risk. Forward exchange contracts attributable to specific transactions are treated as part of the underlying transaction. The results of the transaction are reported as income or expenses in the same period as the underlying transaction.

The following table shows the nominal values of open positions as of December 31:

EUR 1,000	2001	2000
Forward exchange contracts	—	26,751

Interest rate management
Variable rate is sometimes converted into fixed rate debt by means of interest rate swaps. The spread between the swap and the loan is accounted for as an adjustment of interest expense. As of December 31, 2001 and 2000 there were no open contracts.

Credit risk management
Counterparty credit risk is assessed and monitored on a uniform Group-wide basis. Contracts involving financial instruments are only entered into with counterparties with prime credit ratings. In the interests of risk diversification, financial agreements are always concluded with a number of banks.

27

Fair value of financial items

Estimates of fair value at balance sheet date, discussed below, are normally based on the market information available.

The fair value of securities held as fixed assets, and of securities and investments held as current assets is calculated on the basis of quoted market prices. In the event that there is no quoted price, the determination of a fair value is impracticable.

Notes. Supplementary information on the financial position

The book values of the balance sheet items "Accounts receivable and other assets" and "Cash in hand, checks and cash at bank" are reasonable estimates of their fair values, as the assets in question generally have maturities of less than one year.

The fair value of financial liabilities was estimated by discounting future cash flows applying the interest rates for similar liabilities with like maturities prevailing at balance sheet date.

Because of their generally short maturities, the book value of the liabilities carried under "Other liabilities" is effectively the same as their fair value.

The fair value attributed to derivative financial instruments reflects the amounts that OMV would pay or receive if the positions were closed at balance sheet date, and thus the current unrealized gains and losses on open positions. Quotations from banks or appropriate pricing models have been used to estimate the fair value of financial instruments at balance sheet date.

Due to the fact that the "Other" contingent liabilities relate to transactions closely tailored to individual requirements, estimation of their fair value is not feasible.

EUR 1,000		2001		2000
	Book value	Estimated fair value	Book value	Estimated fair value
Balance sheet item:				
Securities held as fixed assets	**366,258**	–	**207,940**	–
Fair value estimation feasible	362,338	379,503	180,951	184,775
Not feasible	3,920	–	26,989	–
Accounts receivable and other assets	**1,020,013**	–	**1,111,634**	–
Book value (excluding put options) approximates to fair value	1,009,887	1,009,887	1,100,760	1,100,760
Put options	10,126	25,055	10,874	24,090
Securities and investments	**39,987**	–	**49,300**	–
Fair value estimation feasible	36,762	36,762	28,716	28,716
Not feasible	3,225	–	20,584	–
Cash in hand, checks, and cash at bank	**189,142**	–	**121,964**	–
Other provisions – forward exchange contracts	–	–	**5,374**	**5,374**
Financial liabilities	**605,987**	–	**1,209,651**	–
Fixed rates	162,672	165,485	509,900	508,501
Variable rates	443,315	443,315	699,751	699,751
Other liabilities	**1,204,494**	**1,204,032**	**1,202,593**	**1,202,593**
Off balance sheet:				
Commodity risk management				
Futures	–	–	–	17
Collars	–	7,238	–	973
Swaps	–	(3,246)	–	(876)

28

Stock option plan

As in 2000, the Annual Stockholders' Meeting of May 23, 2001 approved a long-term incentive plan for the Executive Board and certain senior executives of the Group. Under such value related plans the beneficiaries in question are granted options to acquire OMV stock on condition that certain targets are met.

Notes. Supplementary information on the financial position

Main conditions	2001 stock option plan	2000 stock option plan
Duration	1. 7. 2001 – 30. 6. 2006	1. 7. 2000 – 30. 6. 2005
Holding period	1. 7. 2001 – 30. 6. 2003	1. 7. 2000 – 30. 6. 2002
Exercise period (see capture 4 below)	1. 7. 2003 – 30. 6. 2006	1. 7. 2002 – 30. 6. 2005
Exercise price	EUR 103.92	EUR 91.43
Number of options per own share held	10	10
Eligibility conditions:		
Own investment, Executive Board	420 shares	477 shares
Own investment, senior executives	140 shares	159 shares
Number of options granted		
Executive Board members:		
Peyrer-Heimstätt	4,200	4,770
Roiss	4,200	4,770
Ruttenstorfer	4,200	4,770
Schenz	4,200	4,770
Total, Executive Board	16,800	19,080
Total, senior executives	25,200	34,980
Total number of options granted	42,000	54,060
Plan threshold	Share price of EUR 119.51	Share price EUR 105.14 and 15% increase in ROACE compared to 1999 [1]

[1] In the event that the ROACE fails to attain its 1999 level during the blocking period, the average amount by which the target has been undershot will be added to the target level.

Participation in both stock option plans is subject to the following terms and conditions:

1. Eligibility for participation in the 2000 and 2001 stock option plans was conditional on evidence of own investments of EUR 43,604 as of July 1 of each year in the case of Executive Board members, and of EUR 14,535 in that of the other senior executives.
2. The participants' own investment, divided by the average price of the stock in May 2000 or 2001, determines the number of shares on which the number of options issued is based; participants receive ten options per own share, calculated in this way.
3. In the event of the disposal of participants' own equity interests the option rights are forfeited. The options are not transferable and expire if not exercised.
4. Provided that the plan thresholds have been attained the options can be exercised during the 20 trading days after publication of the quarterly reports (exercise window). Evidence of participants' own investment in the Company must be furnished when exercising an option. Participants in the 2001 plan will immediately receive the corresponding number of shares upon notification of their intention to exercise their options. The exercise price is due within 14 days of notice of exercise. Under the 2000 plan the options may be exercised by acquiring the optioned shares, by requesting payment of the difference between the current share price and the exercise price in cash, or by requesting payment in the form of shares.

Valuation of the options is according to the Black-Scholes model.

Assuming that the conditions are fulfilled during the exercise period, the fair market value of the stock option plans is as follows:

	2001 stock option plan		2000 stock option plan	
	July 1, 2001	Dec. 31, 2001	July 1, 2000	Dec. 31, 2001
Total market value (EUR 1,000)	743	533	1,080	834
Calculation variables:				
Market price of the stock in EUR	102.2	94.12	90.6	94.12
Risk-free interest rate	5.25%	4.5%	5%	4.5%
Term of the options (incl. blocking period)	5 years	4.5 years	5 years	3.5 years
Average dividend yield	4%	4%	4%	4.3%
Stock price volatility	21%	25%	28%	25%

Segment reporting

29 Business operations and key markets

The OMV Group is divided into four operating segments: Exploration and Production (E&P), Gas, Refining and Marketing (R&M), and Chemicals and Plastics (C&P). Group management, financing activities and certain service functions are concentrated in the Corporate and Other (Co&O) segment. Group segment reporting is in accordance with the principles of SFAS 131.

Fundamental business decisions are made by the Executive Board of OMV. The business segments are independently managed, as each represents a strategic unit, with different products and markets.

The **E&P** activities are mainly focused on Albania, Austria, Australia/New Zealand, Iran, Ireland, Libya, Pakistan, Sudan, Vietnam, Yemen and the UK.

The **R&M** segment operates two refineries, and has strong positions in the retail and commercial businesses its main markets – Austria, and Central and Eastern Europe.

The **Gas** segment has a strong position in gas transmission via Austria, in gas imports to it, and in gas storage. The Company is the sole operator of transit gas pipelines in Austria. In 2001 the activities of the Gas segment of OMV Aktiengesellschaft were spun-off into a separate company.

The **C&P** segment is a leading melamine and fertilizer producer. The segment's 25% stake in Borealis A/S gives it a strong foothold in the polyolefin business. The Polyfelt Group, which produces plastics (geotextiles), has been added to the Chemicals segment to form Chemicals and Plastics (C&P).

OMV's business is subject to the differing economic, regulatory and political conditions prevailing in the countries where it operates.

The key measure of the operating performance used is earnings before interest and tax (EBIT). In compiling the segment results, business activities with similar characteristics have been aggregated. Inter-group sales and cost allocations of the parent company are recognized in accordance with internal OMV policies. Management takes the view that the transfer prices of goods and services exchanged between segments correspond to market prices. The income effects of business transactions not attributable to operating segments are recognized in the results of the Co&O segment.

Notes. Segment reporting

30 Industry segment information

EUR million							Industry segment
		E&P	R&M	Gas	C&P	Co&O	Total
Sales of segment [1]	2001	765.37	5,579.82	1,438.17	439.70	80.90	8,303.96
	2000	954.03	5,625.29	1,242.55	426.89	10.05	8,258.81
less: intra-group sales	2001	(476.68)	(1.54)	(16.69)	(0.39)	(72.28)	(567.58)
	2000	(698.60)	(51.72)	(50.14)	(1.40)	(2.48)	(804.34)
Net sales to customers	2001	288.69	5,578.28	1,421.48	439.31	8.62	7,736.38
	2000	255.43	5,573.57	1,192.41	425.49	7.57	7,454.47
EBIT [2]	2001	272.97	223.09	110.54	48.74	(45.69)	609.65
	2000	319.54	79.21	104.97	35.47	(48.70)	490.49
Identifiable assets	2001	969.70	2,454.28	822.90	859.75	664.91	5,771.54
	2000	906.69	2,487.95	846.72	862.00	730.46	5,833.82
Capital expenditure [3]	2001	132.31	190.63	69.09	38.00	21.87	451.90
	2000	85.99	276.73	90.69	35.81	180.03	669.25
Depreciation	2001	116.14	130.78	48.75	29.18	9.00	333.85
	2000	103.14	122.44	60.89	26.06	7.53	320.06

[1] sales excluding petroleum excise tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year
[3] not identical to additions to fixed assets; the differences result mainly from additions to securities and changes in the consolidated Group

Income from associated companies (see Note 17) is accounted for by R&M at EUR 1,118 thousand (2000: EUR 984 thousand) and the Gas segment at EUR 10,695 thousand (2000: EUR 423 thousand). The C&P segment reports no income from associated companies (2000: EUR 10,431 thousand).

31 Geographical segment information

EUR million								Geographical segment
		Austria	Germany	Other EU [3]	Central and Eastern Europe	Rest of Europe	Rest of the world	Total
Sales by destination [1]	2001	4,473.72	862.21	668.23	1,406.74	191.06	134.42	7,736.38
	2000	4,117.11	971.18	724.61	1,195.80	263.65	182.12	7,454.47
EBIT [2]	2001	355.36	88.66	45.90	16.84	(0.33)	103.22	609.65
	2000	224.43	58.41	70.29	5.68	5.06	126.62	490.49
Intangible assets and tangible assets	2001	1,641.38	331.74	333.34	383.37	0.37	363.85	3,054.05
	2000	1,734.44	309.98	313.28	334.74	0.35	369.09	3,061.88

[1] sales excluding petroleum excise tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year
[3] excluding Germany

Vienna, March 6, 2002

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Helmut Langanger

Auditors' opinion

We hereby grant the Group financial statements of OMV Aktiengesellschaft, Vienna for the year ended December 31, 2001, pages 16 to 17 and 32 to 71, the following unqualified audit opinion:

"After due examination, we certify that the accounting records and the consolidated financial statements comply with the legal regulations. The Group financial statements give a true and fair view of the Group's assets, liabilities, financial position and profitability, and are in accordance with generally accepted accounting principles. The Directors' Report is consistent with the financial statements."

Vienna, March 6, 2002

Arthur Andersen
Wirtschaftsprüfungsgesellschaft m.b.H.

Michael Schober

Manfred Geritzer

Certified public accountants

Notes. Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20%

Domestic	Parent company	Equity interest in %	2001 Type of consolidation [1]
Exploration and Production			
ALTEC Umwelttechnik GmbH, Vienna	OPROT	55.56	FC
Kärntner Restmüllverwertungs GmbH, Klagenfurt	OPROT	28.50	OI
OMV (ALBANIEN) offshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (ALBANIEN) onshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (IRAN) onshore Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (IRELAND) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Exploration GmbH, Vienna	OPEX	100.00	FC
OMV Oil Production GmbH, Vienna (OILP)	OPEX	100.00	FC
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMV	100.00	FC
OMV PEX Öl und Gas Exploration Gesellschaft m.b.H., Vienna (OPEX)	OMV	100.00	FC
OMV Proterra GmbH, Vienna (OPROT)	OMV	100.00	FC
OMV (SUDAN BLOCK 5B) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (SUDAN) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (VIETNAM BLOCK 111) Exploration GmbH, Vienna	OPEX	100.00	FC
OMV (VIETNAM) Exploration GmbH i.L., Vienna	OPEX	100.00	FC
OMV (YEMEN) Exploration GmbH, Vienna	OPEX	100.00	FC
van Sickle Gesellschaft m.b.H., Neusiedl/Zaya	OMV	100.00	FC
Refining and Marketing			
Adria-Wien Pipeline Gesellschaft m.b.H., Klagenfurt	OMV	55.00	ACE①
AUSTRIA Mineralöl GmbH, Vienna (AUS)	OMV	100.00	FC
Autobahn-Betriebe Gesellschaft m.b.H., Vienna	OMV	47.19	OI
Colpack Austria Brennstoffhandel GmbH, Vienna	OMV	50.00	ACE
Erdöl-Lagergesellschaft m.b.H., Lannach	OMV	55.60	ACE①
GENOL Gesellschaft m.b.H., Vienna	OMV	29.00	OI
GENOL Gesellschaft m.b.H. & Co, Vienna	OMV	29.00	ACE
HOFER Mineralölvertrieb GmbH, Wilfersdorf	AUS	70.00	NCS
OMV – International Services Ges. m.b.H., Vienna	OMV	100.00	FC
VIVA Tankstellenbetriebs-GmbH, Vienna	OMV	100.00	NCS
WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau	OMV	79.67	FC
Gas			
AGCS Gas Clearing and Settlement AG, Vienna	OERDG	20.22	OI
AGG Gas Grid AG, Vienna	OERDG	100.00	NCS
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OERDG	51.00	ACE
Cogeneration-Kraftwerke Management Oberösterreich Gesellschaft m.b.H., Linz	COG	50.00	ACE
Cogeneration-Kraftwerke Management Steiermark Gesellschaft m.b.H., Graz	COG	33.33	ACE
ENSERV Energieservice GmbH, Linz	OOEFG	37.00	OI
ENSERV Energieservice GmbH & Co KG, Linz	OOEFG	37.00	OI
Ferngas Beteiligungs-Aktiengesellschaft, Vienna (FBET)	OEBG	68.23	FC
Gas Hub Baumgarten GmbH, Vienna	OERDG	100.00	FC
GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna	OERDG	50.00	ACE
Oberösterreichische Ferngas AG, Linz (OOEFG)	FBET	50.00	ACE
OMV Cogeneration GmbH, Vienna (COG)	OERDG	100.00	FC
OMV Erdgas GmbH, Vienna (OERDG)	OMV	100.00	FC
OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna (OEBG)	OERDG	100.00	FC
Chemicals and Plastics			
Agrolinz Melamin GmbH, Linz (AMG)	OMV	100.00	FC
Chemiepark Linz Betriebsfeuerwehr Gesellschaft m.b.H., Linz	AMG	47.98	OI
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H., Linz	AMG	100.00	NCS
POLYFELT Gesellschaft m.b.H., Linz (PFG)	OMV	100.00	FC
Corporate and Other			
OMV Clearing und Treasury GmbH, Vienna	SNO	100.00	FC
OMV Personalservice GmbH, Vienna	SNO	100.00	NCS
OMV Service Netzwerk GmbH, Vienna (SNO)	OMV	100.00	FC

[1] Type of consolidation:

FC Full consolidation

ACE Associated companies consolidated under the equity method

ACE① Despite a majority stockholding the rights of OMV Aktiengesellschaft are subject to considerable and lasting limitations due to syndicate agreements which prevent OMV from exercising control (section 249 paragraph 1.1 of the ACC)

NCS Non-consolidated subsidiaries
Because of immateriality in terms of providing a true and fair view of the asset, financial and profit position of the Group: no consolidation (section 249 paragraph 2 of the ACC)

OI Other investments at acquisition cost – not consolidated
Because of immateriality in terms of providing a true and fair view of the asset, financial and profit position of the Group: no equity consolidation (section 263 paragraph 2 of the ACC)

The companies not fully consolidated mainly operate at a low level or are marketing companies, whereby the aggregate sales of these companies are below 2% of Group sales.

Notes. List of investments

Non-domestic **2001**

	Parent company	Equity interest in %	Type of consolidation [1]
Exploration and Production			
OMV AUSTRALIA PTY LTD., Perth (OAUST)	OMV	100.00	FC
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMV	100.00	FC
OMV OF LIBYA LIMITED, Douglas	OMV	100.00	FC
OMV Petroleum Pty Ltd., Perth	OAUST	100.00	FC
OMV (U.K.) Limited, London	OMV	100.00	FC
Repsol Inco AG, Zug	OILP	30.00	OI
Repsol Oil Operations AG, Zug	OILP	30.00	OI
Refining and Marketing			
Abu Dhabi Petroleum Investments LLC, Abu Dhabi	OMV	25.00	OI
CRODUX proizvodno, trgovacko i usluzno d.o.o., Zagreb	ISTRA	100.00	ACE
DUNATAR Köolajtermék Jároló és Kereskedelmi Kft., Budapest	OHUN	48.28	OI
Istrabenz holdinska druzba, d.d., Koper (ISTR)	OMV	25.00	OI
OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia	OMV	100.00	FC
OMV Česká republika, s.r.o., Prague (OTCH)	OMV	100.00	FC
OMV Deutschland GmbH, Burghausen	OMV	100.00	FC
OMV Fuels v.o.s. i.L., Bratislava	OSLO	30.00	
	SLOTS	70.00	NCS
OMV Hungária Asványolaj Kft., Budapest (OHUN)	OMV	85.00	
	OTCH	15.00	FC
OMV ISTRABENZ d.o.o., Umag (ISTRA)	OSLOM	100.00	ACE
OMV ISTRABENZ trgovina z nafto in naftnimi derivati, d.o.o., Koper (ISTRAB)	OSLOM	90.00	ACE
OMV Italia S.r.l., Bozen	OSLOM	100.00	ACE
OMV – JUGOSLAVIJA d.o.o., Belgrad	OMV	100.00	NCS
OMV Slovensko, s.r.o., Bratislava (OSLO)	OMV	100.00	FC
OMV Slovensko Cerpacie stanice, spol. s.r.o. i.L., Bratislava (SLOTS)	OSLO	100.00	NCS
OMV Supply & Trading AG, Zug	OMV	100.00	FC
OMV Szolgàltatàsok Kft., Budapest	OHUN	100.00	NCS
OMV TRADING SERVICES LIMITED, London	OMV	100.00	NCS
Routex B.V., Amsterdam	OMV	26.67	OI
SC OMV Romania Mineraloel s.r.l., Bucharest	OMV	100.00	FC
OMV ISTRABENZ Holding Company Plc., Koper (OSLOM)	OMV	50.00	
	ISTR	50.00	ACE
Gas			
ADRIA LNG STUDY COMPANY LIMITED, Valletta	OERDG	20.40	OI
Ferngas Bohemia s.r.o., Ceske Budejovice	OOEFG	100.00	OI
OMV Cogeneration d.o.o., Beograd	COG	100.00	NCS
Chemicals and Plastics			
Agrokémia Békéscsaba Kft., Békéscsaba	ALMAG	100.00	NCS
Agrokémia Dombóvár Kft., Dombóvár	ALMAG	100.00	NCS
Agrokémia Szolnok Kft., Szolnok	ALMAG	82.20	NCS
Agrokémiai Kft., Beled	ALMAG	76.70	NCS
Agrolinz Ceské Budéjovice s.r.o., Budweis	AMG	100.00	NCS
Agrolinz Inc., Memphis	AMG	100.00	NCS
Agrolinz Magyarorszag Kft., Budapest (ALMAG)	AMG	100.00	NCS
Agrolinz Melamin Deutschland GmbH, Lutherstadt Wittenberg	AMG	75.00	FC
Agrolinz Melamin Italia S.r.l., Castellanza	AMG	100.00	FC
Agrolinz Slovakia s.r.o., Chotin	AMG	100.00	NCS
BIDIM Geosynthetics S.A., Bezons (BIDIM)	PFG	100.00	FC
Borealis A/S, Lyngby	IOB	50.00	ACE
Commodity Trading International Ltd., Hamilton, Bermuda	PFG	50.00	OI
IOB Holdings A/S, Kopenhagen (IOB)	OMV	50.00	ACE
POLYFELT Deutschland GmbH, Dietzenbach	PFG	100.00	NCS
Polyfelt Geosynthetics Brasil Ltd. i.L., Sao Paolo	PFG	94.24	
	PFE	5.76	NCS
Polyfelt Geosynthetics Iberia S.L., Madrid (PFE)	PFG	95.00	
	BIDIM	5.00	NCS
Polyfelt Geosynthetics Italia S.r.l., Lazzate	PFG	100.00	NCS
Polyfelt Geosynthetics Pte. Ltd., Singapore	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Schweiz) AG, Zurich	PFG	100.00	NCS
Polyfelt Geosynthetics Sdn. Bhd., Kuala Lumpur/Shah Alam	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Thailand) Ltd., Bangkok	PFG	49.00	OI
Polyfelt Geosynthetics (UK) Ltd., Telford	PFG	100.00	NCS
Polyfelt Asia Sdn. Bhd., Kuala Lumpur/Shah Alam (PFMAL)	PFG	100.00	FC
Corporate and Other			
Amical Insurance Limited, Douglas	OMV	100.00	FC

ARTHUR ANDERSEN

We have audited the reconciliation statements of consolidated net income for the years ended December 31, 2001 and 2000 and stockholders' equity as of December 31, 2001 and 2000, set out on page 75 of the notes to the Group's annual financial statements. These statements reconcile consolidated net income for the year and stockholders' equity as determined in accordance with generally accepted accounting principles in Austria and as reported in the audited consolidated accounts of the OMV Group, to net income for the year and stockholders' equity as determined in conformity with accounting principles generally accepted in the United States and the accounting policies set out in Notes 32 to 42.

We have also audited the supplementary US GAAP disclosures presented in Notes 43 to 50 which provide of the information, additional to that disclosed in the audited consolidated accounts, that are required by US GAAP. These supplementary US GAAP disclosures should be read in conjunction with the audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Austria.

Respective responsibilities of directors and auditors
The company's directors are responsible for the preparation of the financial statements and the related reconciliations on page 75 and supplementary US GAAP disclosures set out in Notes 32 to 50. In particular, the directors should select suitable accounting policies and apply them consistently and make judgements and estimates that are reasonable and prudent. The directors are also responsible for ensuring that the company keeps proper accounting records and for safeguarding the assets of the company.

It is our responsibility as auditors to form an independent opinion, based on our audit, on the related reconciliations set out on page 75 and supplementary US GAAP disclosures set out in Notes 32 to 50 and to report our opinion.

Basis of opinion
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on page 75 and in Notes 32 to 50. An audit also includes assessing the accounting principles applied and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the reconciliation statements of consolidated net income for the years ended December 31, 2001 and 2000 and stockholders' equity as of December 31, 2001 and 2000, set out on page 75 and in Notes 32 to 50 of the Group's Annual Report, present fairly in all material respects the reconciliations of consolidated net income for the year and stockholders' equity, as shown in the audited consolidated financial statements and determined in accordance with accounting principles generally accepted in Austria, to net income for the year and stockholders' equity as determined in accordance with accounting principles generally accepted in the United States.

Further, in our opinion, the supplementary disclosures set out in Notes 43 to 50 in respect of the years ended December 31, 2001 and 2000, present fairly such information, additional to that disclosed in the audited consolidated financial statements of the OMV Group set out on pages 42 to 73 and determined in accordance with accounting principles generally accepted in Austria, required by US GAAP.

Vienna, March 6, 2002

Arthur Andersen
Wirtschaftsprüfungsgesellschaft m.b.H.

Michael Schober   Manfred Geritzer

Certified public accountants

US GAAP. Reconciliation of net income and stockholders' equity

Net income

in 1,000 EUR	2001	2000	Note
Net income according to ACC	381,650	322,562	
Income attributable to minority interests	(2,452)	(1,448)	
Net income after minority interests	**379,198**	**321,114**	
Depreciation of fixed assets (other than E & P assets)	(38,523)	(40,334)	32
Depreciation of fixed assets in E & P	11,212	2,674	33
Sale and leaseback transactions	2,142	2,143	34
Treasury stock – reversal of valuation	(532)	704	9
Purchase of associates	919	1,016	35
Pensions, severance payments and jubilee payments	34,033	2,974	36, 44
Restructuring programs	(23,151)	74,945	37
Other provisions	5,985	(2,123)	38
Foreign currency translation and transactions	78	1,839	39
Securities	2,200	766	40
Derivative instruments	18,173	16,635	41
Difference from change in accounting principles, plant upgrades	(1,238)	(11,894)	48
Deferred taxes	(1,990)	(11,524)	42
Net income according to US GAAP	**388,506**	**358,935**	
Calculation of other comprehensive income (net of tax):			43
Foreign currency translation adjustments	15,315	(3,620)	
Minimum pension obligation adjustment	(68,697)	(11,367)	
Unrealized gains on securities	9,799	(8,735)	47
less reclassification adjustments	1,247	(757)	
Other comprehensive income	**(42,336)**	**(24,479)**	
Comprehensive income	**346,170**	**334,455**	

Stockholders' equity

in 1,000 EUR	2001	2000	Note
Stockholders' equity according to ACC	2,248,406	1,967,724	
Minority interests	(24,483)	(23,077)	
Stockholders' equity after minority interests	**2,223,923**	**1,944,647**	
Depreciation of fixed assets (other than E & P assets)	157,174	195,697	32
Fixed assets in E & P: Scheduled depreciation	99,646	86,078	33
Impairment	(136,843)	(129,608)	
Gross up	89,260	84,551	
Treasury stock	(9,036)	(5,775)	
Sale and leaseback transactions	(1,074)	(3,216)	34
Purchase of associates	(12,959)	(13,838)	35
Pensions, severance payments and jubilee payments	(130,208)	(60,154)	36, 44
Restructuring programs	51,794	74,945	37
Other provisions	59,829	53,901	38
Foreign currency translation and transactions	2,039	2,588	39
Securities	16,992	(1,940)	40
Derivative instruments	18,921	0	41
Difference from change in accounting principles, plant upgrades	779	2,017	48
Deferred taxes	(85,722)	(113,023)	42
Stockholders' equity according to US GAAP	**2,344,515**	**2,116,870**	

US GAAP. Notes to the reconciliation

Earnings per share (EPS)	Income 2001 1,000 EUR	Number of shares 2001	EPS 2001 EUR	EPS 2000 EUR
Basic EPS according to ACC	379,198	26,917,000	14.09	
Diluted EPS according to ACC	379,198	26,918,889	14.09	
Net income according to US GAAP	388,506			
Accounting Change	(13,330)			
Basic EPS according to US GAAP	375,176	26,917,000	13.94	13.31
Diluted EPS according to US GAAP	375,176	26,918,889	13.94	13.31

Options to purchase 42,000 common shares (2000: 54,060 common shares) within the stock option plans at EUR 103.92 per share (2000: at EUR 91.43 per share) were outstanding and were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares.

Notes to the reconciliation

32
Depreciation of fixed assets (other than E & P assets)

In the past the depreciation lives of certain processing units, which had been set up according to a conservative approach, were prolonged on the basis of expert technical opinions. This extension of service lives has been accounted for prospectively under ACC; i.e. the net book value of the assets concerned is depreciated over the new estimated remaining life. By contrast, under US GAAP the change in useful economic lives has been accounted for retrospectively.

33
Depreciation of fixed assets in E & P

The accounting treatment under ACC is disclosed in Note 2 a). Except as noted below, the approach taken is consistent with US GAAP.

Under US GAAP, all capitalized exploration and development costs, and support equipment are depreciated on a unit-of-production basis, based on proved reserves. At year end an impairment test is performed on a field-by-field basis, by comparing estimated undiscounted future net revenues before taxes (based on management's best estimate of future costs and prices) with the net book value of oil and gas assets. Where this indicates a decrease in value, the writedown is calculated as the difference between estimated discounted future net revenues before taxes and the net book value of oil and gas assets.

US GAAP requires a deferred tax liability to be recognized as the difference between the fair value of oil and gas properties acquired and their corresponding tax basis. Since goodwill is generally not recognized upon the acquisition of oil and gas properties this results in an increase in the purchase price attributed to oil and gas properties. ACC does not require a similar procedure.

34
Sale and leaseback transactions

In 1988 OMV Deutschland GmbH entered into sale and leaseback transactions in respect of tank farms. Under ACC the gains on these transactions were recognized when the agreements were signed and subsequent lease payments were charged to the income statement as incurred. As these agreements represent financing transactions under US GAAP gains on disposals have been eliminated from the proceeds. In 1998 the repurchase option for the last outstanding agreement was exercised. At balance sheet date no sale and leaseback agreement was open, although there was an adjustment amount arising from the repurchase. This is being depreciated over three-and-a-half years.

US GAAP. Notes to the reconciliation

35 Purchase of associates

Under ACC acquisitions of companies or interests therein are recognized at the time of the transfer of control, whereas under US GAAP recognition is at the effective date of closure of the transaction. When OMV acquired its interest in Borealis A/S the gap between the date of the acquisition and initial consolidation resulted in differences in goodwill as accounted for on an ACC and US GAAP basis. The difference is being amortized over the useful economic life of the asset which is 15 years.

36 Severance payments, pensions and jubilee payments

The Group provides for pension obligations, severance and jubilee payments according to actuarial principles, using the standard entry age method. US GAAP requires use of the projected unit credit method. Under ACC the interest element of the pension charge is carried under interest expenses whereas under US GAAP it is reported under operating expenses.

37 Restructuring programs

Under ACC the Group forms provisions for voluntary modifications to employees' remuneration agreements, and voluntary or involuntary terminations, if it is probable that these will result in expenses and the amounts can be reasonably estimated.

Under US GAAP voluntary modifications to employees' remuneration arrangements are recorded when the employees concerned accept the Company's offer. Provisions for involuntary terminations are recorded if a detailed plan, which has been approved by management, is communicated to the employees prior to balance sheet date.

38 Other provisions

Under ACC the cost of future decommissioning and restoration of wells and related above-ground equipment is accrued on a straight-line basis and reported under a separate liability item. The accrual period corresponds to the depreciation period for the asset in question. Under US GAAP future restoration costs are accrued on a unit-of-production basis.

OMV also has an obligation to maintain a strategic crude oil and petroleum products reserve in Austria. The size of this reserve is based on the volumes of crude oil and petroleum products imported in the past. Under ACC, OMV provides for the resultant future storage costs as of balance sheet date. Under US GAAP these storage costs do not qualify as a loss contingency and therefore are not recorded as liabilities at balance sheet date.

39 Foreign currency translation and transactions

Under ACC, individual capitalized monetary items denominated in foreign currencies are translated into the reporting currency using the higher of the transaction rate and the period end closing rate, in the case of liabilities, or the lower of the two in the case of assets. As a result unrealized exchange gains are not recognized. Under US GAAP monetary assets and liabilities are recorded at period end rates. Any resulting unrealized gain or loss is recognized in the income statement.

40 Securities

In the ACC consolidated financial statements, debt and equity securities are accounted for at the lower of cost or market. The investment in the Hungarian oil and gas company MOL (a 10% interest) is recorded at cost. Under US GAAP these securities are classified as "available for sale". Temporary changes in fair value are excluded from income and carried under stockholders' equity. Other than temporary impairments are recognized in the income statement.

41 Derivative instruments

Under ACC, provision is made for unrealized losses on derivative transactions not qualifying for hedge accounting. Unrealized gains are not recognized.

Until 2000 the US GAAP rules for hedge accounting were more restrictive than those of ACC, and this led to a reconciliation of EUR 16,635 thousand in the consolidated financial statements for 1999; no deduction was made in 2000.

The OMV Group adopted SFAS 133 with effect from January 1, 2001. For the purposes of identifying embedded derivatives only contracts entered into or substantively modified since January 1, 1999 were considered.

SFAS 133 requires all derivatives and embedded derivatives to be recorded at fair value and establishes detailed rules for hedge accounting. OMV Group has no plans at present to adopt hedge accounting under SFAS 133. Accordingly, all derivatives were marked to market through income which resulted in an adjustment of 18,173 thousand EUR.

EUR 1,000	Accounting change US GAAP	Impact on US GAAP net income 2001
Derivative instruments as of 31.12.2000 – carrying amount	10,874	–
Cumulative catch-up from first time application SFAS 133/138	13,330	13,330
Fair value as of January 1, 2001	24,204	–
Fair value adjustment – profit on ordinary activities	4,843	4,843
Fair value equals carrying value as of December 31, 2001	29,047	18,173

42

Deferred taxes

The reconciliation of net income and stockholders' equity in respect of deferred taxes relates only to the tax effects of the other US GAAP adjustments.

The deferred taxes relating to the corresponding balance sheet items (see Notes 8 and 45) are shown both for ACC and for US GAAP without netting off deferred tax assets and liabilities. In the balance sheet deferred tax assets and liabilities are netted off, in accordance with ACC. Under US GAAP netting is only permissible in respect of taxable items within the same tax jurisdiction and where the timing corresponds.

Supplementary US GAAP disclosures

43

Other comprehensive income

The following table sets out the disclosures required under US GAAP not included in the net income reconciliation:

EUR 1,000	2001			2000		
	Gross	Taxes	Net	Gross	Taxes	Net
Foreign currency translation adjustments	15,315	0	15,315	(3,620)	0	(3,620)
Minimum pension liability adjustment	(104,087)	35,390	(68,697)	(17,223)	5,856	(11,367)
Unrealized gains (losses) on securities	14,844	(5,045)	9,799	(13,235)	4,500	(8,735)
less reclassification adjustments	1,890	(643)	1,247	(1,147)	390	(757)
Other comprehensive income	**(72,038)**	**29,702**	**(42,336)**	**(35,225)**	**10,746**	**(24,479)**

The breakdown of accumulated other comprehensive income is as follows:

EUR 1,000	Dec. 31, 2001	Changes in 2001	Dec. 31, 2000	Changes in 2000	Jan. 1, 2000
Foreign currency translation adjustments	20,289	15,315	4,974	(3,620)	8,594
Minimum pension liability adjustment	(80,064)	(68,697)	(11,367)	(11,367)	0
Unrealized gains (losses) on securities	7,115	11,046	(3,931)	(9,492)	5,561
Accumulated other comprehensive income	**(52,660)**	**(42,336)**	**(10,324)**	**(24,479)**	**14,155**

44
Severance payments, pensions and jubilee payments

Severance payments
Employees of Austrian companies are entitled to receive severance payments upon termination of their employment or reaching normal retirement age. The entitlements depend on years of service and final compensation levels. Although these obligations are partly funded for tax reasons, the related debt securities and fund shares do not qualify as plan assets under US GAAP. Agrolinz Melamin Italia S.r.l. operates defined contribution plans for severance payments. The payments are due upon termination of employment.

Pensions
There are defined benefit plans for 26% of the workforce and defined contribution plans for 50%. The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years. Although the Group has purchased debt securities to meet part of the obligations under the defined benefit plans, these assets do not qualify as plan assets under US GAAP. These pension plans are non-contributory.

In the case of the defined contribution plans the reported expense corresponds to the contributions payable for the period.

Jubilee payments
In certain industries employees in Austria and Germany are entitled to jubilee payments after completion of a given number of years of service. These plans are non-contributory and unfunded.

The following table shows the **status of the main defined benefit plans:**

EUR 1,000	**2001**	**2000**
Projected benefit obligation as of January 1	1,271,728	1,270,031
Translation differences	0	67
Accrued benefit obligation	14,747	10,318
Interest cost	70,637	57,628
Cost of special termination benefits	46,644	104,590
Benefits paid	(108,014)	(148,627)
Actuarial gain (loss) for the period	130,537	(22,279)
Projected benefit obligation at year end	**1,426,279**	**1,271,728**

Change in plan assets:		
Plan assets as of January 1	323,678	214,947
Actual return on plan assets	(39,098)	9,154
Benefits paid	(8,134)	(8,458)
Employer's contributions	12,311	108,035
Plan assets at year end	**288,757**	**323,678**

Status of financing	1,137,522	948,051
Unrecognized gain from plan amendments	0	16,355
Unrecognized transition obligation	0	(24,735)
Unrealized actuarial gain (loss) on PBO [1]	(80,299)	60,452
Unrealized actuarial gain (loss) on plan assets	(66,652)	(3,743)
Provision according to US GAAP before AML [2]	**990,571**	**996,380**
Intangible assets	0	18,789
Adjustment of minimum pension liability	121,310	17,223
Provision according to US GAAP after AML [2]	**1,111,881**	**1,032,392**

[1] Projected benefit obligation
[2] Additional minimum liability

The status of the **projected obligation at balance sheet date** was as follows:

EUR 1,000	2001	2000
Accumulated obligation	**1,321,508**	**1,196,444**
Future salary increases	104,771	75,284
Projected obligation	**1,426,279**	**1,271,728**

The projected obligation includes special termination benefits expenses of EUR 195,918 thousand (2000: 177,905 thousand).

The projected benefit obligation was calculated on the basis of a discount rate of 5% (2000: 6%) and a long-term rate of increase in remuneration of 3.85% (2000: 3.85%) was assumed.

The unrecognized transitional obligation determined as of January 1, 1987 is being amortized on a straight-line basis over a 15-year period. The unrealized gain, which relates to amendments to the retirement pension plan at OMV Aktiengesellschaft in 1992 and 1993, is recognized on a straight-line basis over the average remaining years of service of those employees active at the date of amendment.

Periodic pension cost under US GAAP (including the periodic cost of severance and jubilee payments):

EUR 1,000	2001	2000
Accrued benefit obligation	14,747	10,318
Interest cost	70,637	57,629
Projected interest on plan assets	(24,557)	(9,154)
Recognized gains from plan amendments	(16,356)	(16,356)
Recognized transition obligations	24,735	24,735
Recognized actuarial losses	(9,471)	(15,326)
Cost of settlements and special termination benefits	46,644	104,590
Net pension cost	**106,379**	**156,436**
Defined contribution plans	7,766	16,636
Total net periodic pension cost	**114,145**	**173,072**

The "Cost of settlements and special termination benefits" item chiefly relates to the voluntary personnel reduction plans operated by OMV Aktiengesellschaft and Agrolinz Melamin GmbH.

The average remaining service of active employees with entitlements to defined benefits under the retirement pension plans of OMV Aktiengesellschaft (58% of the Group's total projected benefit obligation) was nine years at the balance sheet date. For all other plans the average remaining service period was estimated at 15 years as of December 31, 2001.

45 Taxes on income

Deferred tax assets after reconciliation with US GAAP comprise:

EUR 1,000	2001	[whereof short term]	2000	[whereof short term]
Intangible fixed assets	12	[–]	14	[–]
Tangible fixed assets	6,307	[–]	9,501	[–]
Financial assets	30,213	[–]	29,732	[–]
Deferred PRT asset	19,731	[–]	18,001	[–]
Inventories	39,326	[39,326]	64,989	[64,989]
Accounts receivable and other assets	2,135	[2,135]	1,811	[1,811]
Provisions for pensions and severance payments	75,940	[–]	55,969	[–]
Other provisions	55,665	[4,969]	65,669	[6,622]
Liabilities	491	[491]	1,069	[579]
Other deferred taxes	17,056	[162]	6,320	[572]
Tax loss carry forward	85,107	[3,092]	94,120	[1,524]
Total (before valuation allowance)	**331,983**	**[50,175]**	**347,195**	**[76,097]**

Deferred tax liabilities after reconciliation with US GAAP comprise:

EUR 1,000	2001	[whereof short term]	2000	[whereof short term]
Intangible fixed assets	45	[–]	–	[–]
Tangible fixed assets	164,212	[–]	184,132	[–]
Financial assets	8,432	[5,836]	4,068	[1,300]
Corporation tax on deferred PRT assets	6,991	[–]	5,400	[–]
Inventories	–	[–]	122	[122]
Accounts receivable and other assets	17,945	[17,945]	14,563	[14,563]
Untaxed reserves	21,937	[–]	20,226	[–]
Reversal of other provisions	20,416	[8]	18,908	[582]
Liabilities	48	[–]	920	[720]
Other	26,350	[663]	4,886	[–]
Total	**266,376**	**[24,452]**	**253,225**	**[17,287]**

As of December 31, 2000 and 2001, there was no difference between the valuation allowances under US GAAP and ACC.

The reconciliation of the effective income tax rate on an ACC basis with US GAAP is as follows:

in %	2001	2000
Effective income tax rate under ACC (see Note 20)	**33.0**	**28.8**
Tax effect of US GAAP adjustments	(0.3)	(0.6)
Effective income tax rate under US GAAP	**32.7**	**28.2**

46

Pro rata consolidation

In 2001 no use was made of the right under ACC to elect for pro rata consolidation (see Note 4), meaning that no difference from US GAAP arises from this possibility. Under ACC pro rata consolidation may be used for joint ventures. Under US GAAP equity holdings of 50% or less have to be accounted for by the equity method. The shares of net income and of stockholders' equity are identical to those yielded by the equity method, but the mode of presentation results in differences in some items of the accounts. In 2000 the influence on the consolidated accounts of the use of pro rata consolidation was as follows:

EUR 1,000	2000
Statement of income:	
Sales	(1,683)
Earnings before interest and tax	8,245
Balance sheet:	
Fixed assets	75,862
Current assets	49,719
Prepaid expenses and deferred charges	1,246
Provisions	14,614
Current liabilities	6,294
Noncurrent liabilities	45,861
Deferred income	41,839
Statement of cash flows:	
Net cash provided by operating activities	14,388
Net cash used in investing activities	(9,590)
Net cash provided by financing activities	11,139
Cash and cash equivalents	21,172

47 Unrealized gains on securities

Under ACC other investments are reported under financial assets, and securities and equity interests under financial assets or current assets.

EUR 1,000	2001	2000
Other investments	183,614	237,731
Financial assets (securities)	182,644	207,940
Securities and investments	39,987	49,300
Total	**406,245**	**494,971**

The classification of the carrying amounts and fair values of these securities under SFAS 115 is as follows:

EUR 1,000	2001		2000	
	Carrying value	Fair value	Carrying value	Fair value
Available for sale	206,450	207,764	209,667	213,491
Other [1]	199,795	215,647	285,304	279,540
Total	**406,245**	**423,411**	**494,971**	**493,031**

[1] "Other" includes carrying values of EUR 16,181 thousand (2000: EUR 114,139 thousand) for which no fair values were no readily determinable.

The Group classified none of its securities as held-to-maturity or trading securities. Under US GAAP available-for-sale securities are reported at fair market value, and gains and losses from changes in market value are excluded from income until realized, but are accounted for as an adjustment to stockholders' equity.

The book value, gross unrealized gains and losses, and the fair market value by class of available-for-sale security are as follows:

EUR 1,000					December 31, 2001
	Book value as presented in the consolidated statements	Reversal of impairment and amortization of premium	Unrealized gains	Unrealized losses	Fair value
Mutual funds	163,089	6,218	753	(6,199)	163,861
Austrian government bonds	21,849	–	465	–	22,314
Corporate bonds	2,472	–	1	–	2,473
Foreign bonds	19,040	–	76	–	19,116
Total	**206,450**	**6,218**	**1,295**	**(6,199)**	**207,764**

EUR 1,000					December 31, 2000
Mutual funds	166,902	2,268	3,639	(2,254)	170,555
Austrian government bonds	25,748	1,748	54	(1,748)	25,802
Corporate bonds	17,017	–	117	–	17,134
Total	**209,667**	**4,016**	**3,810**	**(4,002)**	**213,491**

The maturities of available-for-sale securities (excluding equity securities and mutual funds) as of December 31, 2001 were as follows:

EUR 1,000	2001	
	Book value	Fair value
Between 1 and 5 years	40,899	41,441

The mutual fund securities have an average maturity of approximately 4.5 years. The proceeds from the sale of available-for-sale securities in the year under review were EUR 30,739 thousand (December 31, 2000: EUR 68,587 thousand). Under US GAAP there were no gross realized gains in 2001 (2000: EUR 23,008 thousand). The gross realized losses for 2001 EUR 30,894 thousand (2000: EUR 36,336 thousand). Gross realized gains and losses are calculated using the average cost method.

48
Change in the reporting of the cost of comprehensive plant upgrades

Due to the change in the treatment of the cost of comprehensive upgrading of large-scale plants made in 1999 (change from the provision to the component depreciation method – see Note 2 a) under US GAAP a cumulative catch-up adjustment was made for the capitalization of plant turnarounds which had already taken place by the time of the changeover; this was not permissible under ACC. The resultant increased depreciation as compared to ACC amounted to EUR 1,238 thousand in 2001 (2000: EUR 11,894 thousand). Depreciation of EUR 779 thousand is anticipated for the next two years.

49
Differences in allocations of items in the statement of income and in the statement of cash flows

The payments made to transfer the provision for retirement pensions to APK-Pensionskasse AG, an external pension fund, were reported in the consolidated statement of cash flows as net cash provided by financing activities. Under the requirements of US GAAP these cash flows would be carried as "Net cash provided by operating activities". In the ACC financial statements the interest component of the pension provisions is reported as interest expense (see Note 19), while under US GAAP it would be necessary to report it under EBIT.

Under US GAAP the cumulative effects of accounting changes must be disclosed as a separate item, immediately ahead of net income. The definition of extraordinary income and expenses is considerably broader under ACC than under US GAAP. The latter two issues did not result in any need for different classifications.

50
New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, APB Opinion 16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS 141 requires that upon adoption of SFAS 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

Under SFAS 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion 18, "The Equity Method of Accounting for Investments in Common Stock". Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time.

Had the Company applied SFAS 142 on January 1, 2001, the Company would not have recorded amortization of 5,531 TEUR related to goodwill and indefinite lived assets. The Company adopted SFAS 142 on January 1, 2002 and will recognize a cumulative effect adjustment in 2002 US GAAP net income of EUR 18,404 thousand related to negative goodwill that existed as of January 1, 2002.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures.

SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

The Company will adopt SFAS 143 on January 1, 2003, while the OMV has not quantified the impact of this statement, it is expected to have a material impact on the financial position and results of operations.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively.

The Company will adopt SFAS 144 as of January 1, 2002 and has determined that the adoption will not have a material impact on its results of operations, financial position or cash flows.

51 Supplementary oil and gas disclosures (unaudited)

The following tables provide supplemental information in accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities". The geographical analysis is presented by area and not by individual country to better reflect how management analyses the business. These geographical areas consist of the following countries:

Rest of Europe: United Kingdom, Ireland (since 2001), Albania, Bulgaria (sold in 1999)
Africa: Libya, Sudan, Tunisia
Rest of the world: Australia/New Zealand, Iran (since 2001), Yemen (since 2001), Pakistan, Vietnam

a) Capitalized costs

Capitalized costs represent the sum of capitalized proved and unproved property costs, including support equipment and facilities, plus the accumulated depreciation.

EUR 1,000					**2001**
	Austria	Rest of Europe	Africa	Rest of the world	Total
Unproved oil and gas properties	—	7,842	—	72,157	79,999
Proved oil and gas properties	688,682	769,061	547,780	113,312	2,118,835
	688,682	**776,903**	**547,780**	**185,469**	**2,198,834**
Accumulated depreciation	(560,595)	(506,782)	(309,294)	(79,245)	(1,455,916)
Net capitalized costs	**128,087**	**270,121**	**238,486**	**106,224**	**742,918**

US GAAP: Supplementary oil and gas disclosures (unaudited)

EUR 1,000 (cont'd)	Austria	Rest of Europe	Africa	Rest of the world	Total 2000
Unproved oil and gas properties	—	2,068	1,391	66,227	69,686
Proved oil and gas properties	658,503	695,101	504,366	101,879	1,959,849
	658,503	**697,169**	**505,757**	**168,106**	**2,029,535**
Accumulated depreciation	(538,326)	(449,469)	(269,216)	(58,242)	(1,315,253)
Net capitalized costs	**120,177**	**247,700**	**236,541**	**109,864**	**714,282**

					1999
Unproved oil and gas properties	—	2,066	4,711	72,114	78,891
Proved oil and gas properties	631,787	619,974	472,072	96,984	1,820,817
	631,787	**622,040**	**476,783**	**169,098**	**1,899,708**
Accumulated depreciation	(512,760)	(384,982)	(229,434)	(57,081)	(1,184,257)
Net capitalized costs	**119,027**	**237,058**	**247,349**	**112,017**	**715,451**

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities:

EUR 1,000	Austria	Rest of Europe	Africa	Rest of the world	Total 2001
Acquisition of proved properties	—	—	—	—	—
Acquisition of unproved properties	—	—	—	174	174
Decommissioning costs	3,740	—	—	—	3,740
Exploration costs	19,014	15,830	20,384	17,296	72,524
Development	31,315	40,473	30,329	29,509	131,626
Costs incurred	**54,069**	**56,303**	**50,713**	**46,979**	**208,064**

					2000
Acquisition of proved properties	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	—
Decommissioning costs	5,424	—	—	159	5,583
Exploration costs	12,429	10,500	6,769	18,687	48,385
Development	25,574	23,393	11,749	18,126	78,842
Costs incurred	**43,427**	**33,893**	**18,518**	**36,972**	**132,810**

					1999
Acquisition of proved properties	—	—	—	44,051	44,051
Acquisition of unproved properties	—	—	—	45,466	45,466
Decommissioning costs	12,529	—	—	—	12,529
Exploration costs net of property sale [1]	12,963	2,951	12,058	11,723	39,695
Development	19,714	24,673	13,771	6,258	64,416
Costs incurred	**45,206**	**27,624**	**25,829**	**107,498**	**206,157**

[1] Exploration costs are shown net of sales proceeds of EUR 1.4 million in 1999.

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. Royalties not taken in kind of EUR 49.2 million (2000: EUR 40.3 million, 1999: EUR 27.1 million) have been included in production costs. The results of oil and gas activities should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs and other costs. Income tax is hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carry forwards.

US GAAP. Supplementary oil and gas disclosures (unaudited)

EUR 1,000	Austria	Rest of Europe	Africa	Rest of the world	Total 2001
Sales to unaffiliated parties	–	112,013	2,526	23,712	138,251
Intercompany sales and sales to affiliated parties	327,714	–	223,116	(46)	550,784
Loss from asset sales [1]	–	–	–	(1,924)	(1,924)
	327,714	**112,013**	**225,642**	**21,742**	**687,111**
Production costs	(113,991)	(28,810)	(41,474)	(18,267)	(202,542)
Exploration expenses	(13,964)	(15,710)	(16,897)	(16,178)	(62,749)
Depreciation and non-scheduled depreciation [2]	(29,008)	(31,740)	(27,270)	(22,630)	(110,648)
	(156,963)	**(76,260)**	**(85,641)**	**(57,075)**	**(375,939)**
Results before income tax	**170,751**	**35,753**	**140,001**	**(35,333)**	**311,172**
Income tax [3]	(58,055)	(7,877)	(49,243)	–	(115,175)
Results from oil and gas properties	**112,696**	**27,876**	**90,758**	**(35,333)**	**195,997**
Storage fee [4]	30,300	–	–	–	30,300

EUR 1,000					2000
Sales to unaffiliated parties	–	134,630	13,556	29,446	177,632
Intercompany sales and sales to affiliated parties	325,885	–	196,252	–	522,137
Other revenues	–	–	102	(63)	39
	325,885	**134,630**	**209,910**	**29,383**	**699,808**
Production costs	(105,938)	(24,513)	(42,417)	(17,243)	(190,111)
Exploration expenses	(8,304)	(10,235)	(4,532)	(18,482)	(41,553)
Depreciation and non-scheduled depreciation	(24,633)	(36,974)	(29,252)	(6,194)	(97,053)
	(138,875)	**(71,722)**	**(76,201)**	**(41,919)**	**(328,717)**
Results before income tax	**187,010**	**62,908**	**133,709**	**(12,536)**	**371,091**
Income tax [3]	(63,584)	(8,586)	(45,487)	–	(117,657)
Results from oil and gas properties	**123,426**	**54,322**	**88,222**	**(12,536)**	**253,434**
Storage fee [4]	19,622	–	–	–	19,622

EUR 1,000					1999
Sales to unaffiliated parties	–	64,311	8,621	6,547	79,479
Intercompany sales and sales to affiliated parties	186,446	–	103,691	–	290,137
Other revenues	–	–	–	–	–
	186,446	**64,311**	**112,312**	**6,547**	**369,616**
Production costs	(95,728)	(17,713)	(39,276)	(2,864)	(155,581)
Exploration expenses [5]	(9,028)	(2,951)	(7,601)	(9,877)	(29,457)
Depreciation and non-scheduled depreciation	(21,502)	(29,219)	(21,545)	(1,422)	(73,688)
	(126,258)	**(49,883)**	**(68,422)**	**(14,163)**	**(258,726)**
Results before income tax	**60,188**	**14,428**	**43,890**	**(7,616)**	**110,890**
Income tax [3]	(19,862)	(2,602)	(14,194)	1,988	(34,670)
Results from oil and gas properties	**40,326**	**11,826**	**29,696**	**(5,628)**	**76,220**
Storage fee [4]	19,622	–	–	–	19,622

[1] The loss from asset sales was the net result of a farm-out of a 40%-share in a gas field in Australia.
[2] The "Rest of the world"-caption contains write-offs of about EUR 17 million made in Australia.
[3] Income tax in the "Rest of Europe" includes PRT which arises from the net cash flow of several producing fields in the UK. Income tax in "Africa" includes amounts payable under a TPC system for certain OMV interests in Libya.
[4] Intersegment rental fee before taxes received from the Gas segment for providing cushion gas to gas storage reservoirs. As a result of the spin-off of the Gas business in 2001 this fee had to be recalculated.
[5] Exploration expenses are shown net of sales proceeds of EUR 1.4 million in 1999.

d) Oil and gas reserve quantities

Proved reserves are the estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

mn bbl					Crude oil and NGL
	Austria	Rest of Europe	Africa	Rest of the world	Total
Proved developed and undeveloped reserves as of January 1, 1999	**60.8**	**38.9**	**88.1**	**—**	**187.8**
Revisions of previous estimates	6.3	1.0	0.4	—	7.7
Purchases	—	—	—	4.7	4.7
Extensions and discoveries	1.9	1.5	—	—	3.4
Production	(7.0)	(4.4)	(7.5)	(0.3)	(19.2)
Proved developed and undeveloped reserves as of December 31, 1999	**62.0**	**37.0**	**81.0**	**4.4**	**184.4**
Revisions of previous estimates	10.4	(0.3)	4.4	—	14.5
Disposals	—	(0.3)	—	(0.9)	(1.2)
Extensions and discoveries	0.2	—	0.2	—	0.4
Production	(7.0)	(4.4)	(7.8)	(0.8)	(20.0)
Proved developed and undeveloped reserves as of December 31, 2000	**65.6**	**32.0**	**77.8**	**2.7**	**178.1**
Revisions of previous estimates	5.3	0.3	1.4	0.3	7.3
Purchases (disposals)	—	—	—	—	—
Extensions and discoveries	0.7	0.2	6.3	0.2	7.4
Production	(7.0)	(4.1)	(8.0)	(0.7)	(19.8)
Proved developed and undeveloped reserves as of December 31, 2001	**64.6**	**28.4**	**77.5**	**2.5**	**173.0**
Proved developed reserves:					
as of December 31, 1999	49.3	22.1	70.0	3.8	145.2
as of December 31, 2000	55.4	19.9	74.1	2.2	151.6
as of December 31, 2001	54.6	21.7	68.5	1.9	146.7

bcf				Natural gas
	Austria	Rest of Europe	Rest of the world	Total
Proved developed and undeveloped reserves as of January 1, 1999 [1]	**639.4**	**51.2**	**56.6**	**747.2**
Revisions of previous estimates	46.3	8.4	—	54.7
Purchases	—	—	55.8	55.8
Extensions and discoveries	3.3	20.8	169.7	193.8
Production	(41.0)	(5.9)	(1.0)	(47.9)
Proved developed and undeveloped reserves as of December 31, 1999 [1]	**648.0**	**74.5**	**281.1**	**1,003.6**
Revisions of previous estimates	1.8	6.3	1.0	9.1
Disposals	—	(4.5)	—	(4.5)
Extensions and discoveries	1.9	—	0.5	2.4
Production	(42.3)	(5.2)	(4.0)	(51.5)

bcf (cont'd)	Austria	Rest of Europe	Rest of the world	Natural gas Total
Proved developed and undeveloped reserves as of December 31, 2000 [1]	**609.4**	**71.1**	**278.6**	**959.1**
Revisions of previous estimates	10.5	5.0	42.9	58.4
Disposals	–	–	(19.6)	(19.6)
Extensions and discoveries	8.6	0.7	49.9	59.2
Production	(43.5)	(4.9)	(3.9)	(52.3)
Proved developed and undeveloped reserves as of December 31, 2001 [1]	**585.0**	**71.9**	**347.9**	**1,004.8**
Proved developed reserves:				
as of December 31, 1999	594.5	36.4	32.4	663.3
as of December 31, 2000	562.4	33.1	31.5	627.0
as of December 31, 2001	534.3	50.4	116.5	701.2

[1] Including approximately 106 bcf of cushion gas held in storage reservoirs.

e) Standardized measure of discounted future net cash flows

The future net cash flow information is based on the assumption that the year-end economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production of year-end proved reserve quantities, including cushion gas held in storage reservoirs – assuming that the future production is sold at year-end prices. Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities – assuming year-end costs continue without consideration of inflation. Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year.

The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, amongst many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

EUR 1,000					**2001**
	Austria	Rest of Europe	Africa	Rest of the world	Total
Future cash inflows	3,203,680	731,883	1,770,597	634,127	6,340,287
Future production and decommissioning costs	(1,387,340)	(235,851)	(478,135)	(365,235)	(2,466,561)
Future development costs	(168,690)	(61,462)	(75,081)	(36,736)	(341,969)
Future net cash flows, before income taxes	**1,647,650**	**434,570**	**1,217,381**	**232,156**	**3,531,757**
Future income taxes	(546,914)	(127,514)	(246,586)	(11,848)	(932,862)
Future net cash flows, before discount	**1,100,736**	**307,056**	**970,795**	**220,308**	**2,598,895**
10% annual discount for estimated timing of cash flows	(471,654)	(79,246)	(383,600)	(133,601)	(1,068,101)
Standardized measure of discounted future net cash flows	**629,082**	**227,810**	**587,195**	**86,707**	**1,530,794**

EUR 1,000 (cont'd)	Austria	Rest of Europe	Africa	Rest of the world	2000 Total
Future cash inflows	3,599,390	905,316	2,061,116	558,387	7,124,209
Future production and decommissioning costs	(1,603,450)	(258,847)	(455,505)	(213,536)	(2,531,338)
Future development costs	(130,222)	(44,312)	(66,977)	(68,333)	(309,844)
Future net cash flows, before income taxes	**1,865,718**	**602,157**	**1,538,634**	**276,518**	**4,283,027**
Future income taxes	(578,149)	(209,057)	(267,257)	(71,159)	(1,125,622)
Future net cash flows, before discount	**1,287,569**	**393,100**	**1,271,377**	**205,359**	**3,157,405**
10% annual discount for estimated timing of cash flows	(544,521)	(125,655)	(481,919)	(103,680)	(1,255,775)
Standardized measure of discounted future net cash flows	**743,048**	**267,445**	**789,458**	**101,679**	**1,901,630**

EUR 1,000					1999
Future cash inflows	3,351,708	968,782	1,990,930	605,487	6,916,907
Future production and decommissioning costs	(1,563,661)	(305,540)	(602,876)	(192,725)	(2,664,802)
Future development costs	(128,506)	(36,210)	(40,452)	(67,024)	(272,192)
Future net cash flows, before income taxes	**1,659,541**	**627,032**	**1,347,602**	**345,738**	**3,979,913**
Future income taxes	(428,269)	(218,704)	(173,378)	(123,503)	(943,854)
Future net cash flows, before discount	**1,231,272**	**408,328**	**1,174,224**	**222,235**	**3,036,059**
10% annual discount for estimated timing of cash flows	(538,588)	(127,014)	(447,234)	(121,200)	(1,234,036)
Standardized measure of discounted future net cash flows	**692,684**	**281,314**	**726,990**	**101,035**	**1,802,023**

f) Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in the standardized measure of discounted future net cash flows:

EUR 1,000	2001	2000	1999
Beginning of year	**1,901,630**	**1,802,023**	**503,919**
Oil and gas sales and transfers produced, net of production costs	(486,492)	(510,600)	(214,735)
Net change in prices and production costs	(460,515)	88,527	1,518,640
Net change due to purchases and sales of minerals in place	(291)	—	51,634
Net change due to extensions and discoveries	46,179	—	94,417
Development and decommissioning costs incurred during the period	129,683	84,426	76,946
Changes in estimated future development and decommissioning costs	(79,136)	(60,020)	38,316
Revisions of previous reserve estimates	113,881	210,643	128,187
Accretion of discount	140,325	173,671	54,559
Net change in income taxes	180,030	(86,255)	(491,868)
Other [1]	45,500	199,215	42,008
End of year	**1,530,794**	**1,901,630**	**1,802,023**

[1] "Other" represents primarily the impact of movements in exchange rates versus the EUR.

Vienna, March 6, 2002

The Executive Board

Abbreviations and definitions.

ACC
Austrian Commercial Code

bbl, bbl/d
barrel (1 barrel equals approximately 157 liters), barrel per day

bn
billion

boe, boe/d
barrel of oil equivalent (1 cbm gas equals 0.847 kg oil, 6,000 cf gas equal 1 bbl oil), boe per day

bcf, bcm
billion standard cubic feet (60 °F/16 °C), billion cubic meter (32 °F/0 °C)

CAPEX
capital expenditure

capital employed
stockholders´ equity plus net debt and provisions for pensions, less marketable securities

cbm, cf
standard cubic meter, standard cubic feet

C & P
Chemicals and Plastics

Co & O
Corporate and Other

EBIT
earnings before interest and tax

EPS
earnings per share

equity ratio
stockholders' equity divided by balance sheet total expressed as a percentage

EU, EUR
European Union, Euro

E & P
Exploration and Production

EVA®
Economic Value Added, registered by Stern Steward & Co.

finding cost
total exploration expenses divided by changes in proved reserves (extensions, discoveries and revisions of previous estimates)

gearing ratio
net debt divided by stockholders' equity expressed as a percentage

mn
million

monomers
collective term for ethylene and propylene

net debt
bank debt less liquid funds (cash and cash equivalents)

net income
net operating profit after interest, tax and extraordinary items

NOPAT
net operating profit after tax; net income plus net interest and extraordinary items after tax

NGL
natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

payout ratio
dividend divided by earnings per share expressed as a percentage

P/CF
price-cash flow ratio; share price divided by cash flow per share

P/E
price-earnings ratio; share price divided by earnings per share

production cost
cost of material amd personnel during production excluding royalties (OPEX)

PRT, PRRT
Petroleum Revenue Tax, Petroleum Resource Rent Tax

ROfA
return on fixed assets; EBIT divided by average intangible and tangible assets expressed as a percentage

ROACE
return on average capital employed; NOPAT divided by average capital employed expressed as a percentage

ROE
return on equity; net income for the year divided by average stockholders' equity expressed as a percentage

R & M
Refining and Marketing

SEC
United States Securities and Exchange Commission

SFAS
Statement on Financial Accounting Standards

t, toe
metric ton, ton of oil equivalent

targets – mid cycle
calculation with normalized assumptions over a defined period of time

USD
US dollar

US GAAP
United States Generally Accepted Accounting Principles

WACC
weighted average cost of capital

Five-year summary.

in EUR million	2001	2000	1999	1998	1997
Sales (excluding excise petroleum tax)	7,736	7,455	5,179	4,720	6,034
Earnings before interest and tax (EBIT)	610	491	285	220	419
Income from ordinary activities	570	453	278	223	389
Taxes on income	(188)	(130)	(84)	(48)	(97)
Net income for the year	382	323	194	169	165
Intangible assets	131	116	126	98	87
Tangible assets	2,923	2,946	2,782	2,488	2,599
Financial assets	929	867	716	654	396
Fixed assets	3,983	3,929	3,624	3,240	3,082
Inventories	386	423	387	353	451
Accounts receivable and other assets	1,020	1,112	880	699	848
Cash in hand, checks and cash at bank, securities	229	171	228	319	403
Current assets	1,635	1,705	1,495	1,371	1,702
Capital stock	196	196	196	196	196
Capital reserves	418	418	418	418	418
Revenue reserves	1,485	1,209	1,013	851	768
Treasury stock	9	6	—	—	—
Minority interests	24	23	23	23	22
Unappropriated income	116	116	65	61	55
Stockholders' equity	2,248	1,968	1,715	1,549	1,459
Provisions [1]	1,052	1,120	1,070	1,673	1,809
Amounts due to bank	605	731	830	571	622
Accounts payable from trade [1]	622	688	541	260	325
Other liabilities [1]	583	993	812	663	680
Liabilities [1]	1,810	2,412	2,183	1,494	1,627
Balance sheet total	5,772	5,834	5,278	4,814	4,994
Capital expenditure	452	669	656	732	507
Depreciation	338	320	313	263	292
Additions to tangible assets	392	477	416	393	486
Depreciation of tangible assets	310	298	275	242	267
Cash flow from operating activities	786	611	338	455	582
NOPAT	410	354	232	192	290
Capital employed	3,045	2,937	2,784	2,308	2,144
in %					
Return on fixed assets (ROfA)	20	16	10	9	16
Return on average capital employed (ROACE)	14	12	9	9	14
Return on equity (ROE)	18	18	12	11	12
Stockholders' equity	39	34	33	32	29
Dividend in EUR [2]	4.30	4.30	2.40	2.25	2.03
Employees as of December 31	5,659	5,757	5,953	6,360	7,934

[1] amended comparative figures 1999

[2] base dividend of EUR 3.00 per share and bonus dividend of EUR 1.30 per share for 2000; similar proposal to the Annual General Meeting for 2001

Stockholders´ information.

Financial calendar	Dates [1]
Full year result 2001	March 7, 2002
Result January – March 2002	May 14, 2002
Annual General Meeting [2]	May 24, 2002
Dividend ex date	May 29, 2002
Dividend payment date	June 3, 2002
Result January – June 2002	August 13, 2002
Result January – September 2002	November 12, 2002
Full year result 2002	March 2003

[1] The dates shown above are provisional and subject to final confirmation.
[2] Annual General Meeting: AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, A 1220 Vienna,10.30 am

Contacts

OMV Aktiengesellschaft
Investor Relations, Brigitte H. Juen
Otto-Wagner-Platz 5, A 1090 Vienna, tel.: +43 (0)1 404 40-21622 or 21324
Fax: +43 (0)1 404 40-29496, tel. (voice mail): +43 (0)1 404 40-21600
Internet: www.omv.com, e-mail: investor.relations@omv.com

Weber Shandwick Square Mile
Claudine Cartwright, London
Tel.: +44 (0)20 7950 2862, e-mail: ccartwright@webershandwick.com

Golin Harris Ludgate
Allan Jordan, New York
Tel.: +1 212 697-9191, e-mail: ajordan@golinharris.com

Mailing service

Annual reports and interim reports in German and English
For further information please contact us or use the order form on OMV´s Investor Relations website at www.omv.com or e-mail to investor.relations@omv.com.

Stockholders' structure


18% Austria
35% ÖIAG
20% IPIC
5% Rest of the world
10% USA
12% UK

Key facts on OMV stock
27 million no par value shares, capital stock: EUR 196.29 mn
OeKB-Identification no.: 074305; ISIN: AT0000743059

Stockholder structure: ÖIAG 35%, IPIC 19.6%, free float 45.4%
Traded in Vienna, Frankfurt, Munich, and on SEAQ International
Symbols: Bloomberg (OMV AV), Reuters (OMVV.VI), US Ticker (OMVAY)

Specialist Vienna (shares and options): Raiffeisen Centrobank AG
Market Makers Vienna (shares and options): Bank Austria AG, Bank für Arbeit und Wirtschaft AG (shares only), Erste Bank AG, Timber Hill (Europe) AG (options only)

ADR information
Sponsored Level I and Rule 144A, ratio: 5 ADR equal 1 share
Depositary: Morgan Guaranty Trust, 60 Wall Street,
New York, NY 10260-0060, USA
Custodian: Creditanstalt AG, Schottengasse 6, A 1010 Vienna

Level I: Symbol: OMVKY, CUSIP#: 670875509, ISIN: US6708755094,
Rule 144A: Symbol: OMVAYP, CUSIP#: 670875301, ISIN: US6708753016

If the **OMV Group in figures 2001** booklet
is missing, please contact us:

Investor Relations, OMV Aktiengesellschaft
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 404 40-21324
Fax: +43 (0)1 404 40-29496
investor.relations@omv.com

OMV Group in figures

OMV on the move 2001.

OMV

Imprint:
OMV Aktiengesellschaft, Vienna
Design: Demner, Merlicek & Bergmann, Vienna
W & W Graphik und Design, Vienna
Printer: Offsetdruckerei Schwarzach GmbH, Schwarzach

Contacts. Adresses

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
A 1090 Vienna
Tel.: +43 (0)1 404 40-0
Fax: +43 (0)1 404 40-20091
info@omv.com

Agrolinz České Budějovice s.r.o.
Nemanická ul. 14/440
CZ 37168 České Budějovice
Tel.: +420 38 722-1613
Fax: +420 38 722-1640
agrolinz@agrolinz.cz

Agrolinz Magyarország Kft.
Peterdy u. 15, H 1071 Budapest
Tel.: +36 1 479 59 20
Fax: +36 1 479 59 49
agrolinz@agrolinz.hu

Agrolinz Melamin GmbH
St.-Peter-Straße 25
A 4021 Linz
Tel.: +43 (0)732 6914-0
Fax: +43 (0)732 6914-3581
agrolinz.melamin@agrolinz.com

Agrolinz Melamin Italia S.r.l.
Corso Sempione 13
I 21053 Castellanza (VA)
Tel.: +39 0331 523-111
Fax: +39 0331 523-443
agrolinz.mail@agrolinz.it

BIDIM Geosynthetics S.A.
9, rue Marcel Paul BP 80
F 95873 Bezons Cedex
Tel.: +33 1 34 23 53-80
Fax: +33 1 34 23 53-70
michel.haudrechy@bidim.com

OMV AUSTRALIA PTY LTD.
Level 29, St. Martins Tower
44 St Georges Terrace
Perth WA 6000, AUSTRALIA
Tel.: +61 8 9223-5000
Fax: +61 8 9223-5004
wolfgang.zimmer@omv.com.au

OMV Bulgaria EOOD
Einmanngesellschaft mbH
1, Sofiiski Geroi Str.
PRIMA BUSINESS CENTRE, Office 7
BG 1612 Sofia
Tel.: +359 2 932 97-0
Fax: +359 2 932 97-13
omvbg@bitex.com

OMV Česká republika s.r.o.
Budějovická 3, CZ 140 21 Praha 4
Tel.: +420 2 613 92-111
Fax: +420 2 612 12-107
info@omv.cz

OMV Cogeneration GmbH
Gerasdorfer Straße 151
A 1210 Vienna
Tel.: +43 (0)1 404 40-23070
Fax: +43 (0)1 404 40-29975
cogeneration@omv.com

OMV Deutschland GmbH
Haiminger Straße 1
D 84489 Burghausen
Tel.: +49 8677 960-255
Fax: +49 8677 960-265
omvd@omvd.de

OMV Erdgas GmbH
Gerasdorfer Straße 151
A 1210 Vienna
Tel.: +43 (0)1 404 40-23644
Fax: +43 (0)1 404 40-623644
erdgas@omv.com

OMV Hungária Kft.
Róbert Károly krt. 64–66
H 1134 Budapest
Tel.: +36 1 452 7100
Fax: +36 1 452 7102
Info@omvh.hu

OMV OF LIBYA LIMITED
Dhat El Imad Buildings
Tower No. 5, Floor 10
P.O.Box 91867, Tripoli, LIBYA
Tel.: +218 21 335 03 71
Fax: +218 21 335 03 70
businessunit.libya@omv-ly.com

OMV (PAKISTAN) Exploration
Gesellschaft m.b.H.
7th Floor, UBL Building
Jinnah Avenue, Pplot 2, F-6/1
P.O.Box 2653
Islamabad, PAKISTAN
Tel.: +92 51 227 3621-31
Fax: +92 51 227 3643-44
postmaster@omv.com.pk

OMV Proterra GmbH
Gerasdorfer Straße 151, A 1210 Vienna
Tel.: +43 (0)1 404 40-23375
Fax: +43 (0)1 404 40-20994
proterra@omv.com

OMV Slovensko s.r.o.
Moskovská 13
SK 811 08 Bratislava
Tel.: +421 2 555 77-659
Fax: +421 2 555 74 683
peter.roth@omv.sk

OMV Supply & Trading AG
Bundesstrasse 5
CH 6300 Zug
Tel.: +41 41 712 08 55
Fax: +41 41 712 07 35
operations@omv.ch

OMV (U.K.) Limited
14 Ryder Street
London SW1Y 6QB, UK
Tel.: +44 20 7333 1600
Fax: +44 20 7333 1610
info@omv.co.uk

Polyfelt Geosynthetics Italia S.r.l.
Via Vittorio Beneto, 88
I 20020 Lazzate (MI)
Tel.: +39 02 967 290 17
Fax: +39 02 967 290 99
info@polyfelt.it

POLYFELT Gesellschaft m.b.H.
Schachermayerstraße 18
A 4021 Linz
Tel.: +43 (0)732 6983-5301
Fax: +43 (0)732 6983-5320
service@polyfelt.com

SC OMV Romania Mineraloel s.r.l.
Str. Av. Alexandru Serbanescu
nr. 85, sect. 1
RO 715231 Bucuresti
Tel.: +40 1 230 80 78
Fax: +40 1 230 80 32
omv@omvro.ro

OMV Istrabenz holdinška družba, d.d.
Ferrarska ul. 7
SLO 6000 Koper
Tel.: +386 6 663 34 44
Fax: +386 6 663 33 99
info@omvistrabenz.com

OMV

OMV Aktiengesellschaft
Otto-Wagner-Platz 5, POB 15
A 1091 Vienna
www.omv.com

OMV Group in figures


2001
OMV

OMV on the move in 2001.

OMV

Contents and Guiding principles.

Imprint: OMV Aktiengesellschaft, Investor Relations
Otto-Wagner-Platz 5, A 1090 Vienna
Design: W&W Graphik und Design, Vienna
Printer: Offsetdruckerei Schwarzach, Vorarlberg

OMV Guiding principles.

- We are – at the core – an Austrian oil and gas group with integrated companies in plastics and chemicals.
- We operate worldwide and focus our activities on strengthening our position in the European market.
- We work with energy to improve man's mobility and quality of life.
- We measure the quality of our performance by the success in our businesses and for our shareholders.
- We are guided in our work by the responsibility for man, the environment, and technical advance.
- We are open to innovations and persistent in seeking and seizing opportunities.
- We strive to be, as a whole, a company of competent, reliable and efficient people.

Introduction of the Chairman.

Dear Stockholders,

OMV once again reported a significant improvement on the previous year's record set of results, fully achieving its targets. Certainly, the favorable trading environment played a part in these record results. EBIT was up by EUR 119 mn to EUR 610 mn, ROACE reached 14%, and EVA® rose by 32% to EUR 123 mn. Moreover, our stock outperformed the average of our peer group by 14%.

As our stockholders, you are entitled to an insight into our vision for the Group in five to seven years' time – particularly from a new chairman. I see OMV doubling in size during this period, by way of organic growth. Naturally, we are also prepared to take advantage of the opportunities offered by the consolidation of the Central and East European oil industry, provided that they are manageable and value accretive. Organic growth is therefore OMV's core strategy, and we intend to implement it by pushing ahead with our plans for globalization and integration. We sell all of our own products, by balancing the ratio of Refining to Marketing to 1 : 1, and produce half of the crude required ourselves.

To reach this goal, we must grow our output of hydrocarbons by an annual average of more than 10%. OMV aims to be number one in R & M in Central and Eastern Europe, with a share of more than 20% of a market of some 150 mn people and 100 mn tons of petroleum products. We want the Gas business to be a major transmission hub and a supplier for Central Europe and we want the melamine business to be one of the world leaders.

The benefits of hard work done in past years were apparent in 2001. Results like these cannot be repeated at will. If we successfully implement our strategy, the growth rate for the next three years will exceed 10% and the ROACE should be at 13% on an average. I strongly believe in OMV's potential.

Wolfgang Ruttenstorfer



Exploration and Production
Refining and Marketing
Gas
Chemicals and Plastics
OMV Aktiengesellschaft, Vienna
Exploration und Production Austria
Refinery Schwechat and domestic Marketing
100% OMV (PAKISTAN) Exploration Gesellschaft m.b.H. Vienna
100% OMV PEX Öl und Gas Exploration Gesellschaft m.b.H. Vienna
100% OMV (ALBANIEN) offshore Exploration GmbH Vienna
100% OMV (ALBANIEN) onshore Exploration GmbH Vienna
100% OMV (IRAN) onshore Exploration GmbH Vienna
100% OMV (IRELAND) Exploration GmbH Vienna
100% OMV Oil Exploration GmbH Vienna
100% OMV Oil Production GmbH Vienna
100% OMV (SUDAN BLOCK 5B) Exploration GmbH Vienna
100% OMV (SUDAN) Exploration GmbH Vienna
100% OMV (VIETNAM BLOCK 111) Exploration GmbH Vienna
100% OMV (VIETNAM) Exploration GmbH I.L. Vienna
100% OMV (YEMEN) Exploration GmbH Vienna
100% OMV Proterra GmbH Vienna
56.56% ALTEC Umwelttechnik GmbH Vienna
100% van Sickle Gesellschaft m.b.H. Neusiedl/Zaya
100% OMV AUSTRALIA PTY LTD Perth
100% OMV Petroleum Pty Ltd. Perth
100% OMV EXPLORATION & PRODUCTION LIMITED Douglas
100% OMV OF LIBYA LIMITED Douglas
100% OMV (U.K.) Limited London
100% AUSTRIA Mineralöl GmbH Vienna
100% OMV – International Services Ges.m.b.H. Vienna
100% WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH Lustenau
100% OMV Bulgarien EOOD Einmanngesellschaft mbH Sofia
100% OMV Česká republika, s.r.o. Prague
100% OMV Deutschland GmbH Burghausen
85% OMV Hungária Ásványolaj Kft. Budapest 15%
100% OMV Slovensko, s.r.o. Bratislava
100% OMV Supply & Trading AG Zug
100% SC OMV Romania Mineraloel s.r.l. Bucharest
100% OMV ISTRABENZ Holding Company Plc. Koper (at equity)
100% OMV Erdgas GmbH Vienna
100% Gas Hub Baumgarten GmbH Vienna
100% OMV Cogeneration GmbH Vienna
100% OMV Erdgas-Beteiligungsgesellschaft mbH Vienna
68.23% Ferngas Beteiligungs-Aktiengesellschaft Vienna
50% Oberösterreichische Ferngas AG Linz (at equity)
100% Agrolinz Melamin GmbH Linz
75% Agrolinz Melamin Deutschland GmbH Lutherstadt Wittenberg
100% Agrolinz Melamin Italia S.r.l. Castellanza
100% POLYFELT Gesellschaft m.b.H. Linz
100% BIDIM Geosynthetics S.A. Bezons
100% Polyfelt Geosynthetics Sdn. Bhd. Kuala Lumpur/Shah Alam
25% Borealis A/S Lyngby (at equity)
Investments in Corporate and Othe
100% OMV Service Netzwerk GmbH Vienna
100% OMV Clearing und Treasury GmbH Vienna
100% Amical Insurance Limited Douglas
This chart shows the investments which are subject to full consolidation and significant at equity investments.
Legend:
100% Subsidiary company
100% Second-tier subsidiary

The OMV Group and its objectives.

Who are we
We are not only Austria's largest listed industrial company with consolidated sales of EUR 7.74 billion (bn), we are also one of the leading oil and gas groups in Central and Eastern Europe.

We have world-wide exploration and production activities, along with highly efficient oil and gas supply systems and an extensive retail network throughout the region, which provides us with a solid marketing platform to cater for all consumer needs. Our integrated chemicals and plastics businesses produce melamine and geotextiles for the world market and plant nutrients for Central and Eastern Europe. We also have a 25% stake in the second largest European producer of polyolefins, Borealis A/S and 10% in the Hungarian oil and gas company, MOL.

What are our strengths
We have a unique geographical position along with an in-depth understanding of the Central and Eastern European markets. We concentrated on growing our core businesses; Exploration and Production and Refining and Marketing along with increasing our efficiency, which has significantly improved our market competitiveness.

We have achieved a good balance between our Refining and Marketing and we have enhanced the profitability of both refineries by maintaining a high degree of integration with basic petrochemical production.

What are our objectives
We will further strengthen our position in Central and Eastern Europe and we want to double our sales volume within the next five to seven years. We will further increase overall efficiency throughout the Group and continue to focus on cost management to maintain profitable growth.

Our financial targets over a full business cycle under normal conditions are: a ROACE of 13%, a ROfA of 16%, and a ROE of 16–18%, thus aiming to increase shareholder value and to be an attractive investment.

OMV's stock exchange and privatization history.

1987: After the government's decision to privatize the public sector, the initial public offering takes place in December 1987. The Österreichische Industrieholding AG (ÖIAG) sells 15% of OMV's capital stock (ATS 2 bn split into 2 mn shares with a face value of ATS 1,000) at a price of ATS 4,400. This reduces ÖIAG's stake in OMV to 85%. OMV shares start trading in Vienna on December 3 and close at ATS 4,455. On December 9 the shares are traded in Frankfurt and Munich for the first time.

1989: In September ÖIAG sells another 10% of OMV shares in a secondary offering at a price of ATS 8,240 per share. Together with a further sale of shares to institutional investors ÖIAG's stake is reduced to some 72%.

1991: The face value of 5% of the stock is reduced to ATS 100 in order to facilitate the introduction to the Austrian Futures and Options Exchange in April. In June OMV's capital stock is increased by ATS 400 mn to a total capital stock of ATS 2.4 bn. ÖIAG exercises its rights issue and continues to own 72%. On December 9, the OMV share is the first Austrian share to be traded on firm quotation on SEAQ International in London.

1994: In May, IPIC (International Petroleum Investment Company) buys 13% of OMV from ÖIAG so that ÖIAG's stake is down at 59%. In June OMV has a capital increase to ATS 2.7 bn. IPIC exercises its rights issue as well as those of ÖIAG and increases its OMV stake to 19.6%, whereas ÖIAG's stake declines to 52.4%. A Level 1 ADR program is established in the US. At September's AGM, OMV agrees on a face value of ATS 100 for all shares. Until year end, ÖIAG sells a further 2.5% and reduces its OMV stake to 49.9%. For the first time, OMV is majority owned by private stockholders.

1996: In May ÖIAG sells another 4.023 mn shares at a price of ATS 1,055 thus decreasing its stake to 35%.

1999: The Company's share capital is converted to EUR 196.29 mn and all ordinary shares will be no par value shares (27 mn shares).

Key figures for OMV shares.

Key stock data	**2001**	2000	1999	1998	1997
Number of shares in mn [1]	**26.917**	26.930	27.000	27.000	27.000
Price/Earnings (P/E) [2]	**7**	7	13	13	21
Price/Cash flow (P/CF) [2]	**3.2**	3.6	7.7	4.8	5.9

in EUR					
High	**122.65**	99.40	98.00	141.57	141.57
Low	**78.00**	74.10	72.75	70.49	85.39
Year end share price	**94.12**	82.50	96.50	80.30	127.18
Dividend per share	**4.30** [3]	4.30	2.40	2.25	2.03
Payout ratio in %	**30**	36	33	36	33
Earnings per share	**14.09**	11.91	7.11	6.19	6.02
Equity per share	**82.66**	72.21	62.65	56.49	53.22
Cash flow [4] per share	**29.21**	22.62	12.53	16.84	21.54
Earnings per share US GAAP [5]	**13.94**	13.31	7.20	1.86	5.49
ÖVFA [6] Earnings per share	**15.94**	16.73	7.19	7.02	10.47
ÖVFA Cash Earnings per share	**26.55**	20.20	15.14	15.99	20.14
ÖVFA Equity per share	**73.28**	61.98	55.10	48.76	45.86
Year end market capitalization in EUR bn	**2.54**	2.23	2.61	2.17	3.43

[1] excluding treasury stock [2] based on year end price
[3] Proposal for the Annual General Meeting includes a special dividend of 1.30 EUR per share
[4] from operating activities [5] US Generally Accepted Accounting Principles
[6] Austrian Association of Financial Analysis and Investment Advisory

01

Key figures of the OMV Group.

in %	**2001**	2000	1999	1998	1997
Return on average capital employed (ROACE)	**14**	12	9	9	14
Return on fixed assets (ROfA)	**20**	16	10	9	16
Return on equity (ROE)	**18**	18	12	11	12
Equity ratio	**39**	34	33	32	29
Gearing ratio	**17**	28	35	17	15

in EUR billion as of December 31					
NOPAT (Net operating profit after tax) [1]	**410**	354	232	192	290
Capital employed [1]	**3,045**	2,937	2,784	2,308	2,144

OMV personnel data as of December 31					
Employees	**5,659**	5,757	5,953	6,360	7,934
whereof: Non-salaried staff	**2,292**	2,398	2,507	2,721	3,482
Salaried staff	**3,197**	3,216	3,294	3,487	4,313
Executive Board and senior executives	**56**	57	56	56	62
Apprentices	**114**	86	96	96	77
Female staff in %	**16**	17	17	18	17
Staff abroad in %	**25**	23	22	22	22

[1] No contribution due to sale of PCD Group (Plastics) in 1998, polymer processing and former Chemicals segment form the newly established segment "Chemicals and Plastics"; figures 1997 according to former structure

Key figures of the OMV Group.

Statement of income in EUR mn	**2001**	2000	1999	1998	1997
Sales (excluding excise petroleum tax)	**7,736**	7,455	5,179	4,720	6,034
Earnings before interest and tax (EBIT)	**610**	491	285	220	419
Financial items	**(40)**	(38)	(6)	2	(30)
Income from ordinary activities	**570**	453	278	223	389
Extraordinary income (loss)	**0**	0	0	(6)	(127)
Taxes on income	**(188)**	(130)	(84)	(48)	(97)
Net income	**382**	323	194	169	165

Balance sheet in EUR mn					
Fixed assets	**3,983**	3,929	3,624	3,240	3,082
Current assets	**1,635**	1,705	1,495	1,371	1,702
Stockholders' equity	**2,248**	1,968	1,715	1,549	1,459
Provisions [1]	**1,052**	1,120	1,070	1,117	1,209
Liabilities [1]	**1,810**	2,412	2,183	1,827	1,581
Balance sheet total	**5,772**	5,834	5,278	4,814	4,994

US GAAP in EUR mn					
Net income	**389**	359	194	50	148
Stockholders' equity	**2,345**	2,117	1,854	1,701	1,717

[1] amended comparative figures 1997 to 1999

01

Consolidated cash flows and capital expenditure by segments.

Cash flows in EUR mn	2001	2000	1999	1998	1997
Net cash provided by operating activities	**786**	611	338	455	581
Investments	**(481)**	(654)	(639)	(734)	(632)
Disposals	**62**	85	53	172	75
Net cash used in investing activities	**(419)**	(569)	(586)	(562)	(557)
Net cash provided by (used in) financing activities	**(302)**	(76)	141	52	(32)
Cash and cash equivalents at end of year	**189**	122	152	248	307

Capital expenditure by segments in EUR mn					
Exploration and Production	**132**	86	172	105	218
Refining and Marketing	**191**	277	358	218	141
Gas	**69**	91	58	60	100
Chemicals [1] and Plastics	**38**	36	58	340	15
Plastics [1]	**—**	—	—	—	27
Corporate and Other	**22**	180	10	9	6
Group	**452**	669	656	732	507

[1] figures 1997 according to former structure

Key figures by segments.

Group sales in EUR mn	2001	2000	1999	1998	1997
Exploration and Production	**289**	255	155	118	136
Refining and Marketing	**5,578**	5,574	3,808	3,313	3,896
Gas	**1,421**	1,192	837	868	872
Chemicals [1] and Plastics	**439**	425	366	408	359
Plastics [1]	**—**	—	—	—	763
Corporate and Other	**9**	8	13	13	8
Group	**7,736**	7,455 [2]	5,179	4,720	6,034

EBIT in EUR mn	2001	2000	1999	1998	1997
Exploration and Production	**273**	320	105	(20)	50
Refining and Marketing	**223**	79	84	132	180
Gas	**111**	105	106	81	108
Chemicals [1] and Plastics	**49**	36	24	57	36
Plastics [1]	**—**	—	—	—	68
Corporate and Other	**(46)**	(49)	(34)	(29)	(24)
Group	**610**	491	285	220 [2]	418

[1] figures 1997 according to former structure
[2] rounded figures

01

Market indicators for the segments.

	2001	2000	1999	1998	1997
Crude price for Brent in USD/bbl	**24.46**	28.44	17.93	12.76	19.13
Exchange rate EUR/USD	**0.90**	0.92	1.07	1.11	–
Naphtha spot price in EUR/t	**248**	290	162	122	173
WECP [1] ethylene in EUR/t	**617**	664	426	422	507
WECP propylene in EUR/t	**461**	548	303	290	414
World crude demand in mn bbl/d [2]	**76**	75.4	75.2	73.7	73.6
World crude output in mn bbl/d [2]	**76.9**	76.7	74.0	75.5	74.3
Natural gas market in Austria in bcm [2]	**7.8**	7.3	7.7	7.6	7.4
CEE petroleum product consumption in mn t [3]	**64**	64	66	52	52
[whereof in Austria in mn t] [2]	**[10.8]**	[10.2]	[10.6]	[10.9]	[10.5]

[1] West European Contract Prices
[2] estimated
[3] Central and Eastern European markets include Austria, Bavaria, Croatia, Czech Republic, Hungary, Italy, Slovakia, Slovenia; additions in 1999: Romania and Bulgaria

Exploration and Production.

Business activities:
Half of our total production comes from Austria, with the rest coming from our activities in Australia, Libya and the UK. We are also involved as either an operator or partner in exploration and development projects in our five core areas, Austria, Australia/New Zealand, Libya, Pakistan and the UK, as well as in Albania, Iran, Ireland, Sudan, Tunisia, Vietnam and Yemen. We currently have proved reserves amounting to 340 mm boe.

Competitive advantages:
We clearly focus our activities in core areas where we are capable of reaching critical mass. We have 75% of our production in politically and financially stable countries and we have greatly improved our cost base during the last few years, which means that we now possess a very high quality portfolio in the mid-size field range, as well as shares in several giant-size fields.

Objectives:
We will continue to be a niche player with a global portfolio. We will aim to increase our production of crude oil, NGL and natural gas to 120,000 boe/d until 2004 by further developing our existing fields and by acquiring selective, proved acreage in our existing core areas as well as looking at projects in the Middle East and Russia.

01

Exploration and Production.

Current OMV projects

Block	Field name	Country	Type	Interest in %
Vienna Basin	five projects	Austria	oil, gas, oil/gas	100.0
30/2c	Jade	UK	condensate/gas	5.6
9/19	Skene	UK	condensate/oil/gas	3.5
NC 115	Murzuk	Libya	oil	7.5
NC 186	NC 186	Libya	oil	9.6
Block 20	Miano	Pakistan	gas	17.7
SW Miano	Sawan	Pakistan	gas	19.7
VIC/RL5	Patricia Baleen	Australia	gas	60.0
AC/P17	Tenacious	Australia	oil	75.0
PEP38413	Maari	New Zealand	oil	30.0

Number of completed wells	2001	2000	1999	1998	1997
Exploration and appraisal wells	**52**	24	17	12	13
Development and production wells	**55**	65	25	19	18
Total	**107** [1]	89	42	31	31

[1] whereof 18 exploration and appraisal wells and 32 development and production wells in Cooper basin, Australia (OMV interest: 2.1%)

Exploration and Production.

Crude oil and NGL production in mn bbl	**2001**	2000	1999	1998	1997
Austria	**7.0**	7.0	7.0	6.9	6.6
Australia	**0.7**	0.8	0.3	—	—
UK	**4.1**	4.4	4.4	3.1	3.7
Libya	**8.0**	7.8	7.5	5.8	4.8
Total	**19.8**	20.0	19.2	15.8	15.1

Natural gas production in bcf					
Austria	**43.5**	42.3	41.0	38.0	35.3
Australia	**3.9**	4.0	1.0	—	—
UK	**4.9**	5.2	5.9	5.7	4.7
Pakistan	**0.0**	—	—	—	—
Total	**52.3**	51.5	47.9	43.7	40.0

Total production in mn boe					
Austria	**14.2**	14.0	13.9	13.2	12.5
Australia	**1.3**	1.5	0.5	—	—
UK	**5.0**	5.3	5.3	4.1	4.6
Libya	**8.0**	7.8	7.5	5.8	4.8
Pakistan	**0.0**	—	—	—	—
Total	**28.5**	28.5	27.2	23.1	21.9

01

Exploration and Production.

Proved [1] oil and NGL reserves in mn bbl	**2001**	2000	1999	1998	1997
Austria	**64.6**	65.6	62.0	60.8	62.3
Australia	**2.5**	2.7	4.4	–	–
UK	**28.4**	32.0	37.0	38.9	35.6
Libya	**77.5**	77.8	81.0	88.1	88.1
Total	**173.0**	178.1	184.4	187.8	186.0

Proved [1] natural gas reserves in bcf					
Austria	**585.0**	609.4	648.0	639.4	644.0
Australia	**78.4**	52.3	54.8	–	–
UK	**71.9**	71.1	74.5	51.2	55.2
Pakistan	**269.5**	226.3	226.3	56.6	56.6
Total	**1,004.8**	959.1	1,003.6	747.2	755.8

Total proved [1] reserves in mn boe					
Austria	**162.1**	167.2	170.0	167.4	169.6
Australia	**15.5**	11.5	13.5	–	–
UK	**40.4**	43.8	49.4	47.5	44.8
Libya	**77.5**	77.8	81.0	88.1	88.2
Pakistan	**44.9**	37.7	37.7	9.4	9.4
Total	**340.5**	338.0	351.6	312.4	312.0

[1] developed and undeveloped reserves; all figures as of December 31

Refining and Marketing.

Business activities:
We operate two refineries, giving us a combined capacity of 270,000 bbl/d. The Schwechat plant in Austria, which is one of Europe's largest inland refineries produces high grade petroleum products and basic petrochemicals, whilst the Burghausen plant in Bavaria, southern Germany focuses mainly on producing middle distillates and basic petrochemicals. We sell our oil products through our own retail and dealer network and we are market leaders in most Central and Eastern European countries we operate in. We are also actively expanding our Marketing operations within Serbia and Bosnia-Herzegovina.

Competitive advantages:
We have refineries that are recognized for outstanding product quality and environmental standards, along with a high degree of integration and the close proximity to their markets. We are able to transport low-cost exports from Schwechat via the river Danube to south-eastern Europe. We have an extensive retail network along with extremely efficient commercial distribution systems that give us a highly visible brand image throughout Central and Eastern European markets and an extensive platform for continued organic growth.

Objectives:
We will aim to optimize the utilization of our refineries at high levels. We will continue our program of strict cost and supply chain management to increase the profitability of both refineries. We will focus on premium quality high demand products to increase margins, along with continuing to develop the fast growing area of non-oil consumer products, such as shops, car washes and catering outlets at filling stations throughout our network. We will cautiously continue to grow our presence within our new markets.

01

Refining and Marketing.

Crude oil imports in 1,000 t	**2001**	2000	1999	1998	1997
Algeria	**520**	776	772	1,043	1,564
Azerbaijan	**150**	0	0	0	0
Cameroon	**0**	0	80	15	87
Czech Republic	**62**	31	34	44	46
Iraq	**656**	1,142	1,382	1,531	925
Iran	**0**	0	55	0	0
Libya	**4,036**	3,219	3,750	3,918	4,189
Kazakhstan	**450**	984	645	850	0
Nigeria	**839**	423	476	341	123
Russia	**1,204**	1,084	991	1,221	1,338
Saudi Arabia	**575**	406	318	573	903
Syria	**845**	119	0	10	0
Tunisia	**0**	20	488	324	429
United Arab Emirates	**0**	0	0	0	181
Others	**134**	148	195	0	266
Total	**9,470**	8,432	9,187	9,869	10,051

Crude oil processing in 1,000 t					
Crude oil	**10,430**	9,403	10,109	10,777	10,872
Third-party processing (in Schwechat only)	**1,829**	1,976	1,929	1,927	1,858
Semi-finished products and others	**556**	512	526	431	336
Total	**12,815**	11,891	12,564	13,135	13,066
Utilization rate in %	**94**	88	90	95	95

Refining and Marketing.

Sales volume in 1,000 t	**2001**	2000	1999	1998	1997
Petrochemicals	**1,516**	1,325	1,485	1,494	1,475
Gasoline	**1,943**	1,802	2,149	2,180	2,417
Jet fuel	**973**	894	920	921	889
Diesel fuel	**3,105**	3,012	2,895	2,825	2,581
Extra light heating oil	**2,185**	1,825	1,963	2,166	2,294
Fuel oil	**1,069**	1,148	1,127	1,425	1,451
Bitumen	**400**	341	330	291	303
Coke	**191**	167	211	207	213
Others	**438**	329	360	426	389
Total	**11,820**	10,843	11,440	11,935	12,012

Retail market shares in %					
Austria	**20**	20	20	20	22
International	**12**	11	11	10	9
Total	**15**	14	14	13	13

Refining and Marketing.

Retail network as of December 31	**2001**	2000	1999	1998	1997
Austria	**534**	548	558	566	575
[whereof with VIVA market]	**[154]**	[144]	[127]	[109]	[76]
Bulgaria	**51**	36	8	–	–
[whereof with VIVA market]	**[47]**	[21]	[1]	[–]	[–]
Croatia	**25**	22	21	15	13
[whereof with VIVA market]	**[2]**	[0]	[0]	[0]	[0]
Czech Republic	**110**	109	103	99	76
[whereof with VIVA market]	**[56]**	[55]	[52]	[34]	[0]
Germany	**79**	81	79	92	94
[whereof with VIVA market]	**[19]**	[18]	[16]	[10]	[0]
Hungary	**114**	116	113	82	76
[whereof with VIVA market]	**[55]**	[49]	[48]	[23]	[0]
Italy	**66**	55	38	32	24
[whereof with VIVA market]	**[1]**	[0]	[0]	[0]	[0]
Romania	**34**	17	8	–	–
[whereof with VIVA market]	**[28]**	[17]	[5]	[–]	[–]
Slovakia	**51**	61	61	54	38
[whereof with VIVA market]	**[33]**	[33]	[29]	[22]	[0]
Slovenia	**96**	91	91	93	87
[whereof with VIVA market]	**[2]**	[0]	[0]	[0]	[0]
Total	**1,160**	1,136	1,080	1,033	983
[whereof with VIVA market]	**[397]**	[337]	[278]	[198]	[76]

Gas.

Business activities:
We supply up to 90% of the natural gas needs of Austria by drawing on supplies from Germany, Norway, Russia and on our own domestic reserves. We also play a key role in the European gas transmission market, with over one third of all Russian gas exports to Western Europe passing through our Baumgarten facility. Our pipeline network is some 2,000 km in length and we also currently hold 80% of the total gas storage market in Austria.

Competitive advantages:
We are positioned at the center of the European natural gas flows, inbetween the largest gas exporter Russia and the continually growing markets of Western, Southern and Central Europe. We continue to have a competitive advantage through our existing infrastructure and long term gas contracts, and our Baumgarten gas hub, pipeline network and storage facilities will continue to be profitable assets in the liberalizing gas markets.

01

Objectives:
We intend to maintain our market share within the Austrian market on the wholesale level whilst increasing our overall direct sales within the region in cooperation with the Austrian gas distribution companies. We will continue to expand our transmission business through organic growth. Furthermore we want to be an assigned partner for new tasks resulting from the amendment to the Austrian Gas Act, e.g. relating to inter-regional pipeline operating, clearing and settlement for balancing energy, etc.

Gas.

Imports in mn cbm	**2001**	2000	1999	1998	1997
Russia	**4,829**	5,001	5,240	5,468	5,314
Norway	**844**	715	521	427	407
Germany	**217**	193	181	155	137
Total	**5,890**	5,909	5,942	6,050	5,858

Total transmission volume sold in mn cbm					
East-west system (HAG, WAG, PENTA West)	**9,810**	9,409	9,292	9,191	9,101
North-south system (TAG, SOL)	**27,891**	27,240	27,240	24,626	21,910
Total	**37,701**	36,649	36,532	33,817	31,011

Gas volume in storages in mn cbm					
OMV gas storage facilities	**800**	1,316	1,134	1,375	1,424

20

Gas.

Gas sales in Austria in mn cbm	**2001**	2000	1999	1998	1997
WIENGAS Ges.m.b.H.	**1,754**	1,782	1,933	1,852	1,684
Oberösterreichische Ferngas AG	**1,547**	1,771	1,651	1,657	1,446
EVN AG	**1,478**	1,369	1,364	1,472	1,578
Steirische Ferngas AG	**993**	1,036	1,014	1,069	945
TIGAS – Erdgas Tirol Ges.m.b.H.	**217**	193	170	142	129
KELAG – Kärntner Elektrizitäts-Aktiengesellschaft	**151**	154	152	130	132
Salzburg AG	**135**	137	139	113	175
BEGAS – Burgenländische Erdgas-versorgungs-Aktiengesellschaft	**114**	107	104	97	134
Direct customers	**233**	18	13	32	93
Total	**6,622**	6,567	6,540	6,564	6,316

Chemicals and Plastics.

Business activities:
We are market leaders in plant nutrients in Austria and many of the neighboring countries, as well as being the world's second largest producer of melamine, a synthetic resin used to make laminated flooring, furniture and boards.

We are also one of the world's top producers of geotextiles, which are non-woven fabrics used in the construction business for separation, filtering, drainage, protection and insulation.

Competitive advantages:
We have created an excellent position in the global melamine and geotextile markets through our state-of-the-art proprietary technology.
We also have a leadership position in the Central and Eastern European plant nutrient market.

Objectives:
We will aim to strengthen our excellent market positions and to improve overall profitability. In melamine in particular, we plan to double our worldwide sales volume until the year 2008.

20

Chemicals and Plastics.

Sales by business unit	2001	2000
Plant nutrients	**44%**	42%
Melamine, urea	**34%**	34%
Services	**10%**	10%
Resins, glues, bulk	**7%**	7%
Animal feed supplements	**4%**	4%
Plant protection	**1%**	3%
Total	**100%**	100%

Sales by region	2001	2000
Austria	**42%**	42%
Rest of European Union	**41%**	43%
Rest of Europe	**12%**	11%
Rest of the World	**5%**	4%
Total	**100%**	100%

Consumption of plant nutrients in 1,000 t nitrogen [2]	2001/00 [1]	2000/99	1999/98	1998/97	1997/96
European Union	**9,084**	10,010	9,885	9,811	9,958
[whereof in Austria]	**[117]**	[122]	[128]	[128]	[133]

Capacities of plant nutrients in 1,000 t nitrogen [2]	2001/00 [1]	2000/99	1999/98	1998/97	1997/96
European Union	**10,921**	11,635	11,890	11,813	11,694
[whereof in Austria]	**[407]**	[407]	[398]	[394]	[394]

[1] preliminary estimates [2] fertilizer season: July 1 until June 30

Sales volume in mn t	2001	2000	1999	1998	1997
Plant nutrients	**0.97**	1.10	1.10	0.94	0.94
Melamine and urea	**0.24**	0.31	0.35	0.30	0.32

Supervisory and Executive Board.

Supervisory Board:
Oskar Grünwald (Chairman until May 23) [1) 2) 3)]
Johannes Ditz (Deputy Chairman until May 23 and Chairman until December 31) [1) 2) 3)]
Peter Michaelis (Deputy Chairman since May 23 and Chairman since January 1, 2002) [1) 2) 3)]
Mohamed Nasser Al Khaily (Deputy Chairman) [1) 2) 3)]

Norbert Beinkofer (until May 23) [1) 2) 3)]
Helmut Draxler
René Alfons Haiden
Murtadha Mohammed Al Hashemi [3)]
Richard Leutner
Wolfram Littich (since May 23) [2) 3)]
Rudolf Streicher (until May 23) [3)]
Herbert Werner
Norbert Zimmermann (since May 23) [3)]

Delegates of the Central Works Council:
Leopold Abraham [1) 2) 3)]
Hugo Jandl [1) 2) 3)]
Franz Kiegler [3)]
Franz Kaba
Herbert Nedbal

Committees: [1)] Presidential [2)] Accounts [3)] Projects

Executive Board:
Richard Schenz, Chairman and Chief Executive Officer, Chemicals (until December 31, 2001)

Wolfgang Ruttenstorfer, until December 31, 2001 Deputy Chairman, Finance and Gas; since January 1, 2002 Chairman and Chief Executive Officer, Gas, Chemicals and until April 1, 2002 Finance

Tassilo Peyrer-Heimstätt, Refining and Marketing (until December 31, 2001)

Gerhard Roiss, until December 31, 2001 Exploration and Production, Plastics; since January 1, 2002 Deputy Chairman, Refining and Marketing, Plastics

In 2002 the following people join the Executive Board:
January 1, 2002: **Helmut Langanger**, Exploration and Production

April 1, 2002: **David C. Davies**, Finance

20

Stockholders' information.

Financial calendar	Dates [1]
Full year result 2001	March 7, 2002
Results January–March 2002	May 14, 2002
Annual General Meeting [2]	May 24, 2002
Dividend ex date	May 29, 2002
Dividend payment date	June 3, 2002
Results January–June 2002	August 13, 2002
Results January–September 2002	November 12, 2002
Full year result 2002	March 2003

[1] The dates shown above are provisional and subject to final confirmation.
[2] Annual General Meeting: 10.30 am, AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, A 1220 Vienna

Open for more information.
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Please contact:
OMV Aktiengesellschaft, Investor Relations
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 404 40-21324 or
+43 (0)1 404 40-21600 (voice mail)
Fax: +43 (0)1 404 40-29496
E-mail: investor.relations@omv.com
Homepage: www.omv.com

OMV Aktiengesellschaft
Otto-Wagner-Platz 5, A 1090 Vienna
Tel.: +43 (0)1 404 40-0
Fax: +43 (0)1 404 40-20091
www.omv.com

Investor Relations
Tel.: +43 (0)1 404 40-21324
Voice mail: +43 (0)1 404 40-21600
Fax: +43 (0)1 404 40-29496
E-mail: investor.relations@omv.com

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